     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2001.

                            REGISTRATION NO. 33-____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933


                            ZIASUN TECHNOLOGIES, INC.
                            -------------------------
             (Exact Name of Registrant as Specified in Its Charter)

            Nevada                    7389                 84-1376402
            ------                    ----                 ----------
        (State or Other        (Primary Standard        (I.R.S. Employer
        Jurisdiction or    Industrial Classification     Identification
         Organization)            Code Number)              Number)

 665 San Rodolfo Drive, Suite 120, Solana Beach, California 90275; (858)350-4060
 -------------------------------------------------------------------------------
   (Address, Including Zip Code, and Telephone Number, including Area Code, of
                    Registrant's Principal Executive Offices)

                                Allen D. Hardman
                President, Secretary and Chief Operating Officer
                            ZiaSun Technologies, Inc.
                        665 San Rodolfo Drive, Suite 120
                         Solana Beach, California 90275
                                 (858) 350-4060
                                 --------------
            (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code of Agent for Service)

                                   COPIES TO:

                              James C. Lewis, Esq.
                              Rakesh Govindji, Esq.
                       Jones, Waldo, Holbrook & McDonough
                           170 South Main Street #1500
                           Salt Lake City, Utah 84101
                                 (801) 521-3200

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

 Title of Each Class                           Proposed Maximum      Proposed Maximum
  of Security to be         Amount to be        Offering Price     Aggregate Offering          Amount of
      Registered             Registered          Per Unit (2)           Price (3)        Registration Fee (4)
      ----------             ----------          ------------           --------         --------------------
Common Stock,
    par value $0.001         365,000(1)              $1.64               $598,000                $150

         (1) The amount to be registered consists of 365,000 shares of common stock of the Registrant which were issued to certain individuals in connection with the acquisition by the Registrant of Seminar Marketing Group, Inc. ("SMG"), in a stock-for-stock exchange, completed in the end of September, 2000. These securities are the subject of a rescission offer to be commenced following the effectiveness of this Registration Statement, as more fully described in the prospectus which is a part of this Registration Statement.

         (2) Reflects the average estimated purchase price per share, excluding interest, to be payable by the Registrant in the Rescission Offer.

         (3) Aggregate estimated purchase price, excluding interest, estimated to be payable if the rescission offer is accepted in full.

         (4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         THE INFORMATION IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. THE COMPANY HAS FILED A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY MAY NOT SELL OR ACCEPT YOUR OFFER TO BUY THESE SECURITIES UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED JULY , 2001

                                   PROSPECTUS

               RESCISSION OFFER OF 365,000 SHARES OF COMMON STOCK
                           TO CERTAIN SHAREHOLDERS OF
                            ZIASUN TECHNOLOGIES, INC.

ZIASUN

         o The Company is an Internet technology holding company focused on investor education and e-finance.

         o Ziasun Technologies, Inc., 665 San Rodolfo Drive, Suite 120, Solana Beach, California 92075. Tel: (858) 350-4060.

SYMBOL & MARKET

         o        ZSUN / OTC Bulletin Board of the NASD

         o On July 11, 2001, the last reported sale price for our common stock on the OTC Bulletin Board of the NASD was $0.61 per share.

THE RESCISSION OFFER

         ZiaSun Technologies, Inc. (the "Company" or "ZiaSun") is offering to certain of its shareholders, upon the terms and conditions described in this Prospectus, the right to rescind their purchase of shares of common stock of Seminar Marketing Group, Inc. ("SMG"). The Company is making this Rescission Offer as a result of the following two transactions:

         (1) ISSUANCE OF SHARES OF COMMON STOCK IN SMG. In August, 2000, SMG issued shares of common stock to sixty-one (61) individuals for services and other consideration provided for the benefit of the Company's wholly owned subsidiary, Online Investor Advantage, Inc. ("OIA") and as a "bonus" to certain shareholders; and

         (2) EXCHANGE OF SHARES OF SMG FOR SHARES OF THE COMPANY. In September 2000, the Company acquired all of the shares of SMG from the SMG shareholders through the issuance of shares of its common stock in a stock-for-stock exchange (the "exchange").

         The Company is aware that the issuance of securities in these transactions did not satisfy the requirements of federal and state securities laws. Accordingly, the Company may be contingently liable to holders of these shares in the aggregate amount of approximately $598,000, plus interest of $56,370 as of July 12, 2001.

         The Company hereby offers to rescind the purchase of the shares of SMG by repurchasing the shares of the Company's common stock issued to the SMG shareholders (the "Rescission Stock") in the exchange, as follows:

         (1) REDUCTION IN COMPENSATION. Prior to the organization of SMG, a number of employees and independent contractors of OIA agreed to have a portion of the compensation owed to them for services on behalf of OIA, withheld from payment, in consideration of the future issuance of common stock. The Company will repurchase the Rescission Stock held by these Offerees, at a price equal to the amounts withheld, together with interest from the date of exchange at 12% per annum.

         (2) OTHER CONSIDERATION. Other individuals provided services and other consideration for the issuance of common stock, but did not have any compensation withheld. The Company will repurchase the Rescission Stock held by these Offerees at a price equal to the average closing bid price of the Company's common stock during the twenty (20) trading days prior to the date of this Prospectus.

         If you have already resold your shares, the Company offers to pay you the difference between the amount offered in this Prospectus, and the consideration you received on the sale, plus accrued interest. As indicated, the Company will pay the legal interest rate in the state of Utah of 12%, which is the highest interest rate in each of the states in which purchasers resided at the time of the transactions described in this Prospectus.

         Expiration Date of Rescission Offer: August ___, 2001 at 5:00 P.M., Mountain Standard Time.

         EITHER REJECTION OR ACCEPTANCE OF THIS RESCISSION OFFER IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. RETAINING AN INVESTMENT IN ZIASUN TECHNOLOGIES, INC., IS SUITABLE ONLY FOR PERSONS OF SUBSTANTIAL FINANCIAL MEANS WHO ARE ABLE TO BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF FACTORS WHICH SHOULD BE CONSIDERED BY EACH RECIPIENT OF THIS RESCISSION OFFER.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THE INFORMATION PRESENTED HERE. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS DOCUMENT.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE COMPANY HAS ENTERED INTO A MERGER AGREEMENT WITH TELESCAN, INC., UNDER THE TERMS OF WHICH THE COMPANY AND TELESCAN HAVE AGREED TO ENTER INTO A BUSINESS COMBINATION THAT, IF COMPLETED, WOULD RESULT IN THE COMPANY AND TELESCAN BECOMING WHOLLY-OWNED SUBSIDIARIES OF INVESTOOLS INC., A NEWLY FORMED CORPORATION. THE COMPANY HAS FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES & EXCHANGE COMMISSION REGARDING THIS MERGER TRANSACTION. BEFORE MAKING A DECISION TO ACCEPT OR REJECT THIS RESCISSION OFFER, YOU ARE URGED TO CAREFULLY CONSIDER ALL OF THE INFORMATION REGARDING THE MERGER, TELESCAN AND INVESTOOLS SET FORTH IN THIS PROSPECTUS.

         The date of this prospectus is __________________, ______, 2001.

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER.....................................................1

PROSPECTUS SUMMARY...................................................................................2
   The Company.......................................................................................2
   Summary of Rescission Offer.......................................................................2
   Proposed Merger...................................................................................3
   Telescan, Inc.....................................................................................3
   INVESTools, Inc...................................................................................4
   Risk Factors......................................................................................4

SUMMARY HISTORICAL FINANCIAL DATA....................................................................4
   The Company.......................................................................................4
   Telescan..........................................................................................5
   Summary Unaudited Pro Forma Combined Financial Data of the Company and Telescan...................7

COMPARATIVE PER SHARE DATA...........................................................................7

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION..........................................8

RISK FACTORS.........................................................................................8
   RISKS RELATING TO THE COMPANY'S BUSINESS..........................................................8
   RISKS RELATING TO RESCISSION OFFER...............................................................15
   RISKS RELATING TO MERGER.........................................................................16
   RISKS RELATING TO TELESCAN'S BUSINESS............................................................18

THE RESCISSION OFFER................................................................................21
   Background and Reasons for the Rescission Offer..................................................21
   Terms of the Rescission Offer....................................................................23
   How to Accept the Rescission Offer...............................................................24
   How to Reject the Rescission Offer...............................................................24
   Funding the Rescission Offer.....................................................................24
   Additional Terms and Conditions..................................................................24
   Questions About the Rescission Offer.............................................................25
   Use of Rescission Stock Repurchased by the Company...............................................25
   Effect of Rescission Offer.......................................................................25
   Federal Income Tax Consequences of the Rescission Offer..........................................25

CAPITALIZATION......................................................................................28

ZIASUN BUSINESS.....................................................................................28
   General..........................................................................................28
   Continuing Operations............................................................................29
   Discontinued Operations..........................................................................31
   Distribution.....................................................................................32
   Recent Acquisitions and Investments..............................................................32
   Raw Materials and Supplies.......................................................................32
   Intellectual Property............................................................................32
   Government Regulation............................................................................33
   Employees........................................................................................34
   Property.........................................................................................34
   Legal Proceedings................................................................................34

DESCRIPTION OF CAPITAL STOCK........................................................................35
   Per Share Market Price and Dividend Information..................................................35

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE COMPANY......................................36

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................37
   Overview.........................................................................................37
   Results of Operations............................................................................38
   Liquidity and Capital Resources..................................................................40
   Recent Accounting Pronouncements.................................................................41
   Changes In, and Disagreements With, Accountants on Accounting and Financial Disclosure...........42
   Market Risk Disclosure...........................................................................42

THE COMPANY MANAGEMENT..............................................................................43
   Directors and Executive Officers.................................................................43
   Executive Compensation...........................................................................45
   Options/SAR Grants In Last Fiscal Year...........................................................47
   Aggregated Option Exercises In The Last Fiscal Year..............................................48
   General Information Concerning the Board of Directors and its Committees.........................48
   Audit Committee..................................................................................48
   Stock Option Plan Committee......................................................................48
   Compensation Committee...........................................................................49
   Compensation Committee Interlock and Insider Participation.......................................49
   The Company Compensation Committee Report on Executive Compensation..............................49
   General Compensation Philosophy..................................................................49
   Executive Compensation...........................................................................50
   Chief Executive Officer Compensation.............................................................50
   Internal Revenue Code Section 162(m) Limitation..................................................51
   The Company Audit Committee Report...............................................................51
   Stock Performance Graph..........................................................................52
   Certain Relationships and Related Transaction with Directors and Executive Officers..............53

BENEFICIAL OWNERSHIP OF SECURITIES..................................................................53

THE PROPOSED MERGER.................................................................................54
   General..........................................................................................54
   Annual Meeting of Shareholders to Approve Merger.................................................54
   INVESTools.......................................................................................57
   The Company's Reasons for the Merger; Recommendation of Board of Directors.......................57
   No Fairness Opinions Solicited...................................................................59
   Interests of Directors and Executive Officers in the Merger......................................59
   Board of Directors and Management after the Merger...............................................60
   Material U.S. Federal Income Tax Consequences....................................................61
   Accounting Treatment of the Merger...............................................................61
   Treatment of Stock Options and Other Rights......................................................62
   No Governmental Approvals or Regulatory Requirements.............................................62
   Expenses.........................................................................................62
   Nasdaq Listing...................................................................................62
   Delisting and Deregistration of the Company's Stock after the Merger.............................62
   Stock Transfer Restrictions......................................................................62
   Agreement and Plan of Merger.....................................................................62
   Conditions to Completion of the Merger...........................................................63
   Termination of the Merger Agreement..............................................................64
   Termination Fee..................................................................................64
   Ancillary Agreements.............................................................................65

TELESCAN BUSINESS...................................................................................65
   General..........................................................................................65
   Corporate Background.............................................................................65
   Services and Products............................................................................66
   Consumer Division................................................................................66
   Business Strategy................................................................................67
   New Products and Technology......................................................................67
   Market Penetration...............................................................................68
   Mergers & Acquisitions...........................................................................68
   Marketing........................................................................................68
   Customers........................................................................................68
   Proprietary Rights...............................................................................68
   Competition......................................................................................69

   Employees........................................................................................69
   Governmental Regulation..........................................................................69
   Description of Property..........................................................................69
   Legal Proceedings................................................................................69

TELESCAN PER SHARE MARKET PRICE AND DIVIDEND INFORMATION............................................70

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TELESCAN.........................................71

TELESCAN MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........72
   Business Overview................................................................................72
   Results of Operations............................................................................72
   Liquidity and Capital Resources..................................................................75
   Changes in, and Disagreements with, Accountants on Accounting and Financial Disclosure...........76
   Market Risk Disclosure...........................................................................77

TELESCAN MANAGEMENT.................................................................................77
   Directors and Executive Officers.................................................................77
   Executive Compensation...........................................................................80
   Option Grants In Last Fiscal Year................................................................81
   Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values................83
   Security Ownership of Certain Beneficial Owners and Management...................................83
   Certain Relationships and Related Transaction with Directors and Executive Officers..............84

LIMITATION ON DIRECTORS' LIABILITY; indemnification.................................................85

EXPERTS.............................................................................................86

WHERE YOU CAN FIND ADDITIONAL INFORMATION...........................................................86

APPENDIX A--FORM OF ELECTION

                QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

Q:   WHY IS THE COMPANY MAKING THE RESCISSION OFFER?

A: The issuance of shares covered by this Rescission Offer did not comply with the Securities Act of 1933, as amended, because those stock issuances were not registered under federal securities law and did not qualify for an exemption from registration. Under federal and state securities laws, the purchasers of those shares are entitled to rescind their purchases.

Q:   WHAT WILL I RECEIVE IF I ACCEPT THE RESCISSION OFFER?

A: If you accept the Company's Rescission Offer, the Company will repurchase the shares you hold based on one of the following two repurchase prices:

         (1) REDUCTION IN COMPENSATION. Prior to the organization of SMG, a number of employees and independent contractors of OIA agreed to have a portion of the compensation owed to them for services on behalf of OIA, withheld from payment, in consideration of the future issuance of common stock. The Company will repurchase the Rescission Stock held by these Offerees, at a price equal to the amounts withheld, together with interest thereon from the date of exchange at 12% per annum.

         (2) OTHER CONSIDERATION. Other individuals provided services and other consideration for the benefit of OIA, for the issuance of common stock, but did not have any compensation withheld. The Company will repurchase the Rescission Stock held by these Offerees at a price equal to the average closing bid price of the Company's common stock during the twenty (20) trading days prior to the date of this Prospectus, together with interest thereon at 12% per annum from the date of exchange.

     The Company will not make any additional payment to purchase any shares that were given to you as "bonus shares," and if you elect to rescind, all of the Rescission Stock held by you, including the bonus shares, will be cancelled.

Q: WHEN DOES THE RESCISSION OFFER EXPIRE?

A:   The Rescission Offer expires on August ___, 2001.

Q: WHAT DO I NEED TO DO NOW TO ACCEPT THE RESCISSION OFFER?

A: You should complete, sign and date the accompanying Form of Election, and return it to the Company, together with your stock certificates for the shares you want the Company to repurchase, in the enclosed return envelope prior to the expiration date.

Q. WHAT HAPPENS IF I DON'T RETURN MY FORM OF ELECTION?

A: If you do not return your Form of Election before the expiration date of the rescission offer, you will be deemed to have rejected the Company's Rescission Offer.

Q. CAN I CHANGE MY MIND AFTER I HAVE MAILED MY SIGNED ELECTION FORM?

A: Yes. You can change your decision about accepting or rejecting the Company's Rescission Offer at any time before the expiration date. You can do this by completing and submitting a new Election Form.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A:   You can call James C. Lewis of Jones, Waldo, Holbrook & McDonough at
    (801) 521-3200 with any questions about the Rescission Offer.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that you should consider before acting on the Rescission Offer. We encourage you to read the entire Prospectus carefully, including the section entitled "Risk Factors" and the financial statements and notes to those financial statements, which appear elsewhere in this Prospectus.

THE COMPANY (SEE PAGE 28)

         The Company is an Internet technology holding company focused on investor education and e-finance. The Company's revenues are largely derived from Online Investors Advantage, Inc., a wholly-owned subsidiary. Online Investors Advantage provides in-depth consumer training in the optimum use of Internet-based investment and financial management tools and services via live workshops, home study and online subscriptions. The Company has developed a live two-day workshop and a video-based home-study program, both of which it promotes online and through a multi-step marketing program. Online Investors Advantage has a current customer base of approximately 12,000 individuals and expanded its international presence significantly in 2000.

SUMMARY OF RESCISSION OFFER (SEE PAGE 21)

         On August 14, 2000, Seminar Marketing Group, Inc. ("SMG"), a newly organized Utah corporation, issued shares of common stock to 61 individuals in exchange for unpaid services and other consideration provided by such individuals for the benefit of Online Investors Advantage, Inc., a wholly-owned subsidiary of the Company. On the same date, SMG issued additional "bonus shares" to approximately 24 individuals, for no additional consideration. In a subsequent transaction in the end of September, 2000, the Company acquired SMG under the terms of an acquisition agreement, pursuant to which the Company issued a total of 370,000 shares of its common stock to SMG shareholders in exchange for all of the issued and outstanding common stock of SMG (the "exchange"). The Company incorrectly believed that the stock issuances in these two transactions were made in accordance with applicable requirements of federal and state securities laws. However, after further review and as a result of questions about the offering raised by counsel, the Company determined that the Company was in error, and that the offer and sale of the securities violated the Securities Act of 1933, as amended, and state securities laws. Specifically, the common stock was offered and sold in these transactions in a manner that did not comply with Section 5 of the Securities Act because no registration statement was filed with the Securities and Exchange Commission ("SEC"), and the issuances were not eligible for the "private placement" exemptions under the Securities Act. Further, neither SMG nor the Company qualified such issuances within the states in which those shareholders resided, which were the states of Utah, Wyoming, Arizona, Texas and Idaho. Accordingly, the Company may have incurred a contingent liability to the persons receiving shares in these transactions in the aggregate amount of approximately $598,000 plus interest of approximately $56,370 as of the date of this Prospectus.

         Therefore, the Company is offering certain holders of common stock the right to rescind their purchase of shares in these two transactions. If a shareholder accepts this Rescission Offer, the Company will repurchase his or her shares as follows:

         (1) REDUCTION IN COMPENSATION. Prior to the organization of SMG, a number of employees and independent contractors of OIA agreed to have a portion of the compensation owed to them for services on behalf of OIA, withheld from payment, in consideration of the future issuance of common stock. The Company will repurchase the Rescission Stock held by these Offerees, at a price equal to the amounts withheld, together with interest on such amount from the date of exchange at 12% per annum.

         (2) OTHER CONSIDERATION. Other individuals provided services and other consideration for the issuance of common stock, but did not have any compensation withheld. The Company will repurchase the Rescission Stock held by these Offerees at a price equal to the average closing bid price of the Company's common stock during the twenty (20) trading days prior to the date of this Prospectus, together with interest thereon at 12% per annum from the date of exchange.

The Company will pay the legal interest rate in the state of Utah of 12%, which is the highest interest rate in each of the states in which purchasers resided at the time of the transactions described in this Prospectus. No additional payment will be made to repurchase shares which were given as "bonus shares" to certain SMG shareholders, and persons electing to rescind will be cancelling ALL shares held by him or her, including the bonus shares. If you have resold the shares in a bona fide transaction to a third party prior to the date of this Prospectus, the Company will pay an amount equal to the difference between the amount offered in this Prospectus, and the consideration you received on the sale of the shares, plus accrued interest at 12% per annum.

         To accept or reject the Rescission Offer, you must complete, sign and return to us the Form of Election attached to this prospectus as Appendix A prior to the expiration of the Rescission Offer.

IF YOU DO NOT COMPLETE AND RETURN A FORM OF ELECTION PRIOR TO THE EXPIRATION OF THE RESCISSION OFFER, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

PROPOSED MERGER (SEE PAGE 53)

         On May 3, 2001, the Company entered into a merger agreement with Telescan, Inc., a Delaware corporation, under the terms of which the Company and Telescan have agreed, subject to shareholders approval and other conditions, to engage in a business combination that will result in each company becoming a wholly-owned subsidiary of a newly formed corporation, INVESTools Inc. The Company's shareholders will receive one share of INVESTools common stock for each share of the Company's common stock they own, and holders of Telescan common stock will receive 0.56586 shares of INVESTools common stock for each share they own, and holders of Telescan preferred stock will receive one share for each share of INVESTools common stock for each share of Telescan preferred stock they own. At the completion of the merger, the former Company shareholders would own approximately 75% of INVESTools and the former Telescan shareholders would own the remaining interest of approximately 25%.

         The completion of the merger is subject to the approval by the shareholders of the Company and Telescan, and other customary closing conditions. The board of directors will recommend the approval of the merger agreement and related matters, at an annual meeting of the Company's shareholders. The Company and Telescan have each filed a joint proxy statement/prospectus with the U.S. Securities and Exchange Commission ("SEC"), pertaining to the merger. At such time as the SEC has completed its review of the joint proxy statement/ prospectus, INVESTools will file a registration on Form S-4, covering the merger with the SEC. Upon effectiveness of the registration statement with the SEC, the Company and Telescan will each mail to its shareholders a copy of the Prospectus, and hold a meeting of its respective shareholders, to seek shareholder approval of the merger. The Company is unable to predict when the registration statement on Form S-4 will be effective, when it will hold its annual meeting, or when Telescan will hold a shareholders' meeting. If the merger is completed prior to the completion of the rescission offer, this Prospectus and the registration statement of which it forms a part, will be appropriately amended.

         In addition to information regarding the Company, this Prospectus includes pertinent information regarding the merger, Telescan and INVESTools. In making your decision concerning the rescission offer, you should carefully consider all of the information in this Prospectus concerning the merger, Telescan and INVESTools.

TELESCAN, INC. (SEE PAGE 64)

         Telescan delivers premium investment advice and education to individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. INVESTools.com publishes actionable investment advice and education, and WallStreetCity.com is well known for its investment search tool, ProSearch. Telescan also offers private-label subscription marketing and e-mail list management services to marquee clients like Gilder Publishing, TheStreet.com, TradingMarkets.com and StockJungle. In addition, through its Business-to-Business Division, Telescan offers an array of online financial solutions to businesses seeking to expand their offerings online and gain greater cost efficiency through outsourcing. Telescan's business clients include many of the nation's leading financial services and media companies, including America Online, American Express, BusinessWeek Online, Forbes and Quick & Reilly/Fleet National Bank.

         The Company and Telescan expect that the merger into INVESTools will provide Telescan a broader customer base for its products and services, and will provide a more direct seminar-based connection with the users of its online financial tools. It will also provide a combined company which expects to have positive cash flow, no outstanding debt and therefore a strong platform on which to build further.

INVESTOOLS, INC. (SEE PAGE 56)

         INVESTools Inc. is a newly formed company that will, as a result of the merger, become a leading provider of investor education, financial publications and analytical tools worldwide. INVESTools will own 100% of the Company and 100% of Telescan upon completion of the merger. On a pro forma combined basis, INVESTools recorded $89.5 million of revenues for the year ending December 31, 2000.

         As discussed below, INVESTools will create a combination of proven classroom investor education with advanced e-finance services and web-delivered analytical tools. The pro forma combined company is already doing business in 12 countries. In the year 2000, the combined operations:

         o conducted more than 1,200 investment seminars and 270 two-day investment workshops in 80 U.S. and 17 international cities;

         o served more than 100,000 paying customers at price points ranging from $15 per month to $4,000 for a complete, two-day investor education workshop;

         o reached more than one million active investors each month through Web sites and e-mail lists; and

         o represented more than 40 unique, recognizable brands, including INVESTools, Investor Toolbox, WallStreetCity and others.

         If the merger is completed, the Company and Telescan intend to build the combined company on a solid and practical business platform, in which the investor workshops complement the online financial tools. Investors are better able to leverage the power of online financial tools, if they are provided a variety of ways to become familiar with those tools, including live seminars, video tapes, audio tapes and Web based information. This multi-channel approach is also expected to produce a pro forma combined positive cash flow, providing significant differentiation from many purely Web based business models.

RISK FACTORS (SEE PAGE 8)

         Either rejection or acceptance of this rescission offer is speculative and involves a high degree of risk. Retaining an investment in the Company is suitable only for persons of substantial financial means who are able to bear the risk of loss of their entire investment.

         Recipients of this rescission offer should carefully consider all information set forth in this Prospectus, including the information set forth in "Risk Factors" beginning on page 8, prior to acting on the Rescission Offer.

                        SUMMARY HISTORICAL FINANCIAL DATA

THE COMPANY

         The following table sets forth the Company's summary historical consolidated financial information. The summary historical consolidated financial information as of and for the fiscal years ended December 31, 1996, 1997 and 1998 has been derived from, and should be read in conjunction with, the Company's audited historical consolidated financial statements and the notes thereto, which have been audited by Jones, Jensen & Company, independent auditors, and which, in the case of the fiscal year ended December 31, 1998, are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal year ended December 31, 1999 has been derived from, and should be read in conjunction with, the Company's audited historical consolidated financial statements and the notes thereto, which have been audited by HJ & Associates, LLC, independent auditors, and which are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal year ended December 31, 2000 has been derived from, and should be read in conjunction with, the Company's audited historical consolidated financial statements and the notes thereto, which have been audited by BDO Siedman, LLP, independent auditors, and which are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal quarters ended March 31, 2000 and 2001 has been derived from, and should be read in conjunction with, the Company's unaudited historical consolidated financial statements and the notes thereto attached to this Prospectus. In the Company's opinion, all adjustments (which consist only of normal recurring entries) considered necessary for a fair presentation have been included in the Company's unaudited financial statements. Interim results for the fiscal quarter ended March 31, 2001 are not necessarily indicative of, or projections for, the results to be expected for the full fiscal year ending December 31, 2001. The following summary historical consolidated financial information should be read in conjunction with the sections entitled "Selected Historical Financial Data of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" below and with the consolidated financial statements of the Company and the notes thereto attached to this Prospectus.

                                 QUARTERS ENDED
STATEMENT OF OPERATIONS             MARCH 31,                             YEARS ENDED DECEMBER 31,
                              --------------------------------------------------------------------------------------
                                2001        2000         2000         1999          1998         1997         1996
                              --------   --------      --------     --------      --------     --------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.....................  $ 14,233    $ 12,914     $ 54,667     $ 23,620      $    --      $     --      $    --

Earnings (loss) before
  other income and special
  charges...................      (823)      3,189        4,143        4,386          (77)           --           --
Goodwill impairment ........         --         --      (71,756)          --           --            --           --
Other income (expense) .....      (247)         94          167           17           --            --           --

Net income (loss) from
   continuing operations....    (1,093)      1,763      (70,548)       2,632          (77)       (3,511)          (4)
Net income (loss) ..........  $ (1,233)   $  1,977     $(77,226)    $  5,964      $   769      $ (3,511)     $    (4)

NET INCOME (LOSS) PER
  COMMON SHARE FROM
  CONTINUING OPERATIONS
     Basic..................  $   (0.04)  $    0.08    $   (2.37)   $    0.12     $    --      $     --      $    --
                              ========== ==========   ===========  ==========   =========     =========    =========
     Diluted................  $   (0.04)  $    0.08    $   (2.37)   $    0.10     $    --      $     --      $    --
                              ========== ==========   ===========  ==========   =========     =========    =========

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING

     Basic..................    32,315      22,219       29,744       21,770       17,023        15,467          800
                                ======   =========    =========    =========    =========     =========    =========
     Diluted................    32,315      22,264       29,744       25,796       17,023        15,467          800
                                ======   =========    =========    =========    =========     =========    =========

                                                                                DECEMBER 31,
                                                      --------------------------------------------------------------
BALANCE SHEET DATA               MARCH 31, 2001          2000         1999          1998         1997         1996
                              ------------------       -------       ------        ------       ------       -------
                                                                  (IN THOUSANDS)
Working capital...............      $   (584)          $     72     $  6,373        $1,622    $     (12)   $      66
Total assets..................        47,513             47,713       19,457        4,765           123           66
Total stockholders'                   40,881             42,099       15,736        4,165            37           66
equity .......................

TELESCAN

         The following table sets forth certain of Telescan's summary historical consolidated financial information. The summary historical consolidated financial information as of and for the fiscal years ended December 31, 1996, 1997, 1998 and 1999 has been derived from, and should be read in conjunction with, Telescan's audited historical consolidated financial statements and the notes thereto, which have been audited by Hein + Associates LLP, independent auditors, and which, in the case of the fiscal years ended December 31, 1998 and 1999, are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal year ended December 31, 2000 has been derived from, and should be read in conjunction with, Telescan's audited historical consolidated financial statements and the notes thereto, which have been audited by Arthur Andersen LLP, independent auditors, and which are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal quarters ended March 31, 2000 and 2001 has been derived from, and should be read in conjunction with, Telescan's unaudited historical consolidated financial statements and the notes thereto attached to this Prospectus. In Telescan's opinion, all adjustments (which consist only of normal recurring entries) considered necessary for a fair presentation have been included in Telescan's unaudited financial statements. Interim results for the fiscal quarter ended March 31, 2001 are not necessarily indicative of, or projections for, the results to be expected for the full fiscal year ending December 31, 2001. The following summary historical consolidated financial information should be read in conjunction with the sections entitled "Selected Historical Consolidated Financial Data of Telescan" and "Telescan Management's Discussion and Analysis of Financial Condition and Results of Operations" below and with consolidated financial statements of Telescan and the notes thereto attached to this Prospectus.

                         [To be Provided by Amendment]

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF THE COMPANY AND TELESCAN

STATEMENT OF OPERATIONS                              QUARTER ENDED               YEAR ENDED
                                                     MARCH 31, 2001          DECEMBER 31, 2000
                                                ----------------------  --------------------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue.............................                    $   19,889             $    89,457

Loss before other  income and special
    charges.........................                        (2,690)                 (4,579)
Write down of assets and other charges                        (701)                (83,498)
Cost of acquisition opportunities...                            --                  (5,009)
Other income (expenses).............                          (223)                 (7,269)

Net loss from continuing
    operations......................                    $   (3,614)            $  (102,672)

NET LOSS PER COMMON SHARE FROM CONTINUING

OPERATIONS

      Basic.........................                    $     (0.09)           $     (2.63)
                                                ========================  =================
      Diluted.......................                    $     (0.09)           $     (2.63)
                                                ========================  =================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

      Basic.........................                        41,520                  39,157
                                                ========================  ================
      Diluted.......................                        41,520                  39,157
                                                ========================  ================

BALANCE SHEET DATA                                   MARCH 31, 2001
                                                ------------------------
                                                     (IN THOUSANDS)

Working capital.....................                    $   (2,358)
Total assets........................                        67,534
Total long-term obligations.........                            18
Total stockholders' equity..........                        52,419

                           COMPARATIVE PER SHARE DATA

         The following table sets forth selected historical and pro forma per common share data for income and stockholders' equity as of and for the periods ended on the dates specified (i) on a historical basis for the Company, (ii) on a historical basis for Telescan, (iii) on a pro forma basis for the Company and Telescan combined, (iv) on a pro forma combined the Ziasun equivalent basis and
(v) on a pro forma combined Telescan equivalent basis. The following information should be read in conjunction with the historical consolidated financial statements of the Company and Telescan included in this Prospectus. Neither the Company nor Telescan has paid any cash dividends to common stockholders during the periods ended on the dates specified below.

                                                         AS OF AND FOR THE THREE            AS OF AND FOR THE
                                                               MONTHS ENDED                     YEAR ENDED
                                                              MARCH 31, 2001                DECEMBER 31, 2000
                                                        --------------------------     --------------------------
ZIASUN HISTORICAL
    Income (loss) per share from continuing
      operations, fully diluted...................                $  (0.04)                      $  (2.37)
    Stockholders' equity per share................                    1.27                           1.42

TELESCAN HISTORICAL

    Income (loss) per share, fully diluted........                $  (0.12)                      $  (1.85)
    Stockholders' equity per share................                    0.38                           0.57

PRO FORMA COMBINED ENTITY
    Income (loss) per share from continuing
      operations, fully diluted...................                $  (0.09)                      $  (2.63)
    Stockholders' equity per share................                    1.26                           N/A

ZIASUN EQUIVALENT PRO FORMA BASIS
    Income (loss) per share from continuing
      operations, fully diluted...................                $  (0.11)                      $  (3.46)

    Stockholders' equity per share................                    1.62                           N/A

TELESCAN EQUIVALENT PRO FORMA BASIS

    Income (loss) per share, fully diluted........                $  (0.39)                      $ (10.92)
    Stockholders' equity per share................                    5.69                           N/A


                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING INFORMATION

         This Prospectus contains some forward-looking statements within the meaning of federal securities laws concerning the operations, economic performance, and financial condition of the Company, as well as the operations, economic performance and financial condition of Telescan and INVESTools. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions may not materialize and unanticipated events may occur which would affect the results of the Company, Telescan and INVESTools. Important factors that could cause the actual results of the Company, and Telescan and INVESTools to differ from their expectations are discussed in more detail in this prospectus under the caption "Risk Factors." When considering these forward-looking statements you should keep in mind the risk factors and other cautionary statements contained in this prospectus. These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update them.

                                  RISK FACTORS

         AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION, BECAUSE OF THE MERGER AGREEMENT WITH TELESCAN, AN INVESTMENT IN THE COMPANY WOULD BECOME AN INVESTMENT IN INVESTOOLS, IF THE PROPOSED MERGER IS COMPLETED. THEREFORE, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS CONCERNING THE COMPANY, TELESCAN, THE MERGER AND THE RESCISSION OFFER, BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER. ANY OF THE FOLLOWING RISKS COULD SERIOUSLY HARM THE COMPANY'S BUSINESS AND FINANCIAL RESULTS, AND, IF THE MERGER IS COMPLETED, THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY, TELESCAN OR INVESTOOLS, AND COULD CAUSE THE VALUE OF THE SECURITIES OF THE COMPANY, AND, IF THE MERGER IS COMPLETED, THE SECURITIES OF INVESTOOLS, TO DECLINE, WHICH COULD, IN TURN, CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO THE COMPANY'S BUSINESS

LIQUIDITY AND CASH FLOW

         For the three months ended March 31, 2001, the Company had revenues of $14.2 million compared to $13.0 million for the same period in 2000, an increase of about $1.2 million. The Company believes that in order to maintain or increase revenues additional marketing costs will have to be incurred. No assurance can be given that the Company will be able to maintain or increase revenues by expanding marketing costs. Further, the Company has no control over the stock market or over the effect that its fluctuations have on the demand for investor training seminars and materials. It is the Company's intention to continue increasing its marketing efforts and to explore new opportunities to generate additional revenue.

         At March 31, 2001 the Company had $3.7 million in cash and had a positive cash flow from continued operations of $807,669. The Company had an accumulated deficit of $75,240,010, primarily due to the write off of goodwill. At March 31, 2001, the Company had negative working capital of $583,854, resulting primarily from the categorization of potential sales tax liability as a current obligation.

COMPETITION

         There are several corporations, firms and individuals engaged in the type of business activities in which the Company is presently engaged. Many of those entities are more experienced and possess substantially greater financial technological, marketing, operational and other resources than the Company or its subsidiaries. Some of the Company's competitors have longer operating histories. In addition, certain of the Company's competitors offer a wider range of services and financial products than the Company, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Certain of the Company's competitors also have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from the Company. Such competitors could conduct more extensive promotional activities and offer better terms and lower prices to customers than the Company can.

         Certain competitors have established cooperative relationships among themselves or with third parties to enhance their services and products. Accordingly, it is possible that new competitors or alliances among existing competitors may significantly reduce the Company's market share.

         The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of the Company's business. While the Company cannot predict the type and extent of competitive services that commercial banks and other financial institutions ultimately may offer, or whether legislative barriers will be modified, the Company may be adversely affected by such competition or legislation. To the extent the Company's competitors are able to attract and retain customers based on the convenience of one-stop shopping, the Company's business or ability to grow could be adversely affected.

         There can be no assurance that the Company will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on the Company's business, financial condition and operating results.

VOLATILE MARKET FOR COMMON STOCK

         The Company's common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "ZSUN." The market price of the Company's common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations due to various factors, many of which may be beyond the Company's control, including: quarterly variations in actual and anticipated operating results; announcements of technological innovations or new software, services or products by the Company or its competitors; and changes in financial estimates and recommendations by securities analysts. In addition, the Company is an Internet-related company. There have been large price and volume fluctuations in the stock market, which have affected the market prices of securities of many technology and services companies, often unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. Such litigation could result in substantial costs and diversion of the Company's attention and resources, which could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON KEY EMPLOYEES

         Historically, the Company and its subsidiaries have been heavily dependent on the ability of D. Scott Elder, Ross W. Jardine, Allen D. Hardman, Scott Harris and David McCoy, who contribute essential technical and management experience. The Company currently only has an employment and non-competition agreement with Allen D. Hardman. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

RISKS ASSOCIATED WITH SYSTEMS FAILURES

         Many of the services and products offered by the Company and its subsidiaries are through the Internet, online service providers and touch-tone telephone. Thus, the Company depends heavily on the integrity of the electronic systems supporting this activity, including the Company's internal software programs and computer systems. The Company's systems or any other systems of third parties utilized by it could slow down significantly or fail for a variety of reasons including: undetected errors in the Company's internal software programs or computer systems; the Company's inability to effectively resolve any errors in the Company's internal software programs or computer systems once they are detected; or heavy stress placed on the Company's system during certain peak hours of usage of either the Company's own or its third party provider systems. In the past, the Company has experienced slower response times and interruptions in service for a variety of reasons. The Company could also be affected by computer viruses, electronic break-ins or other similar disruptions. If any of these systems slows down significantly or fails even for a short time, the Company's customers would suffer delays and dissatisfaction.

         The Company could experience a number of adverse consequences as a result of these systems failures including the loss of existing customers and the inability to attract or retain new customers. There can be no assurance that the Company's network structure or those of third party service providers will operate appropriately in any of the following events: subsystem, component or software failure; a power or telecommunications failure; human error; an earthquake, fire or other natural disaster; or an act of God or war. There can be no assurance that in any such event, the Company will be able to prevent an extended systems failure. Any such systems failure that interrupts the Company's operations could have a material adverse effect on the Company's business, financial condition and operating results.

SECURITY BREACHES AND RISKS ASSOCIATED WITH ENCRYPTION TECHNOLOGY

         A significant barrier to online commerce is the secure transmission of confidential information over public networks. The security of the Company's customers' confidential transaction data could be jeopardized as a result of the accidental or intentional acts of Internet users, current and former employees or others or computer viruses. The Company could lose customers and be liable for damages caused by these security breaches, which could result in poor operating results. Security breaches experienced by other electronic commerce companies could reduce consumers' confidence in the Company. Although we plan to continue to use encryption and authentication technology, these measures can be circumvented. There can be no assurance that advances in computer and cryptography capabilities or other developments will not result in a compromise of the encryption and authentication technology the Company uses to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the costs required to continually upgrade the Company's security measures could be prohibitively expensive and could result in delays or interruption of service that could result in a loss of customers.

RISKS ASSOCIATED WITH SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company expects to experience large fluctuations in future quarterly operating results that may be caused by many factors, including: the timing of introductions or enhancements to online investing services and other products by the Company or its competitors; market acceptance of online investing services and products; the pace of development of the market for online commerce; changes in trading volume in securities markets; trends in securities markets; domestic and international regulation of the brokerage industry; changes in pricing policies by the Company or its competitors; changes in strategy; the success of or costs associated with acquisitions, joint ventures or other strategic relationships; changes in key personnel; seasonal trends; the extent of international expansion; the mix of international and domestic revenues; changes in the level of operating expenses to support projected growth; and general economic conditions. The Company has also experienced fluctuations in the average number of customer transactions per day. Thus, the rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

         The Company's sales increased by $1,319,409 in the first quarter of 2001 as compared to the first quarter of 2000. This is an increase of 10%.
The Company's gross margin was 43% of sales in the first quarter of 2000 compared to 32% in the first quarter of 2001. This decrease in gross margin was due to the higher cost of seminars in the first quarter of 2001 than the first quarter of 2000. The Company's cost of seminars is higher because the average attendance at the seminars has declined from approximately 60 attendees per seminar in the first quarter of 2000 to approximately 45 attendees per seminar in the first quarter of 2001. The Company provides the same quality of meeting facilities and speakers no matter what the attendance may be at its seminars. Management attributes the average attendance decrease to the overall decline in the stock market.

         The operating expenses of the Company are based in part on the Company's expectations of its future revenues and are relatively fixed in the short term. The Company may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenues in relation to its expenses, or if its expenses precede increased revenues, then the Company's results of operations and financial condition would be materially adversely affected.

RISKS ASSOCIATED WITH MANAGEMENT OF A CHANGING BUSINESS

         The Company has grown rapidly and the Company's business and operations have changed substantially since the Company began offering online investing services and products, and the Company expects this trend to continue. Such rapid change and expansion places significant demands on the Company's administrative, operational, financial and other resources.

         If the Company's revenues do not keep up with operating expenses, the Company's information management systems do not expand to meet increasing demands, the Company fails to attract, assimilate and retain qualified personnel, or the Company fails to manage the Company's expansion effectively, there could be a material adverse effect on the Company's business, financial condition and operating results. The rapid growth in the use of the Company's services may strain the Company's ability to adequately expand technologically.

         As the Company acquires new equipment and applications quickly, the Company has less time and ability to test and validate hardware and software, which could lead to performance problems. The Company also relies on a number of third parties to process the Company's transactions, including online and Internet service providers, back office processing organizations, service providers and market-makers, all of which will need to expand the scope of the operations they perform for the Company. Any backlog caused by a third party's inability to expand sufficiently to meet the Company's needs could have a material adverse effect on its business, financial condition and operating results. As trading volume increases, the Company may have difficulty hiring and training qualified personnel at the necessary pace, and the shortage of licensed personnel could cause a backlog in the processing of orders that need review, which could lead not only to unsatisfied customers, but also to liability for orders that were not executed on a timely basis.

RISKS ASSOCIATED WITH EARLY STAGE OF MARKET DEVELOPMENT; DEPENDENCE ON ONLINE COMMERCE AND THE INTERNET

         The market for online investing services is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. For the Company, this uncertainty is compounded by the risks that consumers will not adopt online commerce and that commerce on the Internet will not adequately develop or flourish to permit the Company to succeed.

         Sales of many of the Company's services and products will depend on consumers adopting the Internet as a method of doing business. This may not occur because of inadequate development of the necessary infrastructure, such as a reliable network infrastructure, or complementary services and products such as high-speed modems and communication lines. The Internet has grown and is expected to grow both in number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to slow development or adoption of standards and protocols to handle increased Internet activity, or due to increased governmental regulation.

         Moreover, critical issues including security, reliability, cost, ease of use, accessibility and quality of service remain unresolved and may negatively affect the growth of Internet use or commerce on the Internet. Because use of the Internet for commerce is new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If these critical issues are not resolved, if the necessary infrastructure is not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, financial condition and operating results will be materially adversely affected. Adoption of online commerce by individuals that have relied upon traditional means of commerce in the past will require such individuals to accept new and very different methods of conducting business.

         Additionally, the Company's services over the Internet involve a new approach to investing research, which will require on-going marketing and sales efforts to educate prospective customers regarding the Internet's uses and benefits. For example, consumers who trade with more traditional brokerage firms, or even discount brokers, may be reluctant or slow to change to obtaining brokerage services over the Internet. Also, concerns about security and privacy on the Internet may hinder the growth of online investing research and trading, which could have a material adverse effect on the Company's business, financial condition and operating results.

DECLINES IN THE COMPANY'S STOCK PRICE; SECURITIES CLASS ACTION LITIGATION

         The market price of the Company's stock has declined over the past year and may continue to decline in the future. In addition, most publicly held Internet companies have experienced market price and trading volume declines. These broad market and industry factors may materially adversely affect the market price of the Company's stock, regardless of the Company's actual operating performance. In the past, following periods of decline in the market price of a company's securities, securities class action litigation often has been instituted against such company. This type of litigation, if instituted, could result in substantial costs and a diversion of the Company's management's attention and resources.

RISKS ASSOCIATED WITH THE SECURITIES INDUSTRY; CONCENTRATION OF SERVICES

         Most of the Company's revenue in the past has been from the Company's online investor services and products, and the Company expects this business to continue to account for most of the Company's revenue in the foreseeable future. The Company, like other companies in the Internet securities industry, is directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities and futures transactions. In recent months, the U.S. securities markets have fluctuated considerably and a downturn in these markets could affect customer's interest in its products and services and adversely affect the Company's operating results.

         The stock market has recently suffered major declines, as a result of which many companies and firms suffered financial losses, and the level of individual investor trading activity decreased after these events. Reduced trading volume and prices have historically resulted in reduced revenues to companies such as the Company. When trading volume is low and investor and customer interest in or use of the Company's products and services diminishes, the Company's operating results may be adversely affected because the Company's overhead remains relatively fixed. Severe market fluctuations in the future could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH DELAYS IN INTRODUCTION OF NEW SERVICES AND PRODUCTS

         The Company's future success depends in part on the Company's ability to develop and enhance the Company's services and products and to adapt to rapidly changing Internet technologies. There are significant technical risks, as well as costs, in the development of new services and products or enhanced versions of existing services and products. There can be no assurance that the Company will be successful in achieving any of the following: effectively using new technologies; adapting the Company's services and products to emerging industry standards; developing, introducing and marketing service and product enhancements; or developing, introducing and marketing new services and products. The Company may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products. Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance. If the Company is unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, the Company's business, financial condition and operating results will be materially adversely affected.

RISKS ASSOCIATED WITH DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS

         The Company does not presently hold any patents, but does hold some registered copyrights. The Company is also currently in the process of seeking copyright and trademark protection of its trade names and Web site addresses. The Company's success and ability to compete are dependent to a degree on the Company's name and product recognition. Accordingly, the Company will primarily rely on copyright, trade secret and trademark law to protect its products, services and brand names under which the Company conducts its business. Effective trademark protection may not be available for the Company's trademarks. There can be no assurance that the Company will be able to secure significant protection for the Company's trademarks.

         The Company's competitors or others may adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The Company's inability to protect its product, brand, trade names and trademarks adequately would have a material adverse effect on the Company's business, financial condition and operating results. Despite any precautions the Company takes, a third party may be able to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently.

         In addition, the Company does not know whether it will be able to defend its proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving. Policing unauthorized use of the Company's technology is made especially difficult by the global nature of the Internet and the difficulty in controlling the ultimate destination or security of software or other data transmitted thereon. The laws of other countries may afford the Company little or no effective protection for the Company's intellectual property.

         There can be no assurance that the steps the Company takes will prevent misappropriation of the Company's technology or that agreements entered into for that purpose would be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights; protect the Company's trade secrets; determine the validity and scope of the proprietary rights of others; or defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH INFRINGEMENT

         The Company may in the future receive notices of claims of infringement on other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or any indemnification claims based on such claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming and costly to defend or litigate, divert the Company's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH ENTERING NEW MARKETS

         One element of the Company's strategy is to leverage the Company's brand names and services that the Company and its subsidiaries provide. No assurance can be given that the Company will be able to successfully adapt the Company's products and services for use in other markets. Even if the Company does adapt the Company's products to other markets, no assurance can be given that the Company will be able to compete successfully in any such new markets. There can be no assurance that the Company's marketing efforts or the Company's pursuit of any new opportunities will be successful. If the Company's efforts are not successful, the Company could realize less than expected earnings, which in turn could result in a decrease in the market value of the Company common stock. Furthermore, such efforts may divert management attention or inefficiently utilize the Company's resources.

RISKS ASSOCIATED WITH INTERNATIONAL STRATEGY

         One component of the Company's strategy is a planned increase in efforts to attract additional international customers and to expand the Company's Online Investors Advantage, Inc. ("OIA") seminars, services and products into international markets.

         There are certain risks inherent in doing business in international markets, such as: unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; political instability; fluctuations in currency exchange rates; reduced protection for intellectual property rights in some countries; seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and potentially adverse tax consequences. Any of the foregoing could adversely impact the success of the Company's international operations. In some of the countries in which the Company does business, the Company relies upon third parties for a variety of business and regulatory compliance matters. The Company has limited control over the management and direction of these third parties. The Company runs the risk that their action or inaction could harm the Company's operations and/or the goodwill associated with the Company's brand names. As a result, the risk to its operations and goodwill is higher. There can be no assurance that one or more of the factors described above will not have a material adverse effect on the Company's future international operations, if any, and, consequently, on its business, financial condition and operating results.

THE COMPANY'S COMMON STOCK MAY BE DEEMED A "PENNY STOCK"

         The Company's common stock may, at some future time, be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Exchange Act. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (Nasdaq-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

         A principal exclusion from the definition of a penny stock is an equity security that has a price of five dollars ($5.00) or more, excluding any broker or dealer commissions, markups or markdowns. As of the date of this Prospectus, the Company's common stock has a price less than $5.00.

         If the Company's common stock were deemed a penny stock, section 15(g) and Rule 3a51-1 of the Exchange Act would require broker-dealers dealing in the Company's common stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."

         Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

THE COMPANY'S BUSINESS WOULD BE AFFECTED IF THE COMPANY IS DEEMED TO BE AN INVESTMENT ADVISOR

         On May 2, 2001, the California Department of Corporations advised the Company that it could not grant the Company's application to qualify to offer and sell certain shares of the Company common stock in California, as the California Department of Corporations believed that the Company's wholly owned subsidiary OIA was acting as an unlicensed investment adviser in California. In May 2001, the Company renewed its request that the application be approved, asserting that based on existing case law and an opinion previously issued by the California Department of Corporations, OIA does not engage in the activities of an investment adviser. The Company's business would be adversely affected if the Company or OIA is deemed to be an "investment adviser" by any state in which the Company currently conducts or may conduct business. The Company's financial condition could be materially adversely affected due to the cost associated with registering as an investment adviser and maintaining that status. Further, if the Company or OIA were required to register as an investment adviser, OIA might be required to cease holding workshops in one or more states until such registration was completed. The loss of revenue from the canceled workshops could have a material adverse effect on the Company's financial condition.

CONFLICTS OF INTEREST

         D. Scott Elder, Ross Jardine, David McCoy and Scott Harris, each an officer and/or a director of the Company and/or OIA, each owns a 20% interest in Generation Marketing, LLC, which conducts business with OIA. Generation Marketing is a newly formed media marketing company managed by an ex-employee of the company previously used to handle OIA's marketing requirements. In the second half of 2000, OIA began contracting with Generation Marketing for international marketing services and paid Generation Marketing approximately $40,000. In 2001, OIA transferred all its marketing business to Generation Marketing and through April 30, 2001 has made payments approximating $750,000. The Company believes the rates charged by Generation Marketing to OIA for these services are competitive in the marketplace. Although it is the Company's policy to enter into transactions with related parties only upon terms comparable to or better than those that would be available from unaffiliated parties, this ownership interest of officers and directors of the Company and OIA in Generation Marketing could give rise to conflicts of interest.

RISKS RELATING TO RESCISSION OFFER

EFFECT OF RESCISSION LIABILITY ON FINANCIAL POSITION

         The Company's actual aggregate liability under the rescission offer will depend on the number of Offerees who accept this offer. The Company will have no liability under this Rescission Offer if all of the Offerees reject this Rescission Offer. On the other hand, if all of the Offerees accept this Rescission Offer, the Company estimates that its aggregate liability under this rescission offer will equal approximately $598,000 plus interest, estimated at $56,370 as of the date of this Prospectus. Interest will continue to accrue at the rate of approximately $197 per day. Although the Company has adequate funds to pay the aggregate liability, if necessary, the payment of any liabilities in excess of $450,000 could have an adverse effect on the Company's business and financial condition, including, but not limited to, impairing the Company's ability to grow its business.

SURVIVAL OF MATERIAL CONTINGENT LIABILITIES

         It is not certain that this rescission offer will have the effect of barring claims relating to the Company's (or SMG's) non-compliance with the applicable federal and state securities laws. The rights remaining to the recipients of a rescission offer are not clearly delineated under the federal or most state securities laws. The staff of the SEC has taken the position that a person's federal right of rescission, which may survive for one year following the date of the sale, may survive a rescission offer. If a person accepts the rescission offer, the Company takes the position that its potential liability to that person will be eliminated. Should the rescission offer be rejected by any or all recipients, the Company may continue to be contingently liable for rescission or damages in an indeterminate amount, which liability could be material. The Company cannot presently quantify the number or the magnitude of the possible claims related to the Rescission Offer. Thus, the Company cannot quantify its potential continuing exposure upon completion of the Rescission Offer.

         Recipients who do not accept this Rescission Offer may be able to assert claims against the Company relating to possible non-compliance with federal and state securities laws. Should any or all of such claims prevail, the Company's business, financial condition and results of operations could all be materially adversely affected. Even if the Company is successful in defending any claims under applicable securities laws, the mere assertion of such claims could result in costly litigation and significant diversion of effort.

         In addition, the rescission offer will not prevent the SEC or any state securities agency in which the securities were sold, from pursuing enforcement action or imposing penalties and fines against the Company with respect to any violations of federal or state securities laws.

RISKS RELATING TO MERGER

         Because of the merger agreement between the Company and Telescan, any recipient who elects to reject the rescission offer, may be choosing, in effect, to become an investor in INVESTools common stock, as described under "THE PROPOSED MERGER." Therefore, each recipient should carefully consider the risks set forth below concerning the merger, and the risks concerning Telescan, set forth under "RISKS RELATING TO TELESCAN'S BUSINESS," below.

THE COMPANY AND TELESCAN STOCKHOLDERS WILL RECEIVE A FIXED RATIO OF SHARES OF INVESTOOLS COMMON STOCK

         Upon completion of the merger, each share of the Company's common stock will be converted into one share of INVESTools common stock, and each share of Telescan common stock will be converted into 0.56486 shares of INVESTools common stock. There will be no adjustment to the exchange ratio if the market price of either the Company or Telescan common stock fluctuates. The market price of INVESTools common stock that the Company and Telescan stockholders will receive upon completion of the merger will depend, among other things, upon the market value of the Company and Telescan common stock at the time of the merger. The share prices of both the Company and Telescan common stock are subject to price fluctuations in the market for publicly-traded equity securities and have each experienced significant volatility. As a result, the value of the Company or Telescan shares you exchange, and the INVESTools shares you receive, in the merger will not be known at the time you vote on the merger. We cannot predict the market prices for either the Company or Telescan common stock at any time before the completion of the merger or the market price for INVESTools common stock after the completion of the merger. We encourage you to obtain current market quotations of the Company and Telescan common stock.

INVESTOOLS MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER

         INVESTools may not realize the anticipated benefits and value of the merger if it fails to successfully integrate the businesses of the Company and Telescan. For example,

         o        cross-marketing synergies may not achieve expected results;

         o INVESTools may also incur unanticipated integration related costs; and

         o        existing relationships with customers may be impaired.

OFFICERS AND DIRECTORS OF BOTH COMPANIES HAVE DIFFERENT INTERESTS FROM YOURS

         Certain officers and directors of the Company and Telescan have certain interests in the merger and participate in certain arrangements that are different from, or are in addition to, those of the Company and Telescan stockholders generally. These include:

         o Lee K. Barba, a current member of the board of directors and the Chief Executive Officer of Telescan, will become a member of the board of directors and the Chief Executive Officer of INVESTools;

         o D. Scott Elder, the current Chairman of the board of directors and the Chief Executive Officer of the Company, will become a member of the board of directors and an Executive Vice President of INVESTools;

         o Ross W. Jardine, a current member of the board of directors and the Vice President and Chief Financial Officer of the Company, will become a member of the board of directors and an Executive Vice President of INVESTools;

         o William D. Savoy, the current Chairman of the Telescan board of directors, will become the Chairman of the board of directors of INVESTools;

         o Hans Von Meiss, a current member of the board of directors of the Company, will become a member of the board of directors of INVESTools;

         o Stephen C. Wood, a current member of the Telescan board of directors, will become a member of the board of directors of INVESTools;

         o Messrs. Barba, Elder and Jardine have each entered into employment agreements with INVESTools. The agreements are summarized as follows:

              EMPLOYMENT CONTRACT BETWEEN LEE K. BARBA AND INVESTOOLS. Mr. Barba's employment agreement provides for a base salary of $425,000 and an annual bonus. As determined by the board of directors, Mr. Barba will be eligible to receive stock option grants and/or restricted stock awards. If within 24 months after a change of control of INVESTools Mr. Barba is terminated, he will receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

              EMPLOYMENT CONTRACT BETWEEN D. SCOTT ELDER AND INVESTOOLS. Mr. Elder's employment agreement provides for a base salary of $425,000 and an annual bonus. Upon approval of the board of directors, Mr. Elder will be granted options to purchase, at fair market value determined as of the grant date, an aggregate of 550,000 shares of INVESTools common stock (which vest in four equal annual installments beginning one year after the merger). As determined by the board of directors, Mr. Elder will be eligible to receive stock option grants and/or restricted stock awards. Additionally, under his employment agreement, Mr. Elder is entitled to a merger transition award of $600,000 (payable in three equal annual installments beginning one year after the merger) and $600,000 worth of shares of restricted stock of INVESTools (which vest in three equal annual installments beginning one year after the merger). All unpaid amounts or unvested shares will vest upon a change of control of INVESTools. If within 24 months after a change of control of INVESTools Mr. Elder is terminated, he shall receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

              EMPLOYMENT CONTRACT BETWEEN ROSS JARDINE AND INVESTOOLS. Mr. Jardine's employment agreement provides for a base salary of $425,000 and an annual bonus. Upon approval of the board of directors, Mr. Jardine will be granted options to purchase, at fair market value determined as of the grant date, an aggregate of 550,000 shares of INVESTools common stock (which vest in four equal annual installments beginning one year after the merger). As determined by the board of directors, Mr. Jardine will be eligible to receive stock option grants and/or restricted stock awards. Additionally, under his employment agreement, Mr. Jardine is entitled to a merger transition award of $600,000 (payable in three equal annual installments beginning one year after the merger) and $600,000 worth of shares of restricted stock of INVESTools (which vest in three equal annual installments beginning one year after the merger). All unpaid amounts or unvested shares will vest upon a change of control of INVESTools. If within 24 months after a change of control of INVESTools Mr. Jardine is terminated, he shall receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

         o the Company and Telescan officers and directors have continuing indemnification against certain liabilities.

         These interests may have influenced these officers and directors in supporting the adoption of the merger.

INVESTOOLS COMMON STOCK MAY BE DEEMED A "PENNY STOCK"

         INVESTools common stock may, at some future time, be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") automated quotation system (Nasdaq-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

         If INVESTools common stock were deemed a penny stock, section 15(g) and Rule 3a51-1 of the Exchange Act would require broker-dealers dealing in INVESTools common stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in INVESTools common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."

         Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in INVESTools common stock to resell their shares to third parties or to otherwise dispose of them.

RISKS RELATING TO TELESCAN'S BUSINESS

LIQUIDITY AND CASH FLOW

         Based on Telescan's current outlook, Telescan believes that its cash flows from operations and current working capital will be sufficient to fund its operations and capital requirements through June 2002. If Telescan is unable to achieve its projected 2001 results of operations, or if the fair value of Telescan's marketable securities decreases significantly from the fair value at March 31, 2001, additional financing may be required to fund Telescan's operations. No assurance can be given that Telescan will be able to obtain additional financing or sell additional assets, or as to the terms upon which Telescan could do so. It is Telescan's intention to continue to control its operating expenses while continuing to invest in its existing products. Telescan will continue to liquidate its marketable securities portfolio during 2001 and is continuing its exploration of strategic alternatives including exploring sources of additional financing.

         At March 31, 2001, Telescan had $1.6 million in cash, a net operating loss of $2.0 million, and $60.4 million in accumulated losses in retained earnings. Telescan had negative working capital of $1.8 million, however, this figure includes $3.5 million of deferred revenue representing cash received in earlier periods that has not yet been earned. Telescan has no obligation under the contracts to refund this money to the parties in the event Telescan defaults on the contract. Therefore, excluding this non-cash liability, Telescan's working capital is $1.7 million at March 31, 2001.

RELIANCE ON THE FUTURE OF THE INTERNET

         The demand for Telescan's informational Internet services is highly influenced by the general economic conditions, individual investor interest and popularity in the stock market. In general, the subscriber base tends to increase with rising market conditions and decline in depressed periods. There is no assurance Internet revenue will not decline with a change in market activity and participation.

DECLINES IN TELESCAN'S STOCK PRICE; SECURITIES CLASS ACTION LITIGATION

         The market price of Telescan's stock has declined over the past year and may continue to decline in the future. In addition, most publicly held Internet companies have experienced market price and trading volume declines. These broad market and industry factors may materially adversely affect the market price of Telescan stock, regardless of Telescan's actual operating performance. In the past, following periods of decline in the market price of a company's securities, securities class action litigation often has been instituted against such company.

This type of litigation, if instituted, could result in substantial costs and a diversion of Telescan's management's attention and resources.

COMPUTER AND NETWORK OPERATIONS

         Telescan's operations are dependent on its ability to protect its computer equipment, telecommunications network, and the information stored in its data center against damage caused by unexpected events, including fire, power loss, telecommunications failures, and unauthorized intrusion from outside third party "hackers" or from "computer viruses" introduced into the system. Telescan has undertaken certain precautionary measures for its data center, including system redundancy, separate air conditioning systems, full "zero downtime" emergency generator onsite, authorization procedures and other security measures. Software and related databases are backed up regularly and stored off-site, and Telescan's host computer system is based upon commonly available computers, storage devices, and telecommunications equipment. Further, there is no incoming access to Telescan's systems which would allow the introduction of a "computer virus" into the operating system or that would allow a third party "hacker" to alter any of the system's data. There can be no assurances that these measures are sufficient to eliminate the risk of interruption in Telescan's operations resulting from unexpected events. Any damage or failure that causes interruptions in Telescan's operations could have a material adverse effect on Telescan's business. Telescan has reduced the potential loss with business interruption insurance, which provides for some compensation during the period business is interrupted. Telescan does not currently have an alternative off-site computer system available for use in the event of damage to its data center. While Telescan believes that the property and business interruption insurance is consistent with computer industry practices, the coverage may not be adequate to compensate Telescan for all losses that may occur.

DEPENDENCE ON PROTECTION OF PROPRIETARY RIGHTS

         Telescan attempts to protect its trade secrets and other proprietary information with product development partners, employees and consultants through nondisclosure agreements, contract provisions and copyright, patent, trademark and trade secret laws. With respect to technologies that Telescan has licensed to third parties for use in specific applications or platforms, Telescan has entered into technology licensing agreements, which are intended to protect the proprietary rights of Telescan related to the source code of Telescan's products as a trade secret and as an unpublished copyright work. Although Telescan intends to protect and defend its proprietary rights vigorously, there can be no assurance that these measures will be successful.

         Telescan believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties, and Telescan is not aware of any current infringement claims against Telescan. There can be no assurance that third parties will not assert infringement claims against Telescan in the future with respect to current or future features, contents or services, or that any such assertion may not result in litigation or require Telescan to enter into royalty arrangements.

DEPENDENCE UPON OUTSIDE DATA SOURCES

         Telescan's business is dependent upon its ability to enter into contracts with private information compilers to provide access to information, both real time and historical, electronically for inclusion in Telescan's database. Telescan also obtains information pursuant to non-exclusive licenses from private information compilers, some of which are current or potential competitors of Telescan. The private sector contracts typically provide for royalties based on usage or minimums. Telescan has such licenses from certain data suppliers to provide business information that such suppliers also market in competition with Telescan. While Telescan is not aware of any material data supplier contracts that are in jeopardy of being terminated or not renewed, there can be no assurance that Telescan will be able to renew its current contracts with data sources, maintain comparable price levels for information, or negotiate additional contracts with data sources as necessary to maintain existing products or introduce new products. There is no assurance comparable alternative sources of information could be obtained should existing contracts be terminated or not renewed. Termination of Telescan's relationship with one or more information suppliers could have a material adverse effect on Telescan's operation.

MATERIAL CONTRACTS

         Telescan has a license agreement with National Broadcasting Company, Inc. ("NBC"), whereby NBC uses Telescan's proprietary Internet technology for use on CNBC.com, a comprehensive Web site for personal finance. Under the agreement, Telescan developed the financial content portion of the CNBC.com Web site and currently provides hosting services for such content. Revenue from these services accounted for 10% and 13% of total revenue in 2000 and 1999, respectively, and 9.8% and 15% of total revenue for the fiscal quarters ended March 31, 2001 and 2000, respectively. Telescan generates revenue under the agreement from cost reimbursement, fixed monthly license fees and a percentage of advertising revenue generated from the site.

         If the merger is consummated, NBC will be entitled to terminate this agreement.

DEPENDENCE ON KEY EMPLOYEES

         Telescan is dependent upon the services of its Chief Executive Officer, Lee K. Barba. Telescan and Mr. Barba entered into an employment and non-compete agreement. Telescan does not have employment contracts providing for continued services or non-compete from other key employees; however, it is now Telescan's policy to have employees sign a nondisclosure and invention agreement. In the event a key employee of Telescan's management team becomes unable or unwilling to continue to serve, Telescan's business could be adversely affected. Telescan does not currently maintain key life insurance on any of its employees.

COMPETITION

         Telescan competes with companies that operate proprietary platforms and/or Internet financial Web sites, many of which have significantly greater financial, technical and marketing resources than Telescan. Despite recent market volatility, new competitors continue to enter the marketplace as a result of perceived future opportunities. Telescan believes the principal competitive factors in the Internet financial services market include system performance, product differentiation, quality of content, user friendliness, price, customer support, effective marketing techniques and the ability to earn a profit. With a redirected focus towards profitability, Telescan believes that it competes effectively in these areas. However, continued competitive pressures could result in price reductions, increased spending on product development and reduced market share, which could adversely affect Telescan's financial condition and operating results. Telescan believes that its revenue expansion strategy to: 1) add new products and technologies; 2) penetrate new markets; and
3) merge with or acquire complementary businesses, will serve to lessen the impact of future competitive pressures on Telescan. There is no assurance this strategy will be successful.

TECHNOLOGICAL ADVANCES

         There has been constant technological development in the Internet and online industry. Telescan has developed its online software and hardware systems in modular configurations that take advantage of standard components available from a variety of hardware manufacturers, which allows Telescan to quickly upgrade its system as new technology is developed. Telescan believes that its online systems are structured to incorporate new changes or innovations within its industry in order to maintain its competitiveness.

DELISTING FROM NASDAQ; TELESCAN COMMON STOCK MAY BE DEEMED A "PENNY STOCK"

         The market price of Telescan common stock is, and has been since March 27, 2001, less than $1.00. As a result, under the rules governing companies whose stock is traded on the National Market System of Nasdaq, Telescan common stock is subject to delisting. In May, 2001, Telescan received a notice from the NASD informing Telescan that unless its stock price exceeds $1.00 for 10 consecutive trading days before August 9, 2001 that Telescan common stock would be delisted. To avoid such delisting, Telescan would be required to engage in a reverse split of its stock to achieve a higher per share market price. It has been the general experience of companies that engage in reverse splits that the total market capitalization of such companies has declined after the reverse split.

         Telescan common stock may, at some future time, be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Exchange Act. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

         A principal exclusion from the definition of a penny stock is an equity security that has a price of ($5.00) or more, excluding any broker or dealer commissions, markups or markdowns. As of the date of this Prospectus Telescan common stock has a price less than $5.00.

         If Telescan common stock were deemed a penny stock, section 15(g) and Rule 3a51-1 of the Exchange Act would require broker-dealers dealing in Telescan common stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in Telescan common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."

         Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in Telescan common stock to resell their shares to third parties or to otherwise dispose of them.

                              THE RESCISSION OFFER

BACKGROUND AND REASONS FOR THE RESCISSION OFFER

         On or about September 29, 2000, the Company completed the acquisition of all of the issued and outstanding shares of Seminar Marketing Group, Inc., a newly-organized Utah corporation ("SMG"), in exchange for the issuance of a total of 370,000 shares of unregistered and restricted shares of the Company's common stock to the shareholders of SMG. SMG was organized on August 9, 2000, in order to secure the commitment of individuals who provided various marketing and support services for the Company's wholly-owned subsidiary, Online Investors Advantage ("OIA"), such as in-house telephone marketing and consulting for OIA's marketing process, and to compensate certain employees and independent contractors of OIA, for unpaid services to OIA and for arrangements to eliminate certain royalty and override obligations of OIA, through the issuance of unregistered common stock. At the time of its organization, the officers and directors of SMG were Lincoln Holbrook, who was an employee of OIA, and George Wright III and George Wright Sr., who were independent contractors of OIA. Messrs. George Wright III and George Wright Sr. are currently employees of the Company, and Lincoln Holbrook is now an independent contractor of OIA.

         The Company is making this Rescission Offer as a result of two transactions:

         1) On August 14, 2000, shortly following its organization, SMG issued a total of 370,000 shares of unregistered and restricted common stock to a total of 61 individuals, all of whom were employees or independent contractors of OIA. The majority of these shares were issued in consideration of unpaid marketing, consulting and other services which had been provided for the benefit of OIA; the elimination by OIA of unwritten royalty or override arrangements with certain independent contractors of OIA; and other consideration provided to OIA by certain individuals. SMG also issued approximately 32,550 shares of common stock to 29 individuals as a "bonus" to provide an added financial incentive for those individuals.

              The shares of unregistered common stock of SMG were issued for services and other forms of consideration which was provided for the benefit of OIA in the months prior to the organization of SMG. In many instances, an OIA employee or independent contractor agreed to have a specific portion of monies owed to him or her for services rendered, withheld from payment, in exchange for the future issuance of common stock. In other cases, OIA independent contractors would agree to provide services, at a discounted rate. Finally, a number of independent contractors of OIA were issued stock in consideration of agreements to terminate arrangements under which they received a royalty or "per head" fee for persons attending the Company's seminars.

         2) The shares of restricted stock in SMG were issued in contemplation of the acquisition by the Company of SMG in exchange for the issuance of shares of unregistered and restricted shares of the Company's common stock to the SMG shareholders. On or about September 29, 2000, under the terms of an acquisition agreement between the Company, SMG and the shareholders of SMG, the Company completed the acquisition of SMG through the issuance of a total of 370,000 shares of unregistered shares of common stock of the Company in exchange for the 370,000 shares of common stock of SMG issued to the SMG shareholders (the "exchange").

         On or about November 6, 2000, one individual residing in the State of Utah returned 5,000 shares to the Company for cancellation due to a conflict of interest with his employer. On October 3, 2000, the Company filed a report on Form 8-K with the SEC, reporting the execution of an agreement to acquire SMG.

         The Company has been advised by counsel that the issuances of shares of common stock of SMG to the persons described above (prior to the acquisition of SMG by the Company) did not satisfy the requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), because no registration statement was filed with the SEC, and the issuances were not eligible for an exemption from the registration requirements under the Securities Act. Further, SMG failed to comply with the securities laws of the states in which the SMG shareholders resided.

         Similarly, the Company has been advised by counsel that the subsequent exchange of the SMG shares for shares of common stock of the Company, did not comply with the registration requirements under the Securities Act and state securities laws. The Company did not register the exchange transaction with the SEC or any state securities regulatory agency, because the Company intended to issue the shares of common stock in a transaction that it erroneously believed exempt from the registration requirements under the Securities Act of 1933 (the "Securities Act") pursuant to Rule 506 of Regulation D.

         In connection with the acquisition of SMG, the Company provided to each of the SMG shareholders, an Offering Term Sheet, providing detailed information regarding the Company and the exchange transaction. In addition, each SMG shareholder was required to complete and execute a subscription agreement and investment letter, representing his or her understanding that the securities being purchased were "restricted securities" within the meaning of the Securities Act of 1933, as amended, and indicating his or her intent to purchase the shares for investment. However, despite these efforts by the Company, and upon subsequent review of the transaction by the Company's attorneys, it was determined that, because of the number of persons who received offers and who purchased the Company's securities, and the manner of the transaction, and other reasons, the issuances were not eligible for any exemption from the registration requirements of the Securities Act, and under state securities laws. Accordingly, the Company has determined, upon advice of counsel, that it may have incurred a contingent liability of approximately $598,000, plus interest of approximately $56,370 as of July 12, 2001, increasing at the rate of approximately $197 per day, with respect to these transactions.

         The Company has decided to offer to rescind the two transactions described above - the purchase of shares of SMG by each of the original SMG shareholders; and the subsequent offer and sale of shares of the Company in exchange for the shares of SMG (the "Rescission Stock"). Accordingly, on February 12, 2001, the Company provided notice to the persons who received shares of common stock in the exchange (the "Offerees"), that the transaction would be rescinded and that, following the filing and effectiveness of an appropriate registration statement, a Rescission Offer would be delivered to the Offerees.

         The persons receiving shares in the transactions described above, resided, at the time of the transactions, in the states of Utah, Arizona, Texas, Wyoming and Idaho. The legal rate of interest for the repurchase of the

Rescission Stock provided by law in each of these states is as follows: 12 percent in Utah; 10 percent in Texas and Arizona; and 6 percent in Wyoming and Idaho. Because the legal rate of interest in the state of Utah, of 12% per annum, is the highest legal interest rate of all of these states, and because a total of 56 of the 60 Offerees of this Rescission Offer resided in Utah at the time of the transactions described above, the Company has decided it will offer the 12% legal interest rate in the state of Utah to all of the Offerees of this Rescission Offer.

         The following table sets forth information regarding (i) the states in which the Offerees resided at the time of the transactions described above; (ii) the number of Offerees in each state; and (iii) the aggregate amount of Rescission Stock in each state, and the aggregate amount of Rescission Stock issued by the Company.

----------------- -------------------- ----------------------
                        Number of       Aggregate Number of
     State              Offerees              Shares
----------------- -------------------- ----------------------
Utah                      56                  215,500
Arizona                    1                   3,500
Texas                      1                  120,000
Wyoming                    1                   8,000
Idaho                      1                  18,000
----------------- -------------------- ----------------------
           TOTAL          60                  365,000
================= ==================== ======================

TERMS OF THE RESCISSION OFFER

         Pursuant to the terms hereof, the Company offers to repurchase all of the Rescission Stock held by each Offeree at one of the following prices:

         (1) REDUCTION IN COMPENSATION. Prior to the organization of SMG, a number of employees and independent contractors of OIA agreed to have a portion of the compensation owed to them for services on behalf of OIA, withheld from payment, in consideration of the future issuance of common stock. The Company will repurchase the Rescission Stock held by these Offerees, at a price equal to the amounts withheld, together with interest on such amount from the date of exchange at 12% per annum.

         (2) OTHER CONSIDERATION. Other individuals provided services and other consideration for the issuance of common stock, but did not have any compensation withheld. The Company will repurchase the Rescission Stock held by these Offerees at a price equal to the average closing bid price of the Company's common stock during the twenty (20) trading days prior to the date of this Prospectus, together with interest thereon at 12% per annum from the date of exchange.

The Company will not pay any additional amounts for "bonus" shares that were issued without any consideration. An Offeree who accepts this Rescission Offer will have ALL of his or her Rescission Stock, including bonus shares, cancelled.

         Each Offeree must accept or reject the Rescission Offer in full.

         The Company will pay to the Offeree the full amount of the rescission price, described above, upon receipt by the Company of:

     1) A properly completed and executed Form of Election in the form of Appendix A to this Prospectus; and

     2) The stock certificate(s) representing such Offeree's shares of Rescission Stock.

         In addition, the Company will pay to each Offeree who sold shares of the Rescission Stock at a loss prior to the date of this Prospectus, an amount equal to the difference between the amount offered above, less the proceeds from the sale of the Rescission Stock, plus interest on such amount at 12% per annum. Such payment will be made upon receipt by the Company of a properly completed and executed Form of Election, and proof reasonably satisfactory to the Company evidencing the bona fide sale of such shares to a third party at a loss. Satisfactory proof of the price paid to an Offeree for the securities of the Company may take the form of a canceled check or a receipt from the broker, dealer or other person conducting such sale. The purchase price may have been paid in either cash or property. If the purchase price was paid in property, the price will be deemed to be the fair market value of such property at the time of the sale. If the proof of the purchase price is not reasonably satisfactory to us, the Company may require additional proof. In addition, the Company will require evidence that any sale of the shares of Rescission Stock was a bona fide transfer to a third party of such shares. Finally, the Company may require that an improperly completed Form of Election be properly completed.

HOW TO ACCEPT THE RESCISSION OFFER

         A HOLDER OF SHARES OF RESCISSION STOCK IS NOT REQUIRED TO ACCEPT THIS RESCISSION OFFER. Acceptance of the Rescission Offer is optional for each Offeree. You are urged to consider this Prospectus carefully before reaching a decision. The Form of Election for persons desiring to accept the Rescission Offer is attached hereto as Appendix A. If you wish to accept the Rescission Offer, you should complete and execute the appropriate sections of the Form of Election enclosed with this prospectus and return it (along with your stock certificate(s) representing shares to be surrendered in acceptance of the offer to rescind and other required documents) to us, in care of the Company, 665 San Rodolfo Drive, Suite 120, Solana Beach, California 92075, as soon as practicable after the date of receipt this Prospectus, but in no event being received by us, after the Expiration Date of this Rescission Offer which is August __, 2001.

         You are encouraged to promptly return your acceptance materials by certified mail or overnight courier.

IF YOU DO NOT COMPLETE AND RETURN A FORM OF ELECTION PRIOR TO THE EXPIRATION DATE OF THE RESCISSION OFFER, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

HOW TO REJECT THE RESCISSION OFFER

REJECTION OF THIS RESCISSION OFFER, AND RETENTION OF YOUR INVESTMENT IN THE RESCISSION STOCK, IS SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK, AND IS SUITABLE ONLY FOR PERSONS WHO HAVE SUBSTANTIAL FINANCIAL RESOURCES IN RELATION TO THIS INVESTMENT, HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT, AND UNDERSTAND THE RISK FACTORS AND ALL OTHER ASPECTS OF THE INVESTMENT.

         The Form of Election for Offerees desiring to reject the Rescission Offer is attached hereto as Appendix A. If you wish to reject the Rescission Offer, you should complete and execute the Form of Election enclosed with this prospectus and return it to us, in care of the Company, 665 San Rodolfo Drive, Suite 120, Solana Beach, California 92075, as soon as practicable after the date of receipt of this Prospectus.

IF YOU DO NOT COMPLETE AND RETURN A FORM OF ELECTION PRIOR TO THE EXPIRATION DATE OF THE RESCISSION OFFER, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

FUNDING THE RESCISSION OFFER

         The Company will fund the Rescission Offer from available cash assets. In the event all of the Offerees accept the Rescission Offer, the Company will be required to make payments totaling approximately $598,000 plus interest at 12% per annum from the date of purchase of the SMG shares to the date of repurchase, or approximately $56,370 as of July 12, 2001. Although the Company has adequate funds to pay the aggregate liability, if necessary, the payment of a substantial portion of the total contingent liability could have an adverse effect on the Company's financial condition, including, but not limited to, impairing the Company's ability to grow its business.

ADDITIONAL TERMS AND CONDITIONS

         The Company has not retained, nor does it intend to retain, any person to make solicitations or recommendations to the Offerees in connection with the Rescission Offer.

         Neither the Company, nor its officers and directors, may make any recommendations to any Offerees with respect to the Rescission Offer. Each person is urged to read this Prospectus carefully and to make an independent evaluation with respect to the Rescission Offer.

         All questions as to the validity, form, eligibility (including time of delivery) and proper completion of the Form of Election will be determined by the Company, which determination will be final and binding. The Company reserves the right to reject any Form of Election not properly completed, or to waive any irregularity in the Form of Election. The Company's interpretation of the terms and conditions of the Rescission Offer will be final and binding. The Company will not be under any duty to give notification of defects in connection with a Form of Election, or incur any liability for failure to give such information.

QUESTIONS ABOUT THE RESCISSION OFFER

         Persons entitled to participate in the Rescission Offer may call our legal representatives at (801) 521-3200 between 8:30 a.m. and 5:30 p.m., Mountain Standard Time.

USE OF RESCISSION STOCK REPURCHASED BY THE COMPANY

         The shares of common stock purchased by the Company pursuant to the Rescission Offer, if any, will be canceled and returned to the status of unauthorized and unissued shares and available for future issuance.

EFFECT OF RESCISSION OFFER

         The Company has been advised by its counsel that is unclear whether the Rescission Offer will terminate the Company's liability, if any, for failure to register the issuances of the Rescission Stock under the Securities Act or applicable state securities laws. The staff of the SEC takes the position that a person's right of rescission under federal securities law may, under certain circumstances, survive a rescission offer, while most state securities laws provide that a person may lose any rescission rights by rejecting or failing to respond to a valid rescission offer. There have been certain instances in which a competent court has held that non-acceptance of a rescission offer terminated the company's liability for rescission damages under federal law. Generally, the statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year, while under the various state securities laws, the statute of limitations ranges from one to seven years from the date of the transaction.

         The Company is also subject to the anti-fraud provisions of applicable securities law or rights under common law or equity in respect of the issuance of the Rescission Stock.

         Rescission Stock held by Offerees who choose not to accept the Rescission Offer will, for purposes of applicable federal and state securities laws, be registered securities as of the Expiration Date and, unless held by persons who may be deemed to be "affiliates" of the Company, will be freely tradable in the public market.

FEDERAL INCOME TAX CONSEQUENCES OF THE RESCISSION OFFER

         The following discussion is a general summary of certain United States federal income tax consequences associated with the Rescission Offer. No attempt has been made to comment on all United States federal tax matters relevant to the Rescission Offer. The summary is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, published revenue rulings and revenue procedures of the Internal Revenue Service ("IRS"), applicable legislative history, and judicial decisions. All such authorities are subject to change at any time, either prospectively or retroactively, and any such change could adversely affect the federal income tax consequences associated with the Rescission Offer. No ruling has been requested from the IRS regarding any of the matters discussed in this summary.

         This summary represents the judgment of the Company and its advisors regarding the United States federal income tax consequences of the Rescission Offer. However, there is no assurance that the tax consequences discussed in this summary will be accepted by the IRS or the courts if the Rescission Offer becomes the subject of administrative or judicial proceedings. Realization of the tax consequences discussed in this summary with respect to the Rescission Offer is subject to the risk that the IRS may challenge the tax treatment and that a court could sustain such challenge. In such case, the federal income tax consequences of the Rescission Offer could be materially and adversely affected.

         This summary does not attempt to specifically address the United States federal income tax consequences of each Offeree who accepts the Rescission Offer. Additionally, this summary does not discuss all of the tax consequences, including state, local, and foreign tax consequences, that may be significant to particular Offerees, such as dealers in securities, foreign persons, persons who are not individuals, and Offerees who are subject to the alternative minimum tax.

         ACCORDINGLY, ALL OFFEREES WHO ACCEPT THE RESCISSION OFFER ARE STRONGLY URGED TO CONSULT, AND MUST RELY UPON, THEIR OWN TAX ADVISORS AS TO THE SPECIFIC. TAX CONSEQUENCES TO THEM WITH RESPECT TO AN ACCEPTANCE OF THE RESCISSION OFFER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

         The transaction resulting from an acceptance of the Rescission Offer should be analyzed as a taxable redemption of the shares of Company stock involved in the transaction. In such case, the redemption will be treated as a sale or exchange of the shares only if the redemption satisfies the requirements of one or more of the provisions of Section 302(b) of the Code. This determination is made separately for each Offeree who accepts the Rescission Offer. Assuming that a redemption satisfies the requirements of one or more of the provisions of Section 302(b) of the Code, the Offeree who accepts the Rescission Offer recognizes gain or loss on the redemption in an amount equal to the difference between the Offeree's adjusted basis in the shares immediately prior to the redemption and the proceeds that the Offeree receives in connection with the redemption (including the portion of the proceeds measured by applying an interest factor to the Offeree's original purchase price for the shares). The character of any such gain or loss will depend on whether the shares constitute a capital asset in the hands of the Offeree who accepts the Rescission Offer.

         If a redemption does not satisfy the requirements of one or more of the provisions of Section 302(b) of the Code, it will be treated as a distribution by the Company that is subject to Section 301 of the Code. In such case, the proceeds will be treated first as a dividend (taxed as ordinary income) to the extent of the Company's current and accumulated earnings and profits, if any, at the time of the redemption (on a pro rata basis taking into account other
Section 301 distributions made by the Company during the year, including other redemptions resulting from the Rescission Offer that are treated as Section 301 distributions), next as a non-taxable return of the Offeree's adjusted basis in the shares immediately prior to the redemption, and finally as amounts received from the sale or exchange of the shares.

         Under Section 302(b) of the Code, a redemption will be treated as a sale or exchange of the shares if it either: (i) results in a "complete redemption" of the Offeree's interest in the Company; (ii) is "substantially disproportionate" with respect to the Offeree; or (iii) is "not essentially equivalent to a dividend" with respect to the Offeree. These three tests, which are more fully described below, are collectively referred to as the "Redemption Tests" for purposes of this summary. The Redemption Tests are applied on an Offeree-by-Offeree basis. As a result, it is possible that some redemptions will satisfy the requirements of one or more of the Redemption Tests, while other redemptions do not satisfy the requirements of one or more of the Redemption Tests. Accordingly, it is possible that some persons will receive sale or exchange treatment under Section 302(b) with respect to their redemptions while other persons will be subject to Section 301 with respect to their redemptions.

         In determining whether the requirements of any of the Redemption Tests are satisfied, an Offeree must take into account not only shares of Company stock that are actually owned by the Offeree but also shares of Company stock that the Offeree is deemed to own within the meaning of the constructive ownership rules under Section 318 of the Code. Under Section 318, an Offeree may constructively own shares of Company stock actually owned (and, in some cases, constructively owned) by certain individuals or entities that are considered related to the Offeree for this purpose, as well as shares of Company stock that the Offeree has the right to acquire by exercise of an option, warrant or a conversion right. Additionally, contemporaneous or related transactions involving the stock, or rights to acquire the stock, of the Company may affect an Offeree's ability to satisfy one or more of the Redemption Tests.

         A redemption will constitute a "complete redemption" of all shares of Company stock owned by an Offeree for purposes of the first Redemption Test specified above if all shares of Company stock owned by such Offeree are sold pursuant to the Rescission Offer. For this purpose, an individual Offeree can disregard shares of Company stock that he or she constructively owns by attribution from family members if certain requirements specified in Section 302(c) of the Code are satisfied. A redemption will be considered "substantially disproportionate" with respect to an Offeree if the following requirements are satisfied: (i) the percentage of the voting stock of the Company owned by the Offeree immediately after the redemption (taking into account all transactions consummated pursuant to the Rescission Offer) equals less than 80% of the percentage of the voting stock of the Company owned by such Offeree immediately before the redemption; (ii) the percentage of the common stock of the Company (whether voting or nonvoting) owned by the Offeree immediately after the redemption (taking into account all transactions consummated pursuant to the Rescission Offer) equals less than 80% of the percentage of the common stock of the Company owned by such Offeree immediately before the redemption; and (iii) the Offeree owns, immediately after the redemption (taking into account all transactions consummated pursuant to the Rescission Offer), less than 50% of the total combined voting power of all classes of stock of the Company entitled to vote. A redemption will satisfy the "not essentially equivalent to a dividend" test with respect to an Offeree if, in light of the particular facts and circumstances surrounding the Offeree's ownership of Company stock, the redemption results in a "meaningful reduction" of the Offeree's interest in the Company (taking into account all transactions consummated pursuant to the Rescission Offer)

         THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY, AND IS NOT INTENDED TO CONSTITUTE, AND SHALL NOT BE CONSTRUED TO ANY EXTENT AS, LEGAL, TAX, OR FINANCIAL ADVICE. EACH OFFEREE IS STRONGLY URGED TO CONSULT THE OFFEREE'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THE OFFEREE FROM THE RESCISSION OFFER IN LIGHT OF THE OFFEREE'S SPECIFIC CIRCUMSTANCES, INCLUDING THE TRANSACTION(S) IN WHICH THE OFFEREE ACQUIRED OWNERSHIP OF SHARES OF THE COMPANY'S STOCK.

         If the amount received by the recipient of this Rescission Offer upon his or her acceptance of the Rescission Offer is deemed to constitute a distribution in redemption of stock covered under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), the amounts received by such recipient of this Rescission Offer who accepts the Rescission Offer and tenders his or her shares to the Company will constitute a tax-free return of basis up to the amount of cash such person paid for the securities of the Company. Amounts received by a recipient of the Rescission Offer who accepts the Rescission Offer and who resold his or her shares of Rescission Stock at a loss prior to the date hereof (the "Sold Stock") will constitute taxable income. The taxable income will be characterized as capital gain up to an amount equal to the difference between the amount of cash such person paid for the stock and the amount realized upon the prior sale of such stock. The characterization of such capital gain as long-term or short-term is dependent upon the length of time such person held the Sold Stock.

         However, if the amount received by the recipient of the Rescission Offer upon his or her acceptance of the Rescission Offer is deemed to constitute a distribution of property covered under Section 301 of the Code, with respect to amounts received by such person who accepts the Rescission Offer and tenders his or her shares to the Company (i) that portion of the amounts received constituting a dividend (as defined in Section 316 of the Code) will constitute ordinary taxable income, and (ii) that portion of the amount received which is not a dividend, will be applied against and reduce such person's basis in such shares.

                                 CAPITALIZATION

         The following table sets forth the Company's capitalization as of March 31, 2001, (i) on an actual basis; and (ii) on a pro forma basis after giving effect to the acceptance of the Rescission Offer by all Offerees; and (iii) on a pro forma basis after giving effect to the total rejection of the Rescission Offer. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes to those statements included elsewhere in this prospectus.

                                                     Actual                      Proforma
                                                   March 31, 2001             March 31, 2001
                                                   --------------             --------------
                                                                     Assuming All       Assuming All
                                                                       Rejected           Accepted
                                                                       --------           --------
Current Liabilities                                    $5,993,279         $5,993,279     $ 5,993,279
Shares Subject to Rescission                              613,830                  0               0
Minority Interest                                         $25,000            $25,000          25,000
Stockholders' Equity                                  $40,881,039        $41,494,869      40,840,499
                                                      -----------        -----------     -----------
Total Liabilities and Stockholders' Equity            $47,513,148        $47,513,148     $46,858,778
                                                      ===========        ===========     ===========


                                 ZIASUN BUSINESS

         Because of the pending merger transaction with Telescan, this description of the Company's business, should be read in conjunction with the descriptions of the merger, and all of the information in this Prospectus regarding Telescan and INVESTools.

GENERAL

         The Company was organized under the laws of the State of Nevada on March 19, 1996, under the name "Carlisle Enterprises, Inc." The Company was originally incorporated for the purpose of executive search and recruitment of employees for businesses. The Company is currently an Internet technology holding company focused on e-finance and investor education, along with selective e-commerce opportunities. It specializes in certain online support services within North America, Asia and other international markets. The Company's subsidiaries include: Online Investors Advantage, Inc. ("OIA"), Asia PrePress Technology ("APT"), Asia Internet Services ("AIS"), and, through OIA, Seminar Marketing Group, Inc. ("SMG"), and Memory Improvement Systems, Inc. ("MIS"). Additionally, the Company owns a 25% equity position in Asia4Sale, a 75% equity position in Online Investors Advantage Asia Pacific PTE Ltd. and a 60% profits participation in MKZ Fund, LLC ("MKZ") which in turn owns 43% of McKenna Venture Accelerator, LLC ("MVA"), a venture fund.

         At its board meeting on March 22, 2001, the board of directors of the Company adopted a plan to discontinue its foreign operations which are unrelated to OIA. The foreign subsidiaries are small in comparison to the U.S. operations and are difficult to manage at a long distance. The intent of management is to either resell the foreign operations to the parties which originally sold the foreign subsidiaries to the Company, or to seek third-party purchasers. In May 2001, the Company completed the sale of Momentum Asia, Inc. and has entered into negotiations for the sale of APT and AIS. The net assets of the discontinued operations are shown as a separate line item in the other assets section of the Company's balance sheets.

         The Company actively seeks to acquire, structure, manage and consolidate other select holdings through its wholly owned subsidiaries operating in the U.S. and in foreign markets. Its objective is to acquire holdings which will provide marketing and operating synergy with one another, are well positioned and profitable in their targeted markets, and/or have demonstrated technical expertise in certain areas of e-commerce. While the Company pursues certain business opportunities, alliances and joint ventures which will enhance profitable growth and development, and help maximize the stockholders' equity, the Company does not typically advertise to attract such opportunities.

         The two basic challenges in effectively implementing this strategy, while preserving and continually developing the Company's core technology, are:
(1) maintaining an active pipeline of potentially desirable, acquirable companies through various business contacts and financial institutions and (2) maintaining the financial wherewithal to move quickly enough, when an opportunity for a synergistic acquisition arises, to complete the acquisition, and effectively integrate the acquired entity into the Company's holdings at minimum cost and/or disruption to the other entities. In some instances this will include the challenge of effectively restructuring the acquired entities with one or more existing entities to maximize their contribution to the Company's revenues and profits.

         The growth in use of online financial services in the foreign markets is one key to the Company's future growth. The Company is focused on capturing a large number of these foreign users and a significant percentage of the growing number of U.S. users of Internet tools and services. The U.S. domestic market is also projected to sustain its growth in domestic e-commerce and online financial services usage, and is still developing in terms of the number of educated users of these services.

         The Company's business model is fairly simple and continues to present long-term growth prospects. Revenue is generated by selling finance educational programs and services and e-commerce services to businesses and/or consumers worldwide. As this operating model grows, the Company's base of loyal users, subscribers and visitors to their Web sites and services should also continue to grow. This will help build the credibility necessary to establish further strategic relationships and alliances, and develop co-branding and licensing agreements with Internet companies with similar objectives.

         The Company may, from time-to-time, divest or "spin off" its equity interest in one or more of its entities or holdings when it proves strategically and economically advantageous to its stockholders to do so. This could increase the stockholders' equity, and, at the same time, allow the Company to continually refine its core operations and holdings, once it has adequately established itself in the more profitable targeted markets.

         The Company's revenues are largely derived from OIA through its instructor led education workshops, home-study courses, and its Investor Toolbox Web site. OIA contributed 100% of continuing revenues for the twelve-month period ended December 31, 2000. E-finance services and training constitute the major portion of the Company's current business. Revenues are generated from attendance fees for live workshops in major cities worldwide, sales of home-study programs and online subscription services.

CONTINUING OPERATIONS

         Online Investors Advantage, Inc. OIA, a wholly owned subsidiary of the Company, provides in-depth consumer training in the optimum use of Internet-based investment and financial management tools and services via workshops, home study, and online subscriptions. OIA recently expanded into the international marketplace. OIA has a current customer base of some 12,000 individuals. In addition, OIA has a strategic working relationship with Telescan, its primary data provider.

         OIA has developed a video-based home-study program, which sells for $1,995, and a live 2-day workshop, which costs $2,995 to attend if the attendee registers at the live preview, or $3,995 if the attendee registers after the fact. Both programs are promoted online and through a traditional multi-step marketing program. The multi-step marketing program includes direct mail, radio, television, newspaper, free "Introduction to Online Investing seminars," the Internet, and word-of-mouth incentives. Prior workshop attendees are allowed to attend a refresher workshop at no charge, or extend their subscription to www.investortoolbox.com for six months at no charge if they refer another person to an OIA workshop. This incentive has a $495.00 value. OIA's brochures and audio tapes are used to build further interest and customer loyalty. The two-day workshop is OIA's principal revenue generator.

         Those introduction seminar attendees who do not elect to attend the two-day training workshops are candidates for video-based home-study educational programs. Accordingly, OIA is well positioned to continue providing both e-finance and investing education and services, while developing a growing customer base for its online subscription service and other compatible products and services.

         Seminar Market Group, Inc. SMG, a wholly owned subsidiary of OIA, was acquired to secure various marketing and support services for OIA such as in-house telephone marketing and consulting for OIA's marketing process. These services are now handled by OIA directly and SMG is inactive.

         Memory Improvement Systems, Inc. MIS, a wholly owned subsidiary of OIA, provides platform speaking services as well as the recruiting and training of professional presenters for OIA's 90-minute introductory seminars.

         McKenna Venture Accelerator, LLC. In August 2000, the Company and The McKenna Group formed MKZ, a joint venture fund of which the Company has a 60% profits participation, and McKenna Enterprises has a 40% profits participation. McKenna Enterprises is an affiliate of The McKenna Group, managed by McKenna Enterprises and funded by the Company. At the same time, MKZ committed to make investments in MVA, a venture fund created by The McKenna Group under Delaware law for the purpose of acquiring securities of start-up and early stage companies. MVA is a partially-owned subsidiary of MKZ, in which MKZ is the owner of a 43% membership interest with the other investors owning the remaining interest. The McKenna Group, under the direction of an investment board made up of members from MKZ, the other investors and The McKenna Group, manages the day-to-day operations of MVA.

         The MVA partners total capital commitment to MVA is $18.5 million, of which MKZ committed to invest $8 million. In 2000, MKZ invested $5.6 million in MVA. On April 20, 2001, MVA, MKZ, McKenna Enterprises and the Company entered into a letter agreement under which MVA amended MKZ's obligation to complete its capital commitment of $2.4 million. Under the terms of the letter agreement, $250,000 in cash was paid from cash transferred to MKZ by the Company, $750,000 was paid in the form of cash held by MKZ and 318,339 shares of the Company's common stock held by Geoffrey Mott of McKenna Enterprises. McKenna Enterprises further provided a surety to MVA and guaranteed the difference between the realized cash value from the sale of the 318,339 shares of the Company's common stock and $386,000. MKZ, McKenna Enterprises and the Company have until June 15, 2001 to satisfy the remaining $1.4 million capital commitment balance, either in cash or through the sale of MKZ's interest in MVA. This sale may be up to a $2.4 million interest but not less than a $1.4 million interest. On May 2, 2001, the California Department of Corporations advised the Company that it could not grant the Company's application to register 318,339 shares of the Company's common stock issued to Geoffrey Mott of McKenna Enterprises, as the California Department of Corporations believed that OIA was acting as an unlicensed investment adviser in California. The Company believes that OIA is not an investment advisor and is responding to the California Department of Corporations. Accordingly, if these shares cannot be registered and thus sold, MKZ will be required to provide substitute capital to MVA in the amount of $386,000.

         MVA makes highly selective investments primarily in early stage business-to-business Internet technology companies with a principal focus on three core areas: mobile communications, networking and communications and e-business. MVA offers companies financial and infrastructure support to accelerate operations, business and market strategy support to accelerate time-to-market, and partnering support to accelerate scale-up, all of which creates a highly attractive entrepreneurial environment. MVA also differs from traditional venture funds in that its investors play an active role in approving those investments made by the fund, which makes it possible for the fund to leverage the particular expertise and know-how of its investors.

         MVA has acquired equity positions in the following four companies:

                  o Last Mile Services (www.lastmileservices.com) develops software that allows immediate deployment of disparate broadband services between service providers and customer premises.

                  o IControl Incorporated is a brand new company (with no Web site to-date) dedicated to delivering the most complete security and authentication solutions to mobile commerce, which is expected to grow into a $70 billion market in the next few years.

                  o QEDSoft (www.qedsoft.com) develops software designed to enable delivery of high-quality 3D animation on the Web across multiple platforms with zero latency and with low bandwidth requirements.

                  o Sirenic (www.sirenic.com) develops server software intended to enable personalized content delivery and m-commerce applications across a broad range of access devices.

         MKZ has also invested directly in small equity positions in the following group of companies, who are also clients of The McKenna Group. These companies are typically further along than the firms MVA invests in, and their equity is available to MKZ only because they seek out the consulting services of The McKenna Group.

              o OneSecure (www.onesecure.com) is a provider of secure managed network solutions to large enterprises.

              o Home Director (www.homedirector.com) provides complete home networking and management solutions.

              o B2B Web (www.b2bweb.com) is a supplier of state-of-the-art global supply chain management platforms and solutions to manufacturers and retailers.

              o PortfolioScope (www.portfolioscope.com) is an applications services provider of innovative portfolio tracking and analysis solutions to portfolio managers and individual investors.

              o Tradeworx (www.tradeworx.com) provides cutting edge analytical and decision support tools to the online and offline financial services industry.

              o Vision is a leader in the emerging area of high-performance 3-D search engines capable of handling all media types including video.

              o iSX (www.isx.com) provides unique, rapid-retrieval database tools to emerging e-business markets.

              o Last Mile Services (www.lastmileservices.com) is also held directly by MKZ as well as in the MVA fund.

         ONLINE INVESTORS ADVANTAGE ASIA PACIFIC PRIVATE LIMITED. Pursuant to a joint venture agreement between OIA and Leong Chong and Eric Lip Meng Tan, Singapore residents, Online Investors Advantage Asia Pacific PTE, Ltd ("OIA Singapore") was formed to expand OIA's business in the Asian marketplace, including the performance of marketing services, the distribution of OIA's materials and conducting workshops in Singapore, Malaysia, Brunei and Hong Kong. OIA Singapore is owned 75% by OIA and 25% by Messrs. Chong & Tan.

DISCONTINUED OPERATIONS

         SALE OF MOMENTUM ASIA, INC. On May 10, 2001, the Company consummated the sale of all the outstanding shares of its subsidiary Momentum Asia to Momentum Media, Ltd. The Company had acquired Momentum Asia on October 5, 1998 in a stock-for-stock exchange. Under the terms of the sale agreement, Momentum Media acquired all of the outstanding shares of Momentum Asia in consideration for 200,000 shares of the Company's common stock that were owned by Momentum Media. In connection with the sale, the Company paid Momentum Asia $50,000 to provide Momentum Asia with working capital and Momentum Asia transferred to the Company 130,000 shares of the Company common stock that were owned by Momentum Asia. All the shares of the Company's common stock acquired by the Company were canceled.

         SALE OF ASIA PREPRESS TECHNOLOGIES, INC. On June 27, 2001, the Company entered into a Share Purchase Agreement with Patrick R. Cox and Calvin A. Cox, under which the Company agreed to sell all the issued and outstanding shares of Asia Prepress Technology, Inc. ("APT"), a wholly-owned subsidiary of the Company, to Messrs. Cox, in consideration of 100,000 restricted common shares the Company owned collectively by Messrs. Cox, which shares have been canceled, and $50,000 in cash payable by Patrick R. Cox, to the Company over a three year period. Further, APT obtained the release of the Company's Unconditional Guaranty of APT's line of credit with First Union National Bank. The closing of the sale of APT to Messrs. Cox occurred on June 29, 2001.

         The Company acquired APT, an Internet-based provider of electronic book and document conversion and data entry services, and AIS an Internet-based provider of background customer service for its client's websites, in June 2000, in an effort to expand the Company's Asia operations. The Company received 100% of the common stock of APT in exchange for $100,000 cash and 100,000 shares of restricted common stock of the Company. In addition, the Company assumed the working capital line of credit of APT in the amount of $250,000. As of December 31, 2000, there was an outstanding principal balance on the line of credit of $70,000. The Company's decision to sell APT and AIS is a result of its change of business focus in conjunction with the announcement of the contemplated merger of the Company and Telescan, Inc. With the sale of APT and AIS, and the Company's previous sales of Momentum Internet, Inc., and Momentum Asia, Inc., the Company has divested itself of all Asian operations.

         SALE OF ASIA INTERNET SERVICES.COM, INC. On June 27, 2001, the Company entered into a Share Purchase Agreement with Patrick R. Cox under which the Company agreed to sell all the issued and outstanding shares of Asia Internet Services.com, Inc. ("AIS"), a wholly-owned subsidiary of the Company, to Mr. Cox, in consideration of 150,000 restricted common shares of the Company owned collectively by Messrs. Cox, which shares have been canceled, and $100,000 in cash payable by Patrick R. Cox, to the Company over a three year period. The closing of the sale of AIS to Mr. Cox occurred on June 29, 2001.

         The Company acquired 100% of the common stock of AIS in May, 2000, in exchange for $200,000 and 150,000 shares of restricted common stock of the Company. AIS is headquartered in Glen Burnie, Maryland with operations in the Philippines. It is an outsourcing contractor providing packages of specialized support services for Internet and IT firms with high-volume response needs.

DISTRIBUTION

         Management seeks out and investigates business opportunities by various means and methods, including personal contacts, verified professionals, securities broker dealers, venture capital personnel, and members of the financial community and others who may present unsolicited proposals.

RECENT ACQUISITIONS AND INVESTMENTS

         Seminar Marketing Group, Inc. On September 29, 2000, the Company acquired all of the outstanding stock of SMG. Pursuant to the terms of the acquisition agreement, the Company issued an aggregate of 370,000 restricted shares of common stock to stockholders of SMG in exchange for such stock. The shares issued to the SMG stockholders are subject to piggyback registration rights. The acquisition of SMG had the effect of eliminating various existing royalties and overrides of OIA which are or were currently being paid for these marketing, seminar development, hosting and speaking services, and will reduce certain ongoing commission obligations of OIA.

         The issuance of these shares was intended to be a transaction exempt from the registration requirements under the Securities Act pursuant to Rule 506 of Regulation D. Upon subsequent review of the transaction by the Company's attorneys, it was determined that the issuance of the shares did not meet the technical requirements of the Securities Act. Therefore, on February 12, 2001, the Company provided notice to the prior stockholders of SMG who received shares as a result of the acquisition of SMG by the Company, that the transaction would be rescinded and that following the filing and effectiveness of an appropriate registration statement, that a rescission offer would be delivered to such stockholders in the near future.

         Memory Improvement Systems, Inc. On October 16, 2000, the Company acquired all of the outstanding stock of MIS. Pursuant to the terms of the acquisition agreement, the Company issued an aggregate of 400,000 restricted shares of common stock to stockholders of MIS in exchange for such MIS stock. The shares issued to the MIS stockholders are subject to piggyback registration rights. MIS provides the recruiting and training of professional platform presenters at OIA's 90 minute "Introduction to Online Investing" seminars, and was acquired in order to eliminate fees paid to MIS as a percentage of workshops sales.

RAW MATERIALS AND SUPPLIES

         The Company does not utilize any specialized raw materials. All necessary required materials, if any, are readily available. The Company is not aware of any existing or future problem that will materially affect the source and availability of any such materials which would be required by the Company.

INTELLECTUAL PROPERTY

         U. S. TRADEMARK APPLICATIONS. The Company and/or its subsidiaries have made, and/or hold registrations for the following trademarks:

                Mark                                       Class              Status                Number
                ----                                       -----              ------                ------
Investor Toolbox                                            36              Pending              75/893296
Online Investors Advantage                                   9              Pending              75/893299
Online Investors Advantage                                  41              Pending              75/893295
Online Investor Toolbox                                     36              Pending              75/893280
Online Investor Toolbox Advantage                           36              Pending              75/192920
Online Investor Toolbox Advantage                           41              Pending              75/192922
Secrets To Online Investing                                 16              Pending              76/055455
Secrets To Online Investing                                 41              Pending              76/055249
Stock Market Investor Toolbox                               16              Pending              76/198670
Stock Market Investor Toolbox                               41              Pending              76/198669
Wall Street Investor Toolbox                                16              Pending              76/198671
Wall Street Investor Toolbox                                41              Pending              76/198672
Wall Street Mentor                                          16              Pending              76/198464
Wall Street Mentor                                          41              Pending              76/198463
Where People Learn to Invest Online                         41              Registered           2,412,540
5 Step Online Investing Formula                             41              Pending              75/893298
7 Cash-Flow Investing Strategies                            41              Pending              75/893294
Ziasun                                                      35              Pending              76/084808
Ziasun                                                      36              Pending              76/084807
Ziasun                                                      37              Pending              76/084806
Ziasun                                                      41              Pending              76/084899
Ziasun                                                      42              Pending              76/084898

OIA will discontinue the use of the trademark "Online Investors Advantage."

         U.S. COPYRIGHT APPLICATIONS. The Company and/or its subsidiaries have made and/or hold registrations for the following copyrights:

              1.  Online Investors Advantage - Workshop Manual - Version 5.0
              2.  The 5 Step Online Investing Formula - Overview Handout
              3.  Online Investor Toolbox - Speakers Biography
              4.  Online Investing Workshop 2000 - Registration Form
              5.  Money Talks - Flyer
              6.  Online Investors Advantage - Ticket
              7.  Learn the Secrets of Online Investing - Prospect Letter
              8. Here's Your Free Ticket to Retiring Early and Retiring Rich - Ticket
              9.  What I Discovered About Using the Internet - Letter
              10. The Internet is Empowering People - Brochure
              11. Online Investors Advantage - Computer Mouse Pad
              12. Online Investing - Videotape Set
              13. Online Investing Advantage - Welcome Kit

GOVERNMENT REGULATION

         With the exception of the requirement that the Company and its subsidiaries be registered or qualified to do business in the States and foreign countries in which they will be doing business, the products and services provided through use of the Company's technology are not subject to approval of any government regulation.

         For OIA to conduct workshops in the country of Australia, OIA is registered under the proper authority with Australian Securities and Investments Commission and has a compliance officer residing in Australia.

         On May 2, 2001, the California Department of Corporations advised the Company that it could not grant the Company's application to qualify to offer and sell certain shares of the Company's common stock in California, as the California Department of Corporations believed that the Company's wholly owned subsidiary OIA was acting as an unlicensed investment adviser in California. In May 2001, the Company renewed its request that the application be approved, asserting that based on existing case law and an opinion previously issued by the California Department of Corporations, OIA does not engage in the activities of an investment adviser.

EMPLOYEES

         As of June 30, 2001, the Company and its subsidiaries employ approximately ___ full time employees.

PROPERTY

         The Company's corporate headquarters are located at 665 San Rodolfo Drive, Suite 120, Solana Beach, California 92075. These premises have been leased beginning May 16, 2001 for an initial period of three months and thereafter the lease is on a month to month basis. The lease rate for these premises is presently $1,680 per month.

         OIA leases approximately 4,440 feet of office space at 5252 North Edgewood Drive, Provo, Utah, which serves as OIA's headquarters, and houses the OIA accounting staff, information services department, customer support, data entry, international office and travel coordinator. These premises are leased through July 20, 2004 with an option to renew the lease for one additional term of 5 years. The lease rate as of the year ended December 31, 2000, was $8,006.14. On April 1, 2000 the lease rate increased to $8,175.77 per month. The lease rate increases to $8,350.48 and $8,530.43 on April 1, 2001, and April 1, 2003, respectively.

         OIA also leases 1,940 square feet of office space at 852 North 1430 West, Unit #3, Westpoint Business Park, Orem, Utah, at a monthly rate of $1,309. OIA has vacated these premises that are leased through October 31, 2001 and subleases the same for $1,250 per month.

         OIA leases approximately 7,750 square feet of space at 555 East 1860 South, Provo, Utah, which house the OIA home study sales department, shipping and fulfillment department. These premises are leased through April 30, 2005. The lease rate through November 30, 2001, is $5,340. The lease rate increases to $6,180 per month for period December 1, 2001, through July 31, 2003, and $7,020 per month for period August 1, 2003, through April 30, 2005.

         APT leases approximately 3,100 square feet of space on Argonaut highway, Boton Area, Subic Freeport, the Philippines, at a monthly rate of $1,002 per month. The lease is for a term from September 1, 1999, and ending on August 31, 2002.

         APT also leases office space in Glen Burnie, Maryland, under an oral month-to-month lease from Maryland Composition, at the rate of $5,000 per month.

LEGAL PROCEEDINGS

         Ziasun Technologies, Inc. v. Continental Capital & Equity Corporation. The Company is a party plaintiff in the matter of Ziasun Technologies, Inc. v. Continental Capital & Equity Corporation, Superior Court of California, County of San Diego, Case No. GIC-759797. The Company seeks a refund of $130,000 of the $250,000 paid to Continental Capital, alleging breach of contract, intentional misrepresentation and negligent misrepresentation on the part of Continental Capital. The matter is pending.

         Suntrust Banks, Inc. v. Online Investors Advantage, Inc. OIA was a party defendant in the matter of SunTrust Banks, Inc. v. Online Investors Advantage, Inc., United States District Court, Eastern District of Virginia, Case No. 00-1721-A. SunTrust, as the owner of the trademark "Investors Advantage," filed a civil action to enjoin OIA from the use of the mark and name "Investors Advantage." On January 19, 2001, SunTrust and OIA entered into a Settlement Agreement under which SunTrust and OIA would explore the possible assignment of the mark and name "Investors Advantage" to OIA under mutually agreeable terms. The parties also agreed that in the event an agreement as to the assignment was not reached in 3 months, then OIA will within 9 months from January 19, 2001, terminate any use of the mark and name "Investors Advantage." Based on this agreement the pending action was dismissed without prejudice. No agreement was reached with respect to the assignment of the trademark "Investors Advantage."

         Settlement of OIA v. Wall Street Mentors, Inc. et al. On or about April 13, 2001, the Company's wholly owned subsidiary, OIA, entered into a settlement agreement with Wall Street Mentors, Inc., five former independent contractors of OIA and other individuals, providing for the settlement of the matter entitled Online Investors Advantage, Inc., v. Varlin Law, Rhett Anderson, David Nicolson, Roger Taylor, Bart Coon, Steve Admundsen, Tim Anderson, David Shamy, Brock Madsen and Wall Street Mentors, Inc., filed by OIA on or about February 23, 2001, in the United States District Court for the District of Utah, Case No. 2:01 CV0129 C, as well as other possible claims of the defendants. In this action, OIA has alleged, among other things, copyright infringement, misappropriation of trade secrets, unfair competition, libel, deceptive trade practices, and breach of non-competition agreements and confidentiality agreements by the defendants. Subject to the performance of the parties under the settlement agreement, OIA and the defendants have each agreed to release the other from any and all claims arising out of the OIA lawsuit described above, and Wall Street Mentors and the individual defendants have released OIA, the Company and its officers, directors and affiliates, from any additional claims or actions they may have, in law or equity. The parties have agreed that the terms of the settlement agreement will be kept confidential.

         Scott Bowen v. Ziasun Technologies, Inc. The Company is a party defendant in the matter of Scott Bowen v. Bryant D. Cragun, et al. Superior Court of California, County of San Diego, Case No. 762921. The plaintiff alleges to have purchased shares of common stock of the Company and various other companies through Amber Securities Corporation, a registered broker deal formerly known as World Trade, and it sales associates, who were acting as agents of the Company. The plaintiff alleges that Amber and its sales associates made misstatements regarding the Company, upon which the plaintiff relied when purchasing the Company's shares. The plaintiff fails to specify the exact number of shares of the Company's common stock purchased and the amount paid. The Company denies the allegations, believes the lawsuit is without merit and is proceeding with defending itself.

         With the exception of the legal proceedings, claims and threatened litigation set forth above, the Company is not a party to any legal proceeding that is material to the Company. No federal, state or local governmental agency is, to the knowledge of the Company, presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

                          DESCRIPTION OF CAPITAL STOCK

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

         The Company's common stock is traded on the OTC Bulletin Board of the NASD under the symbol "ZSUN." There has been relatively limited trading activity in the Company's stock since inception. The following table represents the high and low closing prices for the Company's common stock for each quarter of the years ended December 31, 2000 and 1999 and the first three quarters (or portion thereof) for the years ended December 31, 2001.

       YEAR ENDED DECEMBER 31, 1999                                    HIGH                      LOW
       --------------------------------------------------  --------------------------  -------------------------
       First Quarter                                                 $  25.875                $  4.937
       Second Quarter                                                   27.125                   6.375
       Third Quarter                                                    13.375                   7.000
       Fourth Quarter                                                   14.625                   6.968

       YEAR ENDED DECEMBER 31, 2000                                    HIGH                      LOW
       --------------------------------------------------  --------------------------  -------------------------
       First Quarter                                                 $  15.750                $ 10.000
       Second Quarter                                                   11.375                   4.156
       Third Quarter                                                     5.625                   1.796
       Fourth Quarter                                                    2.930                   1.030

       YEAR ENDED DECEMBER 31, 2001                                    HIGH                      LOW
       --------------------------------------------------  --------------------------  -------------------------
       First Quarter                                                 $   1.630                $  0.540
       Second Quarter                                                    1.400                   0.510
       Third Quarter (through July 11, 2001)                             0.720                   0.580

         The quotes reflect interdealer prices without retail mark-up or commissions and may not necessarily reflect actual transactions.

         On May 3, 2001, the last full trading day prior to the Company's announcement of the signing of the merger agreement, the closing price of the Company's common stock was $0.69 per share, the high price was $0.70 per share and the low price was $0.69 per share. On July 11, 2001, 2001, the closing price of the Company's common stock was $0.61 per share, the high price was $0.63 per share and the low price was $0.61 per share.

         The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE COMPANY

         The following table sets forth our selected historical consolidated financial information. The summary historical consolidated financial information as of and for the fiscal years ended December 31, 1996, 1997 and 1998 has been derived from, and should be read in conjunction with, the Company's audited historical consolidated financial statements and the notes thereto, which have been audited by Jones, Jensen & Company, independent auditors, and which, in the case of the fiscal year ended December 31, 1998, are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal year ended December 31, 1999 has been derived from, and should be read in conjunction with, the Company's audited historical consolidated financial statements and the notes thereto, which have been audited by HJ & Associates, LLC, independent auditors, and which are attached to this Prospectus. The selected financial historical consolidated financial information as of and for the fiscal year ended December 31, 2000 has been derived from, and should be read in conjunction with, the Company's audited historical financial statements and the notes thereto, which have been audited by BDO Siedman LLP, independent auditors, and which are attached to this Prospectus. The selected historical consolidated financial information as of and for the fiscal quarter ended March 31, 2000 and 2001 has been derived from, and should be read in conjunction with, the Company's unaudited consolidated financial statements and the notes thereto attached to this Prospectus. In the Company's opinion, all adjustments (which consist only of normal recurring entries) considered necessary for a fair presentation have been included in the Company's unaudited consolidated financial statements. Interim results for the fiscal quarter ended March 31, 2001 are not necessarily indicative of, or projections for, the results to be expected for the full fiscal year ending December 31, 2001. The following summary historical consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company" and the consolidated financial statements and the notes thereto attached to this Prospectus.

                                 QUARTERS ENDED
STATEMENT OF OPERATIONS             MARCH 31,                             YEARS ENDED DECEMBER 31,
                             ----------------------   ----------------------------------------------------------------
                                2001        2000         2000         1999          1998         1997         1996
                             -----------  ---------   ----------   ----------   -----------   ----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue....................   $ 14,233    $ 12,914     $ 54,667     $ 23,620      $    --      $     --      $    --

Earnings (loss) before
other income and special
charges....................       (823)      3,189        4,143        4,386          (77)           --           --
Goodwill impairment .......          --         --      (71,756)          --           --            --           --
Other income (expense) ....       (247)         94          167           17           --            --           --

Net income (loss) from
   continuing operations...     (1,093)      1,763      (70,548)       2,632          (77)       (3,511)          (4)
Net income (loss) .........   $ (1,233)   $  1,977     $(77,226)    $  5,964      $   769      $ (3,511)     $    (4)

NET INCOME (LOSS) PER
  COMMON SHARE FROM
  CONTINUING OPERATIONS

     Basic.................   $   (0.04)  $    0.08    $   (2.37)   $    0.12     $    --      $     --      $    --
                              ========== ==========   ===========  ==========   =========     =========    =========
     Diluted...............   $   (0.04)  $    0.08    $   (2.37)   $    0.10     $    --      $     --      $    --
                              ========== ==========   ===========  ==========   =========     =========    =========

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING

     Basic................      32,315      22,219       29,744       21,770       17,023        15,467          800
                                ======   =========    =========    =========    =========     =========    =========
     Diluted..............      32,315      22,264       29,744       25,796       17,023        15,467          800
                                ======   =========    =========    =========    =========     =========    =========

                                                                                DECEMBER 31,
                                                      ---------------------------------------------------------------
BALANCE SHEET DATA               MARCH 31, 2001          2000         1999          1998         1997         1996
                            -----------------------   ----------  -----------  -----------  -------------  ----------
                                                                  (IN THOUSANDS)
Working capital.............        $   (584)          $     72     $  6,373
Total assets................          47,513             47,713       19,457        4,765           123           66
Total stockholders'
equity .....................          40,881             42,099       15,736        4,165            37           66


            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

         SHARES ISSUED UNDER OIA ACQUISITION AGREEMENT, AS AMENDED. In accordance with the terms of the original OIA acquisition agreement, the former OIA stockholders were to receive one share of the Company's common stock for each $0.50 of earnings before interest, income taxes, depreciation and amortization (EBITDA) for the year from April 1, 1999 through March 31, 2000. OIA's audited EBITDA earnings during this period were $10,910,076. Accordingly, the Company would owe 21,820,152 shares of its common stock at March 31, 2000, to the former OIA stockholders. The value of these shares at March 31 was $248,204,230. This value would have been added to the goodwill on the Company's balance sheet.

         However, pursuant to negotiations between the Company and the former OIA stockholders, and their joint recognition that it would clearly not be in the best interests of the Company to have such a large goodwill burden going forward, the Company and the former OIA stockholders agreed to amend the original terms and conditions of the earn-out. An agreement was reached wherein the former OIA stockholders would exchange 12,000,000 of the earn-out shares, to which they were originally entitled, for $6,000,000 in cash. An agreement was reached on May 9, 2000.

         Therefore, under the terms and conditions of the amended earn-out agreement, the former OIA stockholders received 9,820,152 shares (of which 5,000,000 had been previously issued and were held in escrow), rather than the 21,820,152 shares as set forth in the original agreement. This reduced the goodwill burden to the Company by $138,646,269, from $248,204,230 to $109,557,961, and this is the value that was added to the Company's balance sheet going forward from April 1, 2000.

         Due to the accrual of a liability for sales taxes payable by OIA, the Company and the former OIA stockholders have determined that a further adjustment to the number of shares received by the former OIA stockholders pursuant to the earn-out may be required. The Company and Messrs. Elder, Jardine, McCoy and Harris have agreed that if any sales tax liability is assessed for sales made by OIA during the earn-out period, (i) the Company will be solely responsible for the payment of the first $554,000 of these taxes and
(ii) Messrs. Elder, Jardine, McCoy and Harris will return to the Company on a pro rata basis one share of the Company's common stock for each $0.50 that these taxes exceed $554,000.

         DISCONTINUED OPERATIONS. At its board meeting on March 22, 2001, the board of directors of the Company adopted a plan to discontinue its foreign operations that are unrelated to OIA. The foreign subsidiaries are small in comparison to the U.S. operations and are difficult to manage at a long distance. The intent of management is to either resell the foreign operations to the parties that originally sold the foreign subsidiaries to the Company, or to seek third-party purchasers. In May 2001, the Company completed the sale of Momentum Asia and in the end of June, 2001, the Company entered into agreements for the sale of APT and AIS. Accordingly, the Company's financial statements and the related management's discussion and analysis have been restated to present the continuing operations, which are the operations of OIA. The net assets of the discontinued operations are shown as a separate line item in the other assets section of the Company's balance sheets.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000. The Company's sales increased by $1,319,409 from the first quarter of 2000 to the first quarter of 2001. This is an increase of 10%. The Company's gross margin was 43% of sales in the first quarter of 2000 compared to 32% in the first quarter of 2001. This decrease in gross margin was due to the higher cost of seminars in the first quarter of 2001 than in the first quarter of 2000. The Company's cost of seminars is higher because the average attendance at the seminars has declined from approximately 60 attendees per seminar in the first quarter of 2000 to approximately 45 per seminar in the first quarter of 2001. The Company provides the same quality of meeting facilities and speakers no matter what the attendance may be at its seminars. Management attributes the average attendance decrease to the overall decline in the stock market.

         The Company recorded an increase in its depreciation and amortization expense in the first quarter of 2001 of $1,004,126. The increase was due to the amortization of the additional goodwill recorded on the OIA earn-out. The amortization is computed on the net goodwill carried on the Company's books after it recorded an impairment of the goodwill in the fourth quarter of 2000. The impairment of $71,755,840 was computed using management's best estimate of the future cash flows from OIA. The estimate is based upon the recent downturn in the stock market which has affected the Company's sales of internet investment seminars.

         General and administrative expenses increased by $1,981,025 from the first quarter of 2000 to the first quarter of 2001. General and administrative expenses were 30% of sales in the first quarter of 2001 compared to 17% in the first quarter of 2000.

         The Company's sales are directly related to the amount of marketing it performs. The Company continues to budget significant dollars for advertising its seminars. As the Company expands overseas the advertising costs increase. Marketing costs increased during the first quarter of 2001 in comparison to the first quarter of 2000. The Company has found that the cost for each foreign attendee is higher than for each North American attendee. This is due in large part to higher travel costs. However, the market abroad is large and management believes that the gross margin is sufficient to justify the expenditures.

         The Company's income tax for the first quarter of 2000 was $1,555,542 compared to $23,000 for the first quarter of 2001. The Company showed a loss from continuing operations before income taxes for 2001 of $1,070,151 compared to income of $3,282,405 in 2000. However, because the amortization of goodwill is not deductible for taxes, the Company still incurred income tax expense.

         The Company recorded a loss from discontinued operations of $139,797 in the first quarter of 2001 compared to income of $250,012 in the first quarter of 2000. These discontinued operations were in the Philippines and Hong Kong. The Company's principal operations are headquartered in the United States. Management believes that it was in the best interest of the Company to sell these operations so that it could focus its time and resources on its profitable enterprises. Also with the downturn in the Asian-rim economies and especially in the Philippines, what were once profitable subsidiaries no longer provided positive cash flow to the Company by the end of 2000.

However, the Company's new subsidiary, OIA-Asia has been highly successful in generating sales in Singapore and Malaysia. OIA-Asia had sales of $523,196 in March of 2001, which was its first month in operation.

         YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999. The Company's sales increased by $31,047,887 from 1999 to 2000. This is an increase of 131%. The Company's gross margin was 45% of sales in 1999 compared to 48% in 2000. This increase in gross margin was due to higher sales of video seminars in 2000 than 1999. The Company's cost of videos is lower than live presentations because the Company does not have to provide meeting facilities and speakers. During 1999, the Company sold 1,040 home study units compared to 4,286 in 2000. The Company also had 13,920 seminar attendees in 2000 compared to 8,257 in 1999.

         If the sales of OIA for the first three months of 1999 (I.E., prior to the purchase by the Company) are included on a pro forma basis, the sales of he Company for the year ended December 31, 1999 would have been $28,320,817. Therefore, the pro forma sales increase was $26,346,660 or 93%. The pro forma 12-month gross margin was 29%.

         The Company recorded an increase in its depreciation and amortization expense in 2000 of $2,565,580. The increase was due to the amortization of the additional goodwill recorded on the OIA earn-out. The Company also recorded an impairment of its goodwill in the fourth quarter of 2000. The impairment of $71,755,840 was computed using management's best estimate of the future discounted cash flows from OIA. The estimate is based upon the recent downturn in the stock market which may affect the Company's sales of internet investment seminars, thereby impacting the value of OIA.

         General and administrative expenses increased by $13,556,325 from 1999 to 2000. General and administrative expenses were 35% of sales in 2000 compared to 23% in 1999. Included in general and administrative expenses is payroll expense of $3,895,537, an increase of $3,095,050 over 1999. This increase was due to the expansion of the home study and preview payrolls as well as increased compensation to the office staff. Also included in general and administrative expenses is the Company's marketing expense. The Company spent $6,933,753 for radio and television advertising in 2000 compared to $2,594,379 in 1999. Travel expense increased from $2,645,677 to $4,873,370. On a pro forma basis general and administrative expenses increased by $13,253,725 for the year ended December 31, 2000 over 1999.

         The Company's income tax for 2000 was $3,101,153 compared to $1,754,690 for 1999. The Company showed a loss from continuing operations before income taxes for 2000 of $67,446,515 compared to income of $4,386,724 in 1999. However, because the amortization and impairment of goodwill is not deductible for taxes, the Company still incurred income taxes.

         The Company recorded a loss from discontinued operations of $2,921,969 in 2000 compared to income of $648,457 in 1999 and $846,365 in 1998. These discontinued operations were in the Philippines and Hong Kong.

         The Company realized a loss on the disposal of Momentum Asia, Momentum Internet, Inc., APT and AIS of $3,756,700 in 2000 because of the write off of the goodwill it had recorded on the purchase. The Company was able to recover and retire 725,000 shares of its common stock from the sale of Momentum Internet, and recovered and canceled another 330,000 shares from the sale of Momentum Asia in 2001. These share retirements along with the cancellation of the repurchased shares discussed in the liquidity section, should have a positive effect on earnings per share in 2001.

         YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998. During 1998, the Company was winding down its activities with the beverage centers. By January 1999 those operations had entirely ceased. The operations of Momentum Asia and Momentum Internet are not included because they were discontinued in 2000.

         The Company's acquisition of OIA on March 31, 1999 has had a considerable impact on the operating income of the Company since that date.

         Sales for the year ended December 31, 1999 were $23,619,590 compared to $0 for 1998. Cost of goods sold for the year ended December 31, 1999 was $13,026,015 or 55% of sales, resulting in gross profit of $10,593,575, or 45% of sales.

         Operating expenses primarily include depreciation and amortization expense and general and administrative expenses. Depreciation and amortization expense for the year ended December 31, 1999 includes depreciation and amortization of goodwill of $540,825 and deferred compensation amortization of $10,000. The Company recorded goodwill for the acquisition of OIA. General and administrative expenses were $5,493,459 or 23% of sales for the twelve months ended December 31, 1999 and $77,045 for 1998 resulting in an increase of $5,416,414 or 7030%. The increase is due to the operating expenses of OIA from April 1 to December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         QUARTER ENDED MARCH 31, 2001. The Company's current assets at December 31, 2000 were $5,072,363 compared to $5,409,425 at March 31, 2001. The Company's current liabilities were $5,000,257 and $5,993,279 for the same periods respectively. This represents a decrease in the Company's working capital from $72,106 to $(583,854). This decrease occurred even though the Company generated $807,669 in cash from operating activities. The decrease in working capital was largely the result of the Company's investment of $497,500 in equity investments through MVA and MKZ and payment of $453,871 of deferred acquisition costs. Another material cause of the decrease was the accrual by the Company of sales tax and GST on its foreign and domestic sales. The Company is preparing to negotiate with the various states of the United States to determine what, if any, sales tax it owes on its video and seminar sales. In the interim the Company has accrued management's estimate of the sales tax liability.

         The Company also holds 5,400,000 shares of Asia4Sale restricted stock. The Company no longer intends to register or issue the 1,600,000 shares of this stock to its stockholders in a dividend. The Company intends to free the shares up for sale in accordance with Rule 144. However, because the shares of Asia4Sale are thinly traded and the shares remain restricted due to Rule 144, no value has been recorded in the March 31, 2001 financial statements for these shares.

         During the quarter ended March 31, 2001, the Company paid $251,587 in income taxes. Trade receivables increased by $253,304, accounts payable and accrued expenses increased by $526,633 and cash decreased by $117,747 as a result of these uses of the Company resources.

         At March 31, 2001, the Company has no long-term debt. The Company has sufficient cash flow from its continuing operations to meet its current obligations. The Company anticipates continued positive cash flow during the next twelve months. Management intends to invest its cash flow in marketing and to seek mergers with or acquisition of companies that will contribute in a positive way to its operating strategy. The Company has budgeted $1,000,000 for such acquisition efforts in 2001. Of the amount budgeted, $453,871 has been spent through March 31, 2001 in connection with the planned merger with Telescan.

         In the second half of 2000 and the first quarter of 2001, the stock market has had a significant downturn in the United States. The Company is uncertain if this downturn will have a lasting effect on the demand for its services and products. To date, sales have continued to grow when compared on a quarterly basis to the prior year. Also, several new seminar companies have entered the marketplace. Some of these companies have hired former employees of the Company. The Company is uncertain as to the extent of competition it will have with these companies.

         YEAR ENDED DECEMBER 31, 2000. The Company's current assets at December 31, 2000, were $5,072,363 compared to $10,093,565 at December 31, 1999. The
Company's current liabilities were $5,000,257 and $3,720,657 for the same periods, respectively. This represents a decrease in the Company's working capital from $6,372,908 to $72,106. This decrease occurred even though the Company generated $7,199,151 from its continuing operations. The decrease was largely the result of the Company's investment of $7,500,000 in MVA and MKZ. Another material cause of the decrease was the decision of the Company to amend the earn-out agreement with the OIA stockholders by paying them $6,000,000 in lieu of issuing an additional 12,000,000 shares of its common stock. The Company also used $765,508 of its cash to repurchase 297,500 shares of its common stock through the market.

         The Company spent $300,000 to acquire its now discontinued subsidiaries APT and AIS in 2000. The Company received $100,000 from the exercise of options by its president. The Company also was relieved of $690,000 of debt by its conversion to 103,500 shares of common stock.

         During 2000, the Company paid $4,992,587 in income taxes, of which $1,947,264 was used to pay prior-year liabilities, and $3,045,323 was paid against current tax liabilities. The Company has also accrued $3,004,914 in 2000 for potential sales tax liabilities relating to its seminar and video sales in the various states of the United States. Accounts payable increased by $983,480, and cash decreased by $5,431,413 as a result of these uses of the Company resources.

         YEAR ENDED DECEMBER 31, 1999. On March 25, 1999, the Company acquired Asia4Sale by issuing restricted common stock of the Company for virtually all of the stock of Asia4Sale and $15,000 cash. On December 31, 1999, the Company sold Asia4Sale for $5,000,000 cash and 300,000 shares of Internet Ventures, Ltd. On March 31, 1999, the Company also acquired OIA for restricted common stock of the Company and $400,000 cash. These acquisitions were accounted for as purchases. The acquisition of OIA has made a substantial, positive contribution to the financial condition of the Company through year-end. The balance of current assets at December 31, 1999 was $10,093,565 compared to a balance of $2,261,618 at December 31,1998. The current liabilities balances were $3,720,657 and $600,013 for the same periods, respectively.

         The increase of current assets at December 31, 1999 over December 31, 1998 is due primarily to the increase of cash from $517,781 to $9,283,310, an increase of $8,765,529 or 1,692%. This increase is due primarily to the $5,000,000 in cash generated from the sale of Asia4Sale, the positive cash flow generated from the operations of OIA of approximately $5,000,000 at year end, and the cash generated from the sale of equity securities.

         Current assets at December 31, 1999 also increased due to the increase of prepaid expenses from $0 to $65,962, an increase of $65,962. The increase in prepaid expenses is primarily due to the advance payments by OIA for costs such as newspaper, radio and television advertising for future seminars. Additionally, accounts receivable increased from $0 at December 31, 1998, to $744,293 at December 31, 1999. The balance of accounts receivable at December 31, 1999 includes primarily OIA's fees for completed seminars that are in the process of being charged and collected by the Company's credit card processor.

         The balance of current liabilities at December 31, 1999, is $3,720,657 and at December 31, 1998, was $586,000. The increase of $3,634,657, or 605%, was due primarily to the income taxes payable at December 31, 1999 of $2,083,763 relating to the U.S. earnings of OIA. There were no income taxes payable at December 31, 1998. Current liabilities at December 31, 1999, also increased for a related party payable of $690,000, convertible to common stock at the trading value of the shares on the date of conversion. Accounts payable and accrued expenses increased $786,064 from $86,000 at December 31, 1998, to $872,064 at December 31, 1999.

         Other assets increased $9,080,776 from $0 at December 31, 1998 to $9,080,776 at December 31, 1999. The increase is due primarily to the addition of $2,538,567 of goodwill, (net) resulting from the acquisition of OIA. Goodwill is the book value given to the difference between the purchase price and the estimated fair market value of the net assets of OIA, and is amortized over the estimated life of 10 years. Additionally other assets increased $6,148,270 for the net assets of now discontinued operations, including Momentum Asia, Momentum Internet and Asia4Sale.

RECENT ACCOUNTING PRONOUNCEMENTS

         In October 2000, the Company adopted Financial Accounting Standards Board SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring every derivative instrument, including certain derivative instruments embedded in other contracts to be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires changes in the derivative's fair value to be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 as of January 2001, did not have a material impact on the consolidated financial statements.

         In December 1999, the SEC released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in the financial statements filed with the SEC. Subsequently, the SEC released SAB 101B, which delayed the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999, and March 15, 2000. The Company was required to be in conformity with the provisions of SAB 101, as amended by SAB 101B, no later than October 1, 2000. The Company believes the adoption of SAB 101, as amended by SAB 101B, has not had a material effect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

         In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB Opinion No. 25" ("FIN44"). The Interpretation is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25, "Accounting for Stock Issued to Employees." The effective date of the Interpretation was July 1, 2000. The provisions of the Interpretation apply prospectively, but they will also cover certain events occurring after December 14, 1998, and after January 12, 2000. The adoption of FIN 44 did not have a material adverse affect on the current and historical consolidated financial statements.

CHANGES IN, AND DISAGREEMENTS WITH, ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         PREVIOUS INDEPENDENT ACCOUNTANTS

         On October 3, 2000, the Company dismissed HJ & Associates, LLC, as its independent public accountants.

         Neither of the reports of HJ & Associates, LLC, on the financial statements for the past two years contained an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles.

         The dismissal of HJ & Associates, LLC, was recommended and approved by the Audit Committee of the board of directors of the Company.

         During the fiscal year ended December 31, 1999 and through September 30, 2000, there were no disagreements with HJ & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of HJ & Associates, would have caused HJ & Associates to make reference to the subject matter of the disagreement(s) in their reports on the consolidated financial statements for such years.

         During 1998 and 1999 and through the period from December 31, 1999, to September 30, 2000, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

         The Company provided HJ & Associates with a copy of the disclosure it made in response to Item 304 (a) of Regulation S-K, in its Current Report on Form 8-K filed October 10, 2000. The Company requested HJ & Associates, LLC, to furnish, and HJ & Associates, LLC, furnished to the Company, a letter addressed to the SEC stating that it agreed with the statements made by the Company.

         NEWLY ENGAGED INDEPENDENT ACCOUNTANTS

         On October 3, 2000, the Company engaged BDO Siedman, LLP, as its new independent accountant. Through September 30, 2000, neither the Company nor anyone on its behalf consulted BDO Siedman, LLP, regarding (i) the application of accounting principles to any transaction, either completed or proposed, or
(ii) the type of audit opinion that might be rendered by BDO Siedman, LLP, on the Company's financial statements.

MARKET RISK DISCLOSURE

         The Company is exposed to market risk, which is the potential loss arising from adverse changes in market prices and rates. The Company's exposure to interest rates changes is not considered to be material to the Company. The Company does not enter, or intend to enter, into derivative financial instruments for trading or speculative purposes.

         The Company is exposed to the impact of changes in the market values of its investments. The Company invests in equity instruments of privately held, information technology companies for business and strategic purposes. These investments are included in long-term assets and are accounted for under the cost method when ownership is less than 20%. For these non-quoted investments, the Company's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. The

Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded. Such investments, which are in the Internet industry, are subject to significant fluctuations in fair market value due to the volatility of the stock market, and are recorded as long-term investments.

         A downturn in the equity markets could cause a reduction in revenue since the number of subscribers and workshop attendees tends to increase in an upward market. This downturn could have an adverse effect on the Company's financial position and results of operations; however, the Company believes that the effect of such adverse conditions would be minimized by its alliances with third parties, which in some cases provide for guaranteed minimum payments.

                             THE COMPANY MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following persons are officers and directors of the Company:

        Name                              Age      Position
        -----------------------------  --------    -----------------------------------------------------------
        D. Scott Elder                     43      Chairman of the Board and Chief Executive Officer
        Allen D. Hardman                   60      President, Chief Operating Officer, Secretary and Director
        Ross W. Jardine                    40      Vice President, Chief Financial Officer and Director
        Hans von Meiss                     54      Director
        Christopher D. Outram              51      Director

         There are no arrangements or understandings between any of the directors or executive officers, or any other person or persons pursuant to which they were selected as directors and/or officers.

         D. SCOTT ELDER. Mr. Elder was elected a director of the Company in May 1999, and as the Chairman of the Board in June 1999. On September 27, 2000, Mr. Elder was appointed Chief Executive Officer of the Company. From 1994 to 1997, Mr. Elder owned and operated two consulting businesses, D. Scott Elder & Associates and the Business Alliance Company, which developed marketing and training programs. In 1998 Mr. Elder continued to operate the consulting business of D. Scott Elder & Associates and founded OIA with Ross W. Jardine. Mr. Elder served as the President of OIA until his appointment as the CEO and Chairman of the Board of the Company in June 1999. Before devoting himself full time to OIA, Mr. Elder was the owner of the Business Alliance Company, which developed joint venture marketing and training programs. Some of the companies Mr. Elder has developed joint venture projects with include General Mills, Procter & Gamble, Rubbermaid, and Zane Publishing, a company that markets educational programs through Amway. Mr. Elder has a degree in Communications from Brigham Young University and an M.B.A. from the University of Phoenix.

         ALLEN D. HARDMAN. Mr. Hardman was appointed a Director and the Vice President of the Company on October 5, 1999. On September 27, 2000, Mr. Hardman was appointed President and Chief Operating Officer of the Company. Mr. Hardman earned an Industrial Engineering Technical Diploma from the University of Utah in 1966 and a Bachelors Degree in Business Administration from California State University in 1975. Mr. Hardman served as the Managing Director of Business Development for Roeslein & Associates from June 1993 through June 1997. Mr. Hardman was the Vice President of Operations of Best Way USA from July 1997 until the Company's spin-off of Best Way USA in October 1998. Mr. Hardman has 35 years of varied business experience, some with small companies and some with mid-to-large corporations. His work experience includes president for a company furnishing pre-assembled manufacturing systems on a global basis, director of business development for industrial manufacturing systems, national sales manager for systems products, manufacturing engineering, product and systems engineering, consulting engineering, operations management, project management for multi-million dollar projects installed worldwide, manufacturing quality control and customer service management.

         During the last several years, and particularly the last two years, Mr. Hardman has restructured several small businesses to either establish their viability as an enterprise and/or increase their operating proficiency and potential for profitability. He has also been intimately involved in identifying and establishing some strategic partner alliances and/or joint ventures. This allowed the companies involved to improve their respective competitive position(s) in the marketplace through improved product or intellectual property designs, which resulted from the synergy realized by combining their individual product offerings.

         ROSS W. JARDINE. Mr. Jardine was appointed a director of the Company on April 7, 1999, and Vice President and Chief Financial Officer on September 27, 2000. Mr. Jardine is also the President of OIA. Mr. Jardine graduated cum laude from Brigham Young University in 1987 with a degree in communications. In 1990 Mr. Jardine founded Jacobson & Jardine, Inc., a Sports Marketing and Promotion company. Mr. Jardine served as President until August 1994 during which time Mr. Jardine was responsible for operations and he developed and marketed licensed products for major sporting events. These clients included National Football League, Indy 500, Kentucky Derby, America's Cup 1992, Nabisco, Albertsons, Coca-Cola, Fisher Price, American Home Products, RJ Reynolds and many others. In 1994 he became interested in the Internet and moved his business online. This experience led him to start a consulting business focused on teaching other business owners how to get their own businesses online. Mr. Jardine founded Electronic Marketing Services (later renamed iMALL, Inc.) in 1994 and served as President until January 1996. From January 1996, through August 1997, Mr. Jardine served as speaker/consultant for iMALL. iMALL went public in 1996 and was recently sold to Excite@home for $425 million.

         In 1997, Mr. Jardine left iMALL to focus on creating a program to train investors in using the Internet to invest. Together with D. Scott Elder, Mr. Jardine founded OIA.

         HANS VON MEISS. Mr. von Meiss was appointed a director of the Company on January 17, 2000. Mr. von Meiss received a Bachelors Degree in Economics in 1973 from the University of St. Gallen, Switzerland. After receiving an MBA in 1977 from INSEAD, Fontainebleau, France, he spent seven years in investment banking with Bankers Trust International Ltd. and Chase Manhattan Ltd. in London. Then, from 1984 to 1988, Mr. von Meiss served as the CEO of Dr. Ing. Koenig AG, a leading Swiss service center for flat steel and industrial fasteners. He spent the following 3 years from 1988 to 1991 in financial consulting. Then, in 1991, Mr. von Meiss became the CEO of a publicly-quoted Dutch company after its privatization from the Dutch government, and served in that position until 1994. In 1994, he became the CEO of Swiss Textile Group via an acquisition and completed a turnaround and eventual sale of the business in 1997. Since 1997, Mr. von Meiss has been involved in financial management and consulting, and pursued investments in Internet-related businesses. He also serves on the board of an industrial concern, an M&A consulting company, and his own company, G. von Meiss AG.

         CHRISTOPHER D. OUTRAM. Mr. Outram was appointed a director of the Company on April 21, 2000. Mr. Outram received double first class honors in mechanical engineering and industrial economics in 1972 from the University of Birmingham in the UK. He also received the Engineering and the Economics prizes for his course. Following University, Mr. Outram pursued a career in Marketing and Accountancy with Mobile Oil Company, Air Products Limited and CCL Systems. He then attended INSEAD Business School in France, where he graduated with an MBA with distinction. Following 2 years at the world-renowned strategy consultancy, The Boston Consulting Group, Mr. Outram became Strategic Planning Director of one of its clients, The Van Gelder Paper Company in the Netherlands. Two years later Mr. Outram joined Booz Allen & Hamilton in London, where he was elected Partner in 1986. 1987 saw the creation of OC&C Strategy Consultants (OC&C) of which Mr. Outram was the founding Director. OC&C now operates directly and through alliances on a global basis and can deploy in excess of 200 consultants. OC&C and its sister firms advise clients on strategy, strategic business development and M&A activity. The consultancy advises large corporations, as well as smaller start-ups, regarding their Internet strategies. The combined understanding of the operating dynamics of both large and small players in the Internet arena has allowed OC&C to develop very creative and ambitious strategies for its clients. Mr. Outram has also been instrumental in the creation of e-commerce venturing businesses, both in Silicon Valley in the U.S., as well as in Europe.

         OTHER DIRECTORSHIPS. No director of the Company or person nominated or chosen to become a director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

         FAMILY RELATIONSHIPS. There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

         INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     o was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     o was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     o was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     o was found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

         SECTION 16 (a) BENEFICIAL OWNERSHIP COMPLIANCE. Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than ten percent of the Company common stock, to file initial reports of beneficial ownership on Form 3, changes in beneficial ownership on Form 4 and an annual statement of beneficial ownership on Form 5, with the SEC. Such executive officers, directors and greater than ten percent stockholders are required by SEC rules to furnish the Company with copies of all such forms that they have filed.

         Based solely on its review of the copies of such forms received by the Company and representations from certain reporting persons, the Company believes that during the period from November 16, 1999 (the date which the Company first became subject to Section 16(a)) until December 31, 2000, all Section 16(a) filing requirements applicable to its executive officers, directors and ten-percent stockholders were complied with.

EXECUTIVE COMPENSATION

         The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                                                                          LONG TERM COMPENSATION
                                                                                              AWARDS PAYOUTS
                                                                                  ---------------------------------------
                                                           OTHER                   SECURITIES
                                                           ANNUAL     RESTRICTED   UNDERLYING    LTIP        ALL OTHER
NAME AND PRINCIPAL        YEAR     SALARY      BONUS    COMPENSATION    STOCK     OPTIONS/SAR'S   PAYOUTS   COMPENSATION
POSITION                 ENDED      ($)         ($)         ($)         AWARDS         (#)          ($)         ($)
------------------------ ------- ----------- ---------- ------------- ----------  -------------- ---------- -------------
D. Scott Elder(2)         2000    $117,500    $204,000    $2,433,065    17,500       25,000            --           --
Chief Executive Officer   1999    $102,360    $40,930            --         --           --            --     $378,000
Chairman of the Board     1998    $ 31,500         --     $ 174,127         --           --            --           --

Allen D. Hardman(1)       2000    $184,692         --     $   6,600     22,365       75,000            --           --
President and COO         1999    $132,000         --            --         --           --            --           --
                          1998    $132,000         --            --         --           --            --           --

Ross D. Jardine(3)        2000    $115,500    $204,000    $2,435,215    17,500       25,000            --           --
Vice President and        1999    $ 46,860    $123,430           --         --           --            --     $378,000
Chief Financial Officer   1998          --         --     $ 208,520         --           --            --           --

Hans von Meiss(4)         2000          --         --            --     11,445        5,000            --     $187,500
Director                  1999          --         --            --         --           --            --           --
                          1998          --         --            --         --           --            --           --

Christopher D. Outram     2000          --         --            --     10,350        5,000            --           --
Director                  1999          --         --            --         --           --            --           --
                          1998          --         --            --         --           --            --           --

Anthony L. Tobin(5)       2000          --         --            --         --           --            --           --
Vice President            1999    $120,000         --            --         --           --            --           --
and COO of Asia           1998    $121,800         --     $  31,200         --           --            --           --

                                                                                          LONG TERM COMPENSATION
                                                                                              AWARDS PAYOUTS
                                                                                  ---------------------------------------
                                                           OTHER                   SECURITIES
                                                           ANNUAL     RESTRICTED   UNDERLYING    LTIP        ALL OTHER
NAME AND PRINCIPAL        YEAR     SALARY      BONUS    COMPENSATION    STOCK     OPTIONS/SAR'S   PAYOUTS   COMPENSATION
POSITION                 ENDED      ($)         ($)         ($)         AWARDS         (#)          ($)         ($)
------------------------ ------- ----------- ---------- ------------- ----------  -------------- ---------- -------------
Operations

Dennis E. McGrory(6)      2000    $ 11,393          --           --         --         --            --           --
Secretary                 1999          --          --           --         --         --            --           --
                          1998          --          --           --         --         --            --           --

--------------
    (1) In 2000, Mr. Elder received a base salary of $117,500, a bonus of $204,400 and additional compensation of $2,433,065 comprised of $2,100,000 received from the purchase of 4,200,000 shares which Mr. Elder would have received from the earn-out provided in the OIA acquisition agreement, and $333,065 of overrides based on workshop attendance. In 1999, Mr. Elder received a base salary of $102,360, a bonus of $40,930 and $378,000 in payment of deferred compensation from OIA, for total 1999 compensation of $521,290. In 1998, Mr. Elder received a base salary of $31,500, consulting fees of $24,127, and $150,000 in payment of deferred compensation, for total 1998 compensation of $205,627.

    (2) Mr. Hardman, the President and COO of the Company, is currently subject to an Employment Agreement with the Company. See "--Employment Contracts" below.

    (3) In 2000, Mr. Jardine received a base salary of $115,500, a bonus of $204,400 and additional compensation of $2,435,215 comprised of $2,100,000 received from the purchase of 4,200,000 shares which Mr. Jardine would have received from the earn-out provided in the OIA acquisition agreement, and $335,215 of overrides based on workshop attendance. In 1999, Mr. Jardine received a base salary of $46,860, a bonus of $123,430 and $378,000 in payment of deferred compensation from OIA, for total 1999 compensation of $548,290. In 1998, Mr. Jardine received consulting fees of $58,520 and $150,000 in payment of deferred compensation from OIA, for total 1998 compensation of $208,520.

    (4) In April 2000, the Company authorized and issued 50,000 shares of the Company common stock to each of Hans von Meiss and Credico Inc. in consideration for their services in introducing The McKenna Group to the Company and negotiating the creation of the joint venture funds MKZ and MVA. The total book value attributed to the aggregate 100,000 shares was $375,000.

    (5) Mr. Tobin, who resigned as an officer and director of the Company effective as of April 21, 2000, is the owner of Crossbow Consultants Limited which previously received $10,000 per month from the Company's prior subsidiary, Momentum Internet Inc., for the services provided by Crossbow Consultants. In 1999, Crossbow received a total of $120,000 from the Company's subsidiary, Momentum Internet, for the services provided by Crossbow Consultants. On September 13, 2000, the Company completed the sale of Momentum Internet, to Vulcan Consultants Limited, thereby divesting any interest in Momentum Internet, and subsidiaries and Web site of Momentum Internet, which the Company had. In 1998, in addition to the $10,000 per month Crossbow received, Mr. Tobin through his employment agreement with Momentum Associates Limited, a subsidiary of Momentum Internet, also received a monthly housing allowance of approximately $2,600 and a management fee of approximately $150 per month, for total 1998 compensation of $153,000.

    (6)  Dennis McGrory resigned as the Secretary of the Company on July 12,
         2000.

         EMPLOYMENT CONTRACTS. Allen D. Hardman, the President and COO and a director of the Company has an Employment Agreement with the Company which commenced on July 1, 1997, for a term of 5 years. Pursuant to the terms of the agreement, the Company's board of directors may, in its sole discretion, grant raises, bonuses in an amount not less that the cost of living increase for the greater San Diego area. Additionally, Mr. Hardman's Employment Agreement contains a stock option which grants Mr. Hardman the option to purchase 100,000 shares of the common stock of the Company, at $2.00 per share, subject to adjustment for splits, in equal installments of 25,000 shares each beginning after one year of employment for consecutive years. To date Mr. Hardman has exercised the first three vested portions of the stock option. On August 2, 2000, the Company entered into an Amended and Restated Employment Agreement and Stock Option with Mr. Hardman. In conjunction with the appointment of Allen D. Hardman as the President and CEO of the Company, Mr. Hardman received an increase in his annual salary to $200,000. Additionally, Mr. Hardman was granted an option to purchase an additional 50,000 shares of common stock of the Company pursuant to the terms of the Company's 1999 Stock Option Plan, with the exercise price of said options being the closing price as of the date of execution of the Amended and Restated Employment Agreement. The option shall vest and be exercisable immediately with regard to 50% of said option shares, and exercisable with regard to the remaining 50% of said shares as of May 1, 2002. The options shall be exercisable for a period of seven years from the date of the grant.

         STOCK OPTIONS. As stated above Mr. Hardman has a stock option which gives Mr. Hardman the option to acquire 100,000 (post split adjusted) shares of the Common Stock of the Company, at $2.00 per share (subject to adjustment for splits), in equal installments of 25,000 (post split adjusted) shares each beginning after one year of employment for four consecutive years. Also, pursuant to the Amended and Restated Agreement of August 2, 2000, mentioned above, Mr. Hardman has an option to purchase an additional 50,000 shares of common stock of the Company pursuant to the terms of the Company's 1999 Stock Option Plan, with the exercise price of said options being the closing price as of the date of execution of the Amended and Restated Employment Agreement. The option shall vest and be exercisable immediately with regard to 50% of said option shares, and exercisable with regard to the remaining 50% of said shares as of May 1, 2002. The options shall be exercisable for a period of seven years from the date of the grant.

         On December 15, 1999, the board of directors adopted the Ziasun Technologies, Inc. 1999 Stock Option Plan. The Ziasun 1999 Stock Option Plan allows the Company to attract and retain employees and directors of the Company and its subsidiaries and to provide such persons with incentives and awards for superior performance. The Ziasun 1999 Stock Option Plan is administered by a committee appointed by the board of directors of the Company, which has broad flexibility in designing stock-based incentives. The board of directors determines the number of shares granted and the option exercise price, but such exercise price of Incentive Stock Options (ISOs) may not be less than one hundred percent of the fair market value of common stock on the grant date.

         OPTION GRANTS TABLE. The following tables reflect certain information, with respect to stock options granted under the Company's stock option plans to certain executive officers and directors during 2000.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                    Number of
                                                    Securities        % of Total
                                                    Underlying     Options granted     Exercise or
                                                      Options      to Employees in     Base Price
NAME                                                Granted (#)    Fiscal Year (%)      ($/Sh)(1)     Expiration Date
----                                              --------------  ------------------  ------------- -------------------
D. Scott Elder                                         25,000           7.30%             $6.380        04/30/2007
Allen D. Hardman(1)                                    25,000           7.30%             $6.380        04/30/2007
Allen D. Hardman(1)                                    50,000          14.60%             $3.625        06/30/2007
Ross W. Jardine                                        25,000           7.30%             $6.380        04/30/2007
Hans von Meiss                                          5,000           1.46%             $2.125        11/19/2007
Christopher Outram                                      5,000           1.46%             $2.125        11/19/2007
Anthony D. Tobin(2)                                        --           0.00%                 --                 --
Dennis McGrory(3)                                          --           0.00%                 --                 --

---------------
    (1) Does not include an option granted on May 30, 1997, to purchase 100,000 shares of common stock at exercise price of $2.00 of which 75,000 have been exercised. Said options expire on June 30, 2004.

    (2) Anthony D. Tobin resigned as an officer and director of the Company effective as of April 21, 2000.

    (3)  Dennis McGrory resigned as the Secretary of the Company on July 12,
         2000.

         OPTION EXERCISE AND YEAR END-VALUE TABLE. The following tables reflect certain information, with respect to the exercise of stock options by certain executive officers during fiscal 2000.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR

                                                                        Number of Securities     Value Of Unexercised
                                                                       Underlying Unexercised        In-The-Money
                                                                       Options At Fiscal Year         Options At
                                                                               End(#)             Fiscal Year End($)
                                                                      ------------------------  -----------------------
                               Shares Acquired     Value Realized           Exercisable/             Exercisable/
NAME                            On Exercise(#)           ($)               Unexercisable            Unexercisable
----                          ------------------  ------------------  ------------------------  -----------------------
D. Scott Elder                       --                  --                12,500/12,500                --/--
Allen D. Hardman                    50,000            $100,000             37,500/62,500                --/--
Ross W. Jardine                      --                  --                12,500/12,500                --/--
Hans von Meiss                       --                  --                 1,250/3,750                 --/--
Christopher Outram                   --                  --                 1,250/3,750                 --/--
Anthony D. Tobin(1)                  --                  --                    --/--                    --/--
Dennis McGrory(2)                    --                  --                    --/--                    --/--

------------------

    (1) Anthony D. Tobin resigned as an officer and director of the Company effective as of April 21, 2000.

    (2)  Dennis McGrory resigned as the Secretary of the Company on July 12,
         2000.


GENERAL INFORMATION CONCERNING THE BOARD OF DIRECTORS AND ITS COMMITTEES

         The board of directors of the Company met on eight occasions during 2000 and took action by unanimous written consent of the directors on 19 occasions. The board of directors annually elects from its members an audit committee, stock option plan committee and compensation committee. Directors D. Scott Elder and Allen D. Hardman attended 100% of the meetings of the board of directors held during the period for which they were directors. Directors Hans von Meiss and Christopher D. Outram, attended 87.5% of the meetings of the board of directors held during the period for which they were directors, and the meetings of the committee or committees on which they served during such period. Director Ross W. Jardine attended 62.5% of the aggregate of the meetings of the board of directors held during the period for which he was a director and the meetings of the committee or committees on which he served during such period.

AUDIT COMMITTEE

         The audit committee reviews the scope of the Company's audit, the engagement of its independent auditors and their audit reports. The audit committee meets with the financial staff to review accounting procedures and reports. The audit committee is currently composed of three directors: Ross W. Jardine, Hans von Meiss, and Christopher D. Outram. The audit committee did not formally meet during 2000, separate from the regular meetings of the board of directors or telephonic board meetings at which audit committee matters were discussed with all or a majority of the directors present.

STOCK OPTION PLAN COMMITTEE

         The stock option plan committee has the authority to grant stock options under the Ziasun 1999 Stock Option Plan (the "Ziasun Plan") by execution of instruments in writing in a form approved by the stock option committee. Pursuant to the express terms and conditions of the Ziasun Plan, the stock option plan committee has full power to construe the Ziasun Plan and the terms of any option granted under the Ziasun Plan, to prescribe, amend and rescind rules and regulations relating to the Ziasun Plan or options and to make all other determinations necessary or advisable for the Ziasun Plan's administration. The stock option plan committee is currently composed of two directors: Ross W. Jardine, and Allen D. Hardman.

COMPENSATION COMMITTEE

         The compensation committee evaluates the Company's compensation policies. The current members of the compensation committee are three directors:
Ross W. Jardine, Hans von Meiss, and Christopher D. Outram. The compensation committee did not formally meet during 2000, separate from the regular meetings of the board of directors or telephonic board meetings at which compensation committee matters were discussed with all or a majority of the directors present.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

         Compensation decisions during the fiscal year ended December 31, 2000 pertaining to the compensation of the Company President and Chief Operating Officer Allen D. Hardman were made at a regular meeting of the board of directors in April 2000. The full board was present along with all three members of the Company's compensation committee, Ross W. Jardine, currently Chief Financial Officer, Hans von Meiss, and Christopher D. Outram. The compensation of D. Scott Elder and Ross W. Jardine for the fiscal year 2000 was paid by and through the Company's wholly owned subsidiary OIA, which compensation was established by the OIA board of directors, consisting of D. Scott Elder, Ross W. Jardine, Scott Harris and David McCoy. The compensation committee of the Company did not participate in the OIA board of directors' deliberations or voting concerning the compensation of Messrs. Elder and Jardine. The Company's board of directors at a regular meeting, however, did grant a $500,000 cash bonus to the former OIA principals, D. Scott Elder, Ross W. Jardine, Scott Harris and David McCoy, to be distributed as determined by Messrs. Elder and Jardine.

THE COMPANY COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         This report on executive compensation is required by the SEC and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under the Securities Act, or under the Exchange Act.

         The compensation committee of the board of directors administers the Company's executive compensation program. The current members of the compensation committee are Ross W. Jardine, Hans von Meiss, and Christopher D. Outram. Except for Mr. Jardine, these persons are each a non-employee director within the meaning of Section 16 of the Securities Act, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

GENERAL COMPENSATION PHILOSOPHY

         The role of the compensation committee and the stock option plan committee is to review, and set the salaries and other compensation of the executive officers and certain other key employees of the Company, and to make grants under, and to administer, the stock option. the Company's compensation philosophy for executive officers is to relate compensation to corporate performance and increases in stockholder value, while providing a total compensation package that is competitive and enables the Company to attract, motivate, reward and retain key executives and employees. Accordingly, each executive officer's compensation package may, in one or more years, be comprised of the following three elements:

           o base salary that is designed primarily to be competitive with base salary levels in similar e-finance and investor education companies that are of comparable size to the Company and with which the Company competes for executive personnel;

           o annual variable performance awards, such as bonuses, payable in cash and tied to the achievement of performance goals, financial or otherwise, established by the compensation committee; and

           o long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

EXECUTIVE COMPENSATION

         BASE SALARY. Salaries for executive officers were generally determined on an individual basis by evaluating each executive's scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at comparable companies.

         ANNUAL INCENTIVE AWARDS. Other than the bonus granted by the full board of directors and the stock options granted by the stock option plan committee, no other annual incentive awards were granted during fiscal year ended December 31, 2000. Going forward, the compensation committee will consider several factors including:

      o  the position held by the executive to whom the bonus was paid;

      o total compensation paid by comparable companies to similarly situated executives;

      o  the performance of the executive;

      o the development of the Company's operations as measured by its growth in revenues, the decline of the ratio of expenses to revenues and the level of its loss per share; and

      o the perceived increase in the value of the Company's business in light of factors, including market capitalization, and commercial transactions, and relative market position against competitors.

         From time to time the compensation committee considers various discretionary incentive compensation alternatives for the Company's executives.

         LONG-TERM INCENTIVE AWARDS. The stock option plan committee believes that equity-based compensation in the form of stock options links the interests of executive officers with the long-term interests of the Company's stockholders and encourages executive officers to remain in the Company's employ. Stock options generally have value for executive officers only if the price of the Company's shares of common stock increases above the fair market value of a share of common stock on the grant date and the officer remains in the Company's employ for the period required for the shares granted to such person to vest.

         In 2000, the Company granted stock options in accordance with the 1999 Stock Option Plan. During April 2000 and March 2001, stock options were granted to certain executive officers as incentives to aid in the retention of executive officers and to align their interests with those of the stockholders. Stock options typically have been granted to executive officers when the executive first joins the Company. At the discretion of the stock option plan committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with the Company and to strive to increase the value of the Company's common stock. The number of shares subject to each stock option granted is within the discretion of the stock option plan committee and is based on anticipated future contribution and ability to impact the Company's results, past performance or consistency within the officer's peer group. In April 2000, the Company granted 272,400 stock options, 50% of which generally become exercisable on May 1, 2001 and 50% of which became exercisable on May 1, 2002, each at a price that was equal to the fair market value of the Company's common stock on the date of grant. In March 2001, the Company granted 1,366,500 stock options which generally become exercisable over a four year period commencing on March 29, 2002, and were granted at a price that was equal to the fair market value of the Company's common stock on the date of grant.

CHIEF EXECUTIVE OFFICER COMPENSATION

         As stated above, Mr. Elder's base salary, target bonus, bonus paid and long-term incentive awards for the fiscal year ended December 31, 2000, were determined by the board of directors of OIA. The compensation committee of the Company did not participate in the OIA board of directors' deliberations or voting concerning Mr. Elder's compensation.

INTERNAL REVENUE CODE SECTION 162(m) LIMITATION

         The compensation committee has considered the potential impact of
Section 162(m) of the Internal Revenue Code on the compensation paid to the Company's executive officers. Section 162(m) disallows a tax deduction for the compensation paid to certain executives of publicly-held corporations in excess of $1,000,000 in any taxable year. The $1,000,000 limitation applies per executive per year and only to the compensation paid to the chief executive officer and the four highest compensated executive officers, and provided such compensation is not performance-based. In general, it is the compensation committee's policy to qualify its executives' compensation for deductibility under applicable tax laws, although from time to time the compensation committee will consider and award compensation not so qualified under appropriate circumstances.

                                             The Compensation Committee

                                             Ross W. Jardine
                                             Hans von Meiss
                                             Christopher D. Outram

THE COMPANY AUDIT COMMITTEE REPORT

         The following audit committee report is provided in accordance with the rules and regulations of the SEC. Pursuant to such rules and regulations, this report shall not be deemed "soliciting materials," filed with the SEC, subject to Regulation 14A or 14C of the SEC or subject to the liabilities of Section 18 of the Exchange Act, nor shall the audit committee report be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference.

         The audit committee oversees the Company's financial reporting process on behalf of its board of directors. Management has the primary responsibility for the financial statements, the reporting process and the systems of internal controls. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the annual report with management. As part of its review, the committee discussed the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

         The committee as a whole and each individual member of the audit committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the committee under generally accepted accounting principles.

         The committee discussed with the independent auditors the overall scope and plans for their audits. The committee meets with the independent auditors to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of its financial reporting.

         In reliance on the reviews and discussions referred to above, the committee recommended to the board of directors (and the board of directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the SEC.

         Management has advised us that for the year ended December 31, 2000, the Company paid fees to BDO Seidman, LLP for services in the following categories:

               Audit fees                               $ 117,298.00
               Financial information systems design     $       0.00
                   and Implementation fees
               All other Fees                           $  49,470.00

                                                         The Audit Committee
                                                         Ross W. Jardine
                                                         Hans von Meiss
                                                         Christopher D. Outram

STOCK PERFORMANCE GRAPH

         The following Performance Graph summarizes the cumulative total shareholder return on an investment of $100.00 on May 15, 1997, the date on which quotations for the Company common stock first appeared on the OTC Bulletin Board of the NASD, through December 31, 2000, as compared to the cumulative total return on a similar investment of $100.00 on that date in stocks comprising the Russell 2000 Stock Index and a management constructed peer group consisting solely of Wade Cook Financial Corp. The Company believes that the Russell 2000 Stock Index presents the best comparison for ZiaSun since it measures the performance of small cap companies. Further, Wade Cook Financial Corp., is the only true "peer" of the Company, being the only publicly traded company which markets business and education seminars, and materials, similar to the Company's products or markets its products through a similar marketing channel. Such determination was made based on the Company's business on a go-forward basis, exclusive of its discontinued operations.

         Neither the Company, Wade Cook Financial Corp. nor the Russell 2000 Stock Index paid any cash dividends on their stock during the measurement periods. The performance graph is not necessarily indicative of future performance.

                        15-May-97       31-Dec-97       31-Dec-98       31-Dec-99       31-Dec-00
                      ---------------------------------------------------------------------------
          ZiaSun          $100.00         $ 55.56         $ 98.77         $287.65         $ 22.22
          Wade Cook       $100.00         $104.30         $ 10.94         $  4.69         $  3.13
          Russell 2000    $100.00         $119.43         $115.32         $137.94         $132.14

CERTAIN RELATIONSHIPS AND RELATED TRANSACTION WITH DIRECTORS AND EXECUTIVE OFFICERS

         SHARES ISSUED UNDER OIA ACQUISITION AGREEMENT, AS AMENDED. In accordance with the terms of the original OIA acquisition agreement, the former OIA stockholders, D. Scott Elder, Ross W. Jardine, David McCoy and Scott Harris, were to receive one share of the Company common stock for each $0.50 of earnings before interest, income taxes, depreciation and amortization (EBITDA) for the year from April 1, 1999 through March 31, 2000. OIA's audited EBITDA earnings during this period were $10,910,076. Accordingly, the Company would owe 21,820,152 shares of its common stock at March 31, 2000, to the former OIA stockholders. The value of these shares at March 31 was $248,204,230. This value would have been added to the goodwill on the Company's balance sheet.

         However, pursuant to negotiations between the Company and the former OIA stockholders, and their joint recognition that it would clearly not be in the best interests of the Company to have such a large goodwill burden going forward, the Company and the former OIA stockholders agreed to amend the original terms and conditions of the earn-out. An agreement was reached wherein the former OIA stockholders would exchange 12,000,000 of the earn-out shares, to which they were originally entitled, for $6,000,000 in cash. An agreement was reached on May 9, 2000.

         Therefore, under the terms and conditions of the amended earn-out agreement, the former OIA stockholders received 9,820,152 shares (of which 5,000,000 had been previously issued and were held in escrow), rather than the 21,820,152 shares as set forth in the original agreement. This reduced the goodwill burden to the Company by $138,646,269, from $248,204,230 to $109,557,961, and this is the value that was added to the Company's balance sheet going forward from April 1, 2000.

         Due to the accrual of a liability for sales taxes payable by OIA, the Company and the former OIA stockholders have determined that a further adjustment to the number of shares received by the former OIA stockholders pursuant to the earn-out may be required. The Company and Messrs. Elder, Jardine, McCoy and Harris have agreed that if any sales tax liability is assessed for sales made by OIA during the earn-out-period, (i) the Company will be solely responsible for the payment of the first $554,000 of these taxes and
(ii) Messrs. Elder, Jardine, McCoy and Harris will return to the Company on a pro rata basis one share of the Company common stock for each $0.50 that these taxes exceed $554,000.

         GENERATION MARKETING, LLC. D. Scott Elder, Ross Jardine, David McCoy and Scott Harris, each an officer and/or a director of the Company and/or OIA, each owns a 20% interest in Generation Marketing, LLC, which conducts business with OIA. Generation Marketing is a newly formed media marketing company managed by an ex-employee of the company previously used to handle OIA's marketing requirements. In the second half of 2000, OIA began contracting with Generation Marketing for international marketing services and paid Generation Marketing approximately $40,000. In 2001, OIA transferred all its marketing business to Generation Marketing and through April 30, 2001 has made payments approximating $750,000. The Company believes the rates charged by Generation Marketing to OIA for these services are competitive in the marketplace.

                       BENEFICIAL OWNERSHIP OF SECURITIES

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The following table sets forth security ownership information as of the close of business on March 31, 2001, for any person or group known by the Company to own more than 5% of the Company's voting securities.

            Title of                       Name of                  Amount of          Percent of
              Class                    Beneficial Owner             Ownership             Class
    -----------------------   ----------------------------    --------------------   ----------------
         Common Stock               D. Scott Elder                  3,804,553            11.64%
         Common Stock               Ross W. Jardine                 3,804,553            11.64%
         Common Stock               Momentum Media Ltd.             3,499,980            10.70%

         SECURITY OWNERSHIP OF MANAGEMENT. The following table sets forth security ownership information as of the close of business on March 31, 2001, for individuals or entities in the following categories at the Company's fiscal year end: (i) each director, (ii) each named executive officer listed in the "Summary Compensation Table" set forth herein, and (iii) all directors and executive officers as a group.

                                                     Amount and Nature of Beneficial Ownership
                                            --------------------------------------------------------------
                                                               Presently
Executive Officers, Directors                  Common         Exercisable
And Principal Shareholders                     Stock            Options           Total          Percent
-------------------------------             --------------  ----------------  ---------------  -----------
D. Scott Elder(1)                              3,804,553           12,500         3,817,053       11.67%
Allen D. Hardman(1)                               97,365           37,500           134,865          *
Ross W. Jardine(1)                             3,804,553           12,500         3,817,053       11.67%
Hans von Meiss(2)                                274,445            2,500           276,045          *
Christopher D. Outram(1)                          22,800            2,500            25,300          *
Anthony L. Tobin                                      --               --                --         --
Dennis E. McGrory                                     --               --                --         --
All Directors and Officers                     8,003,716           65,000        8,070,3176       24.68%
as a Group

----------------

     * Represents less than one percent

         (1) Each person has sole investment power and sole voting power over the shares listed unless otherwise indicated.

         (2.) Includes shares, as to which beneficial ownership is disclaimed of 113,000 shares held for the benefit of family members.

         To the best of the Company's knowledge there are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

                               THE PROPOSED MERGER

GENERAL

         The Company has entered into a merger agreement with Telescan, Inc., under the terms of which the Company and Telescan will engage in a business combination that results in each company becoming a wholly-owned subsidiary of a newly formed corporation, INVESTools Inc., a Delaware corporation. The completion of the merger transaction is subject to shareholder approval of both companies, and other conditions, described below. If the merger is completed, the shareholders of the Company will own approximately 75% of the outstanding common stock of INVESTools, and Telescan shareholders will own approximately 25% of the outstanding common stock of INVESTools.

ANNUAL MEETING OF SHAREHOLDERS TO APPROVE MERGER

         GENERAL

         The Company and Telescan have filed a joint proxy statement/prospectus with the SEC, pertaining to the proposed merger. Immediately following the SEC's review of the joint proxy statement/prospectus, INVESTools will file a registration on Form S-4 with the SEC, covering the merger, and the Company and Telescan will each send notice of a meeting of its shareholders, together with a copy of the joint proxy statement/prospectus, for the purpose of calling a meeting of the shareholders to obtain approval of the merger and related matters. The Company anticipates that is will hold an annual meeting of its shareholders in approximately September, 2001.

         At its annual meeting, the Company will ask its stockholders to:

         (1) consider and vote upon a proposal to approve and adopt the merger agreement;

         (2) elect five directors to serve for a term of one year or until their successors have been elected and qualified;

         (3) ratify and approve BDO Siedman, LLP as the Company's independent accountants for the year ended December 31, 2001; and

         (4) transact any other business that properly comes before the Company annual meeting or any adjournment or postponement of the Company annual meeting.

         Each of the Company's shareholders will have the opportunity to either attend the annual meeting and vote his or shares at the meeting, or to vote by proxy. A proxy submitted to the Company may be revoked at any time prior to the annual meeting. The joint proxy statement/prospectus, which will be mailed to all shareholders of record, will include detailed instructions regarding how a shareholder may vote. The holders of the Company's common stock will be entitled to one vote for each share held at the record date for all matters, including the election of directors. The required quorum for the transaction of business at the annual meeting is a majority of the votes eligible to be cast by holders of shares of common stock issued and outstanding on the record date. Shares that are voted "FOR," "AGAINST," "WITHHELD," or "ABSTAIN" will be treated as being present at the annual meeting for the purposes of establishing a quorum and will also be treated as shares entitled to vote at the annual meeting with respect to such matters. Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum.

         The affirmative vote of the holders of a majority of the shares of the Company's common stock outstanding as of the record date is required to approve and adopt the merger agreement. Failures to vote and abstentions and broker non-votes will have the same effect as a vote against the merger proposal.

         Directors are to be elected at the annual meeting by a plurality of the votes cast by holders of common stock present in person or represented by proxy at the annual meeting. The nominees receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any stockholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote. The proxy holders will have the discretionary authority to vote all proxies received by them in such a manner as to ensure the election of as many of the board of directors' nominees as possible.

         The affirmative vote of the holders of a majority of the shares of the Company cast at a meeting at which a quorum is present is required for the appointment of BDO Siedman, LLP as the Company's independent public accountants for the year ended December 31, 2001.

         The Company will bear the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of the Company may also solicit proxies from stockholders by telephone, telecopy, telegram, or in person. Arrangements will also be made with brokerage houses and other custodians, nominees, and fiduciaries to send the proxy materials to beneficial owners, and the Company will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses.

         Holders of approximately 42% of the outstanding shares of the Company's common stock have already agreed to vote in favor of approving the merger. Please see "Ancillary Agreements" below.

         SHARE OWNERSHIP OF MANAGEMENT

         As of the date of this Prospectus, the Company's directors and executive officers and their affiliates owned and are entitled to vote approximately 24.7% of the outstanding shares of the Company's common stock.

         DISSENTERS' RIGHTS

         Under Nevada law, holders of the Company's common stock will be entitled to dissenters' rights as a result of the merger under Sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes. If the merger agreement is approved and adopted by the Company's stockholders and the merger is consummated, any Company stockholder who (i) delivered to the Company, before the vote was taken, written notice of his or her intent to demand payment for his or her shares if the merger were to be consummated and
(ii) did not vote his or her shares in favor of the merger has the right to demand an appraisal of the value of and payment for the stockholder's common stock. The demand must be made in writing to INVESTools by the date set forth on the written notice to be sent by the Company to the stockholder informing him or her that the merger has been approved and adopted by the Company's stockholders. The joint proxy statement/prospectus will contain detailed information regarding such dissenters' rights.

         BOARD RECOMMENDATION

         The board of directors of the Company has unanimously determined that the terms of the merger and the proposed merger agreement, are in the best interests of the Company and its shareholders and will recommend that the Company's stockholders vote for the adoption of the merger agreement, the election of the five persons nominated as the Company's directors, and for the appointment of BDO Siedman, LLP to serve as the Company's independent public accountants for the year ended December 31, 2001.

         APPROVAL OF MERGER AND MERGER AGREEMENT

         The merger will be consummated on the terms and subject to the conditions set forth in the merger agreement. As a result of the merger, stockholders of the Company will receive one share of INVESTools common stock for each share of the Company's common stock they own. At the completion of the merger, the former stockholders of the Company will own approximately 75% of INVESTools. The board of directors will recommend that the stockholders vote to approve the merger, and unanimously recommend that the Company's stockholders vote for the merger proposal.

         NOMINATION AND ELECTION OF THE COMPANY DIRECTORS

         The board of directors of the Company currently consists of five directors, and five directors are to be elected at the annual meeting to serve for a term of one year or until their successors have been elected and qualified. Each director elected at the annual meeting will hold office until the election and qualification of the director's successor or until the director's earlier death, removal or resignation.

         The board of directors has nominated for election as directors of the Company D. Scott Elder, Allen D. Hardman, Ross W. Jardine, Hans von Meiss and Christopher D. Outram. All nominees are currently directors of the Company.

         All nominees have consented to be named and to serve if elected. Unless otherwise instructed by a stockholder returning a proxy card, the persons named in the proxies will vote the shares represented by the proxies for the election of the nominees recommended by the board of directors. The board of directors believes all nominees will be able to serve as director; if this should not be the case, however, the proxies may be voted for one or more substitute nominees to be designated by the board of directors or the board may decide to reduce the number of directors. The board of directors unanimously recommends a vote for each of the nominees.

         RATIFICATION AND APPROVAL OF THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTS

         The board of directors has selected BDO Siedman, LLP to audit the financial statements of the Company for the year ended December 31, 2001, and the board of directors will recommend at the Annual Meeting that the stockholders vote for the proposal to ratify and approve the selection of BDO Siedman, LLP to serve as the Company's independent public accountants for the year ended December 31, 2001.

         WHAT THE COMPANY'S SHAREHOLDERS WILL RECEIVE IN THE MERGER

         At the completion of the merger, newly formed wholly owned subsidiaries of INVESTools will merge with and into the Company and Telescan, with the Company and Telescan as the surviving entities. As a result, the Company and Telescan will each become wholly owned subsidiaries of INVESTools.

         In the merger, each outstanding share of the Company's common stock will be converted into one share of INVESTools common stock, each outstanding share of Telescan common stock will be converted into 0.56486 shares of INVESTools common stock and each outstanding share of Telescan preferred stock will be converted into one share of INVESTools preferred stock. No fractional INVESTools shares will be issued and cash (without interest) will be paid instead of fractional shares.

INVESTools

         INVESTools Inc. is a newly formed company that will, upon completion of the merger, become a leading provider of investor education, financial publications and analytical tools worldwide. If the merger is completed, INVESTools will own 100% of the Company and 100% of Telescan. On a pro forma combined basis, INVESTools recorded $89.5 million of revenues for the year ending December 31, 2000.

         As discussed below, INVESTools will create a combination of proven classroom investor education with advanced e-finance services and web-delivered analytical tools. The pro forma combined company is already doing business in 12 countries. In the year 2000, the combined operations:

      o conducted more than 1,200 investment seminars and 270 two-day investment workshops in 80 U.S. and 17 international cities;

      o served more than 100,000 paying customers at price points ranging from $15 per month to $4,000 for a complete, two-day investor education workshop;

      o reached more than one million active investors each month through Web sites and e-mail lists; and

      o represented more than 40 unique, recognizable brands, including INVESTools, Investor Toolbox, WallStreetCity and others.

         The combined company will be built on a solid and practical business platform, in which the investor workshops complement the online financial tools. Investors are better able to leverage the power of online financial tools, if they are provided a variety of ways to become familiar with those tools, including live seminars, video tapes, audio tapes and Web based information. This multi-channel approach is also expected to produce a pro forma combined positive cash flow, providing significant differentiation from many purely Web based business models.

         Effective May 21, 2001, INVESTools was incorporated in Delaware to effect the merger of the Company and Telescan. Currently, INVESTools' consolidated financial statements consist solely of a consolidated balance sheet, as INVESTools has had no operations or equity activity since its initial incorporation. The consolidated balance sheet reflects the par value of INVESTools two shares of outstanding common stock, offset by an equivalent subscription receivable issued in connection with the stock issuance. This consolidated financial statement is not included in this Prospectus.

         LISTING

         INVESTools common stock is expected to be quoted on Nasdaq.

THE COMPANY'S REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

         The Company's board of directors has determined that the merger, the merger agreement and each of the transactions contemplated in the merger agreement are fair to and in the best interests of the Company and its stockholders.

         In reaching its conclusion to approve the merger agreement, the Company's board of directors, with the assistance of outside financial and legal advisors considered a number of factors including, among others, the following principal factors:

      o Telescan's network of e-finance and financial data content providers could be employed to leverage horizontal and vertical expansion opportunities for the combined companies;

      o the current and historical business, operations, properties, assets, financial condition and operating results of the Company and its review of the prospects of Telescan, including the prospects of Telescan after giving effect to the merger;

      o the projected operations, financial condition, operating results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the e-finance and investor education industry under current, as well as expected future, economic and market and industry conditions;

      o the various strategic alternatives available to the Company, including continuing its business operations without any extraordinary transaction;

      o the greater managerial and financial capabilities of the combined companies;

      o Telescan's network of financial industry and e-finance relationships that could be expected to create enhanced access to capital on more favorable terms than were previously available to the Company;

      o Telescan's network of financial industry and e-finance relationships that could provide enhanced access to new technologies and consumers that are compatible with the Company's existing distribution channels and therefore could be employed to leverage horizontal and vertical expansion opportunities for the combined companies;

      o  access to Telescan's proprietary intellectual property;

      o the increased size and market capitalization of the combined companies and their expected favorable impact on stockholder liquidity; and

      o Telescan's frequent contact with e-finance and financial data content companies could generate investment and acquisition possibilities for the combined companies.

         The Company's board of directors reviewed the principal terms and conditions of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The board also with its financial and legal advisors considered the events surrounding Messrs. Elder and Jardine, particularly in light of the fact that Messrs. Elder and Jardine may have interests in the merger that are different from or are in addition to the interest of the other Company stockholders; the amount of the termination fee and the events triggering the payment of such fee; and the limitation on the ability of the Company to negotiate with other companies regarding an alternative transaction, and the potential effects that this limitation would have on the Company's receipt of alternative proposals that could be superior to the merger with Telescan. the Company's board considered favorably that the terms of the merger agreement are reasonable and protective of the Company's interests.

         The Company's board reviewed pro forma financial data for the Company and Telescan after giving effect to the merger. The Company's board considered favorably the expectation that the Company might be able to leverage its investor educational model by offering such model to Telescan's significant network of financial industry and e-finance partners.

         The Company's board received reports from its management as to the results of the due diligence investigation of Telescan and determined that these reports did not contain matters that would preclude its approval of the merger.

         The Company's board of directors also considered the following risks and additional factors relating to the merger:

      o the risk that the benefits sought in the merger would not be fully achieved;

      o  the risk that the merger would not be consummated;

      o Telescan's post-merger cash flow needs may require additional cash infusions from the Company to continue Telescan's current level of operations as Telescan has not been profitable for the past five years;


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

      o  possible post-merger resignations of Telescan's senior management;

      o e-finance and investor educational models created or developed by the Company may not be compatible with Telescan's established distribution channels or the abilities and skills of Telescan's sales personnel;

      o the need for substantial additional financing to achieve the Company's goal of both vertical and horizontal expansion opportunities through leverage of Telescan's network of financial and e-finance industry relationships; and

      o the other applicable risks described in this Prospectus under "Risk Factors."

         The foregoing discussion of the information and factors considered by the Company's board is not intended to be exhaustive but is believed to include all material factors considered by the Company's board of directors. In view of the wide variety of information and factors considered, the Company's board did not find it practical to, and did not, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The board did not attempt to analyze the fairness of the exchange ratio and the cash considerations in isolation from the considerations as to the businesses of the Company and Telescan, the strategic merits of the merger or the other considerations referred to above.

NO FAIRNESS OPINIONS SOLICITED

         After careful consideration, the board of directors of the Company and the board of directors of Telescan each determined not to secure an opinion of an independent investment banker or other financial advisor to the effect that the merger would be fair, from a financial point of view, to their respective shareholders.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

         Members of the board of directors and members of the Company's and Telescan's executive management have agreements or arrangements that provide them with interests in the merger that may differ from those of their respective stockholders. Each board of directors was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend to their respective stockholders that they vote to approve the merger agreement.

         MANAGEMENT POSITIONS. As described below under "--Board of Directors and Management after the Merger," under the merger agreement, certain members of both the Company and the Telescan boards of directors and executive management will have positions on the INVESTools board of directors and executive management. With respect to the Company, D. Scott Elder, the current Chairman of the board of directors and the Chief Executive Officer of the Company, and Ross
W. Jardine, a current member of the board of directors and the Vice President and Chief Financial Officer of the Company, will each become a member of the board of directors and an Executive Vice President of INVESTools. Hans von Meiss, a current member of the board of directors of the Company, also will become a member of the board of directors of INVESTools. With respect to Telescan, Lee K. Barba, a current member of the board of directors and the Chief Executive Officer of Telescan, will become a member of the board of directors and the Chief Executive Officer of INVESTools. In addition, William D. Savoy, the current Chairman of the Telescan board of directors, will become the Chairman of the board of directors of INVESTools, and Stephen C. Wood, a current member of the Telescan board of directors, will become a member of the INVESTools board of directors.

         EMPLOYMENT AGREEMENTS. Prior to the effective date of the merger, Messrs. Jardine, Elder and Barba will each enter into employment agreements, which will become effective on the closing of the merger.

         Employment Contract between Ross Jardine and INVESTools. Mr. Jardine's employment agreement provides for a base salary of $425,000 and an annual bonus. Upon approval of the board of directors, Mr. Jardine will be granted options to purchase, at fair market value determined as of the grant date, an aggregate of 550,000 shares of INVESTools common stock (which vest in four equal annual installments beginning one year after the merger). As determined by the board of directors, Mr. Jardine will be eligible to receive stock option grants and/or restricted stock awards. Additionally, under his employment agreement, Mr. Jardine is entitled to a merger


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

transition award of $600,000 (payable in three equal annual installments beginning one year after the merger) and $600,000 worth of shares of restricted stock of INVESTools (which vests in three equal annual installments beginning one year after the merger). All unpaid amounts or unvested shares will vest upon a change of control of INVESTools. If within 24 months after a change of control of INVESTools Mr. Jardine is terminated, he shall receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

         Employment Contract between D. Scott Elder and INVESTools. Mr. Elder's employment agreement provides for a base salary of $425,000 and an annual bonus. Upon approval of the board of directors, Mr. Elder will be granted options to purchase, at fair market value determined as of the grant date, an aggregate of 550,000 shares of INVESTools common stock (which vest in four equal annual installments beginning one year after the merger). As determined by the board of directors, Mr. Elder will be eligible to receive stock option grants and/or restricted stock awards. Additionally, under his employment agreement, Mr. Elder is entitled to a merger transition award of $600,000 (payable in three equal annual installments beginning one year after the merger) and $600,000 worth of shares of restricted stock of INVESTools (which vests in three equal annual installments beginning one year after the merger). All unpaid amounts or unvested shares will vest upon a change of control of INVESTools. If within 24 months after a change of control of INVESTools Mr. Elder is terminated, he shall receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

         Employment Contract between Lee K. Barba and INVESTools. Mr. Barba's employment agreement provides for a base salary of $425,000 and an annual bonus. As determined by the board of directors, Mr. Barba will be eligible to receive stock option grants and/or restricted stock awards. If, within 24 months after a change of control of INVESTools, Mr. Barba is terminated, he will receive a lump sum payment of two times the sum of his annual salary and the greater of the target and actual bonus.

         INDEMNIFICATION AND INSURANCE. The merger agreement provides that, upon completion of the merger, INVESTools will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of the Company and Telescan and their respective subsidiaries:

o to the same extent those persons were indemnified or entitled to advancement of expenses under the Company's or Telescan's certificate of incorporation, by-laws and indemnification agreements; and

o to the fullest extent permitted by law, the merger agreement also provides that INVESTools will maintain, for a period of six years after completion of the merger, the current policies of directors' and officers' liability insurance maintained by both the Company and Telescan, with respect to claims arising from facts or events relating to directors and officers of the Company and Telescan, respectively, that occurred on or before the completion of the merger. Nonetheless, INVESTools will not be required to make annual premium payments in excess of 200% of the annual premiums currently paid by the Company or Telescan for directors' and officers' liability insurance.

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE MERGER

         BOARD OF DIRECTORS. Under the merger agreement, upon completion of the merger the board of directors of INVESTools will be comprised of seven individuals: D. Scott Elder, Ross W. Jardine, Hans von Meiss, William D. Savoy, Lee K. Barba, Stephen C. Wood and one other person to be named by the Company. Mr. Savoy will be the chairman. In the event dividends are not paid for two consecutive quarters on INVESTools' outstanding preferred stock and, as a result, the holders of such preferred stock have the right to elect a director to the board of directors of INVESTools, the directors of INVESTools who were selected by the Company pursuant to the merger agreement will have the right to select one additional director of INVESTools.

         Biographical information with respect to Messrs. Elder, Jardine and von Meiss is described above under "ZiaSun Management--Directors and Executive Officers." Biographical information with respect to Messrs. Savoy, Barba and Wood is described below under "Telescan Management--Directors and Executive Officers."

         MANAGEMENT. Mr. Barba will be Chief Executive Officer of INVESTools and Mr. Elder and Mr. Jardine will each be an Executive Vice President of INVESTools.


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

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

         Holders of the Company's common stock and Telescan's stock will be asked in the joint proxy statement/prospectus sent to each of them, to consult their own tax advisors regarding the specific tax consequences to them of the transaction, including the applicability and effect of federal, state, local and foreign income and other tax laws in their particular circumstances.

         It is anticipated that the Company will receive an opinion from counsel, based on a representation letter provided to counsel, and customary limitations and assumptions, that the material United States federal income tax consequences of the transaction to the U.S. Holders of the Company's stock will be as follows:

      o the merger between the Company and a wholly owned subsidiary of INVESTools (the "merger"), and between Telescan and a wholly owned subsidiary of INVESTools (the "Telescan Merger"), taken together, will be treated for U.S. federal income tax purposes as transactions described in Section 351 of the Internal Revenue Code (the Company will also receive a legal opinion that the merger qualifies as a reorganization within the meaning of Section 368 of Internal Revenue
         Code)

      o no gain or loss will be recognized on the exchange of the Company's stock for INVESTools common stock pursuant to the merger, except with respect to cash received instead of fractional shares of INVESTools common stock;

      o the aggregate adjusted basis of the INVESTools common stock received in the merger (including any fractional shares of INVESTools common stock deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the Company stock exchanged in the merger, reduced by any amount allocable to the fractional share interests in INVESTools common stock for which cash is received; and

      o the holding period of the INVESTools common stock received in the merger will include the holding period of the Company's stock exchanged for that INVESTools common stock.

         It is a condition to the closing of the transaction that both the Company and Telescan receive an opinion letter from its tax counsel that the merger transactions, taken together, will be treated for U.S. federal income tax purposes as a transaction described in Section 351 of the Internal Revenue Code (and that tax counsel to the Company issue an opinion that the merger qualifies as a reorganization under Section 368 of the Internal Revenue Code). These opinion letters will be based on updated representation letters provided by INVESTools, the Company and Telescan to be delivered at the time of closing, all of which must continue to be true and accurate in all material respects as of closing, and on customary limitations and assumptions, including that the transaction will be completed according to the terms of the merger agreement.

         Neither the Company nor Telescan have requested, nor will they request, a ruling from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the transaction, and opinions of counsel are in no way binding on the Internal Revenue Service or any court. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described above. Moreover, any change in currently applicable law, which may or may not be retroactive, or failure of any representations or assumptions to be true, correct and complete in all material respects, could affect the continuing validity of the tax opinions.

ACCOUNTING TREATMENT OF THE MERGER

         Under generally accepted accounting principles, the Company will be treated as the acquiring entity in the merger and will account for the merger as a purchase of Telescan for financial reporting and accounting purposes. After the merger, the results of operations of the Company and Telescan will be included in the consolidated financial statements of INVESTools.

TREATMENT OF STOCK OPTIONS AND OTHER RIGHTS

         When the merger is completed, INVESTools will assume each outstanding employee stock option of the Company and Telescan, and each option will be deemed to constitute an option to acquire a number of shares of INVESTools common stock equal to the number of shares of the Company or Telescan subject to the option multiplied by the Company and Telescan exchange ratio, respectively, rounded down if necessary to the nearest whole share. The exercise price per share for the assumed options will be the exercise price per share under the stock options of the Company and Telescan, divided by the exchange ratio, rounded to the nearest one-hundredth of a cent. The other material terms of all assumed Company and Telescan options referred to above will continue to apply.

         Promptly after the effective time of the merger, INVESTools will file a registration statement covering the issuance of the shares of INVESTools common stock subject to each converted Company and Telescan option and will maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

NO GOVERNMENTAL APPROVALS OR REGULATORY REQUIREMENTS

         The Company is not aware of any material federal or state regulatory requirements or approvals required for completion of the merger, other than filing certificates of merger in Nevada and Delaware at or before the effective time of the merger. Under the merger agreement, we have agreed to use our respective reasonable best efforts to obtain all required governmental approvals and fulfill all applicable regulatory requirements.

EXPENSES

         The merger agreement provides that the Company and Telescan each will pay their own expenses in connection with the merger, including the fees and expense of their own accountants, counsel and consultants, whether or not the merger is consummated except that the Company and Telescan will share equally all expenses incurred in connection with printing and mailing the joint proxy statement/prospectus and the registration statement.

NASDAQ LISTING

         It is a condition to closing the merger that INVESTools common stock to be issued in the merger and reserved for issuance upon exercise of stock options of the Company and Telescan, be approved for quotation on Nasdaq.

DELISTING AND DEREGISTRATION OF THE COMPANY'S STOCK AFTER THE MERGER

         When the merger is completed, the Company's stock will be removed from the OTC Bulletin Board of the NASD and deregistered under the Exchange Act.

STOCK TRANSFER RESTRICTIONS

         The shares of INVESTools common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an "affiliate" of the Company or Telescan at the time of their respective meetings. Persons who may be the Company's or Telescan's affiliates for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, the Company or Telescan, respectively. The Company and Telescan each expects that those affiliates of the Company and Telescan, respectively, will agree with INVESTools not to transfer any shares of INVESTools stock received in the merger except in compliance with the Securities Act.

AGREEMENT AND PLAN OF MERGER

         The following is a summary of the merger agreement and, is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which may be obtained on request. The Company expects to close the merger immediately after approval of the merger agreement by the Company and Telescan stockholders. On the date of closing, the parties will file certificates of merger and other appropriate documents with the Secretary of State of Delaware, and the Secretary of State of Nevada in accordance with the relevant provisions of the Delaware General Corporate Law ("DGCL") and the NRS. The merger will become effective at the time set forth in the certificates of mergers.

         The merger agreement contains customary representations and warranties of the Company and Telescan relating to, among other things: corporate organization and similar corporate matters; subsidiaries; capital structure; authorization and absence of conflicts; reports and financial statements; information supplied in connection with the joint proxy statement/prospectus and the Form S-4; board approval and applicable state takeover laws; the stockholder vote required to adopt the merger agreement; litigation; compliance with applicable laws; absence of specified changes or events; intellectual property; taxes; certain contracts; employee benefits; labor matters; assets; and other matters.

         Under the merger agreement, the Company and Telescan have each agreed that, during the period before completion of the merger, except as expressly contemplated or permitted by the merger agreement, or to the extent that the other party consents in writing, it will carry on its respective business in the usual, regular and ordinary course in all material respects, substantially in the same manner as previously conducted, and will use its reasonable best efforts to preserve intact its present line of business and its relationships with third parties. The Company and Telescan have also each agreed that it will not, and it will not permit any of its subsidiaries to, enter into any new material line of business or incur or commit any capital expenditures or any obligations or liabilities in connection with such capital expenditures, other than as previously disclosed to the other party or in the ordinary course of business consistent with past practice.

         In addition to these agreements regarding the conduct of business generally, the Company and Telescan have each agreed to specific restrictions relating to a number of transactions, including, but not limited to, stock dividends, splits, combinations or reclassifications; the issuance or sale of capital stock or other equity interest; the amendment of its articles of incorporation or bylaws, the acquisition or disposition of assets or other entities; loan or investment transactions; a change in compensation to management; a change in accounting policy; and other transactions which could have a material adverse affect on the companies after the merger.

         The merger agreement contains detailed provisions prohibiting the Company and Telescan from seeking an alternative transaction. These prohibitions, and the limitations thereto, are described in detail in the joint proxy statement/prospectus.

CONDITIONS TO COMPLETION OF THE MERGER

         Each of the Company's and Telescan's obligations to complete the merger are subject to the satisfaction or waiver of specified conditions on or before completion of the merger, including the following:

         o the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of the Company common stock and the holders of a majority of the outstanding shares of Telescan common stock;

         o the absence of any law, order or injunction prohibiting completion of the merger;

         o the appraisal rights of the Company stockholders shall not have been perfected within the meaning of Chapter 92A of the NRS with respect to more than 1,000,000 shares of the Company common stock;

         o the approval for listing, on Nasdaq, of the shares of INVESTools common stock to be issued, or to be reserved for issuance, in connection with the merger, subject to official notice of issuance; and

         o the declaration of effectiveness of the registration statement on Form S-4, of which the joint proxy statement/prospectus forms a part, by the Securities and Exchange Commission (the "SEC"), and the absence of any stop order or threatened or pending proceedings seeking a stop order.

         o In addition, the obligation of either party to complete the merger will be subject to the satisfaction or waiver of a number of standard conditions, including, but not limited to: the continued accuracy by the other party of all material representations and warranties; the performance by the other party of all material covenants and agreements; the receipt of a tax opinion; the obtaining of all necessary consents and approvals to complete the merger; and the absence of any material change in the other party.

TERMINATION OF THE MERGER AGREEMENT

         The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the stockholder approvals have been obtained, under a number of circumstances, including, but not limited to, the mutual consent of the parties; the failure by a party to complete the merger by November 1, 2001 (unless the terminating party caused the delay); the issuance by a governmental entity of a final order, decree or ruling which prohibits the merger; the failure to obtain the required shareholders' vote; and the breach or failure by a party to perform its obligations under the merger agreement.

TERMINATION FEE

         In the event the merger agreement is terminated, the Company is required to pay to Telescan $627,814 under the following circumstances:

         (a) if either party terminates the merger agreement and each of the following is true, and (i) the stockholders of the Company do not approve and adopt the merger agreement at a meeting of the Company's stockholders; (ii) a different acquisition proposal with respect to the Company has been publicly announced or otherwise communicated to the senior management, board of directors or stockholders of the Company at any time after May 3, 2001, the date of the merger agreement, and before the date of termination of the merger agreement; and (iii) within 12 months of the termination of the merger agreement, the Company or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, a different acquisition proposal;

         (b) if Telescan terminates the merger agreement as a result of the Company's board of directors failing to recommend that the Company stockholders approve the merger agreement or effecting a change in the board's recommendation; or

         (c) if the Company terminates the merger agreement to enter into another transaction.

         In the event the merger agreement is terminated, Telescan is required to pay the Company $415,549 under the following circumstances:

         (a) if either party terminates the merger agreement and each of the following is true, and (i) the stockholders of Telescan do not approve and adopt the merger agreement at a meeting of Telescan's stockholders; (ii) a different acquisition proposal with respect to Telescan has been publicly announced or otherwise communicated to the senior management, board of directors or stockholders of Telescan at any time after May 3, 2001, the date of the merger agreement, and before the date of termination of the merger agreement; and (iii) within 12 months of the termination of the merger agreement, Telescan or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, a different acquisition proposal;

         (b) if the Company terminates the merger agreement as a result of the Telescan board of directors failing to recommend that the Telescan stockholders approve the merger agreement or effecting a change in Telescan's board recommendation; or

         (c) if Telescan terminates the merger agreement to enter into another transaction.


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

ANCILLARY AGREEMENTS

         VOTING AGREEMENTS. As an inducement to the Company's willingness to enter into the merger agreement, Vulcan Ventures, Inc., NBC-TSCN Holding, Inc., GE Capital Equity Investments, Inc. and LJH Corporation each entered into a voting agreement with the Company under which these principal stockholders agreed to vote all their shares of Telescan common stock, which in aggregate represent 36% of the outstanding common stock of Telescan, in favor of the merger.

         As an inducement to Telescan's willingness to enter into the merger agreement, D. Scott Elder, Ross Jardine, Scott Harris, David W. McCoy and Momentum Media Ltd. each entered into a voting agreement with Telescan under which these principal stockholders agreed to vote all their shares of the Company common stock, which in aggregate represent 42% of the outstanding common stock of the Company, in favor of the merger.

         The voting agreements terminate upon the earlier to occur of the completion of the merger and the termination of the merger agreement in accordance with its terms.

         LOCK-UP AGREEMENTS. As an inducement to the Company's willingness to enter into the merger agreement, Vulcan Ventures, Inc., entered into a lock-up agreement with the Company that provides that upon closing of the merger and during the six month period immediately following closing, this principal stockholder will not sell any shares of INVESTools stock, and that during the six month period following this initial period it will not sell more than 100,000 shares of INVESTools common stock in any calendar month. As an inducement to Telescan's willingness to enter into the merger agreement, Messrs. Elder, Jardine, Harris and McCoy each entered into similar lock-up agreements with Telescan.

                                TELESCAN BUSINESS

GENERAL

         Telescan is committed to helping investors improve their investment results through advice and the educated use of proprietary investment search tools. Telescan provides financial products and services marketed through two divisions. Telescan's marketing divisions are:

o The Consumer Division delivers premium investment advice and education to individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. INVESTools.com publishes actionable investment advice and education, and WallStreetCity.com is well known for its investment search tool, ProSearch. The Consumer Division also offers private-label subscription marketing and e-mail list management services to marquee clients like Gilder Publishing, TheStreet.com, TradingMarkets.com and StockJungle.

o The Business-to-Business Division offers an array of online financial solutions to businesses seeking to expand their offerings online and gain greater cost efficiency through outsourcing. The Business-to-Business Division's clients include many of the nation's leading financial services and media companies, including America Online, American Express, BusinessWeek Online, Forbes and Quick & Reilly/Fleet National Bank.

CORPORATE BACKGROUND

         Telescan or its predecessors have operated the business of Telescan since 1983. Telescan, which is a Delaware corporation, was incorporated in 1988 under the name Max Ret, Inc. for the purpose of acquiring or participating in a business opportunity. In 1989, Telescan issued 75% of its then outstanding common stock to acquire all of the outstanding common stock of D.B. Technology, Inc. ("DB"), d.b.a. Telescan, Inc. After the acquisition of DB by Telescan, DB was merged into Telescan and Telescan changed its name from Max Ret, Inc. to Telescan, Inc.

         On May 28, 1999, Telescan completed the acquisition of INVESTools, Inc. pursuant to which the sellers exchanged all of their shares of INVESTools, Inc. for shares of Telescan common stock in a business combination that was accounted for as a pooling-of-interests.

SERVICES AND PRODUCTS

CONSUMER DIVISION. The Consumer Division publishes premium investment advice, education, tools and analytics for individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. In addition, the Consumer Division operates a subscription marketing service and an e-mail list management service. The division manages more than 40,000 paying subscribers.

         INVESTools.com is a leading investment advice Web site featuring continually updated portfolio advice from recognized money managers. The site receives 300,000 unique visitors per month and provides more than 200,000 investors with a free weekly e-mail digest of recommendations. Customers pay a monthly fee to access content delivered by 34 investment advisors. The content is enhanced by interactive online tools such as e-mail hotlines, discussion threads and portfolio alerts. INVESTools.com differentiates itself from standard investment newsletter Web sites by developing and supporting online interfaces that encourage interactive relationships between advisors and subscribers, and among the subscribers themselves.

         WallStreetCity.com is the culmination of Telescan's 18 years of dedication to create the most dynamic, innovative financial analysis tools now available on the Internet. The site provides investors with a comprehensive historical market database, free real-time quotes, streaming real-time data feeds, in-depth industry group analysis and powerful investment search and portfolio tools. WallStreetCity.com is well known for its ProSearch screening application, which is available to end-users. With ProSearch, users can build customized searches or select pre-built searches that are complemented with commentary and education from WallStreetCity analysts. Through a strategic alliance with TradingMarkets.com, users also gain access to investment courses written by professional traders with a proven track record of success. While a wealth of information is available on the site at no charge, Telescan's cutting edge search technology and streaming real-time data are available only to paid subscribers.

         The Subscription Marketing Service helps online financial information companies acquire subscribers to online subscription products and realize maximum life time value from those subscribers. Well known investment sites like Gilder Publishing and TheStreet.com benefit from the Consumer Division's subscription marketing expertise and infrastructure.

         The E-mail Marketing Service helps online financial information companies manage their e-mail lists, send value-added e-mail content and track advertising results. Through strategic alliances with StockJungle.com, FreeRealTime.com and TradingMarkets.com, the number of registered e-mail addresses under management or represented by the division's advertising sales force increased to 1.1 million during 2000.

         BUSINESS-TO-BUSINESS DIVISION. As an Application Service Provider
(ASP), Telescan's Business-to-Business Division offers businesses of varying sizes an array of online financial solutions to meet the unique requirements of each customer's Internet business strategy, along with site development and hosting services. Financial online solutions include quotes, news, reports, charts, portfolio tools, equity and mutual fund screening tools, Telescan commentary and a growing list of third-party products. Solutions can be developed and operational in a fraction of the time and cost it would take an organization to do it independently, without major investments in hardware, networking or technical support.

         Telescan's Custom Solutions application services product offers businesses a private-labeled or co-branded solution, customized financial content and a unique "look and feel." During 2000, Telescan extended its existing business relationship with OIA, a wholly owned subsidiary of the Company and entered into new relationships with BusinessWeek Online, CompuServe, Forbes, Quick & Reilly/Fleet National Bank and StockWalk Group. Each relationship represents a unique opportunity for Telescan and is an endorsement of the value of Telescan's proprietary technology.

         During 2000, Telescan introduced QuickTools, a new application services product. QuickTools delivers a high value, low cost, financially oriented Web site to small and mid-sized companies seeking a fast and affordable Internet strategy solution. QuickTools' packaged applications include such tools as stock quotes, graphs, portfolio and news reports, along with "Quick Search," a feature-rich, easy-to-use stock and mutual fund screening tool. Content within each packaged application is organized in easy-to-use templates that can be quickly added into a


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

customer's existing Web site. Application packages vary depending upon the level of content received and require a minimum one-year contract.

BUSINESS STRATEGY

         In late 1999, Telescan began to pursue an aggressive three to five-year growth target to penetrate global markets and to expand organically and through acquisitions. As Telescan witnessed the weakness in the Internet financial marketplace during 2000, particularly related to technology companies, Telescan reevaluated its business strategy and made adjustments designed to ensure Telescan would emerge as a key player in the industry. As part of this reevaluation, Telescan began refocusing its attention on its core domestic operations and made organizational and governance changes designed to enhance growth. Telescan's resulting strategy seeks to expand Telescan's revenue base and scale Telescan's cost structure in line with revenues. Management will execute this strategy through: 1) new products and technology; 2) new market penetration; and 3) mergers with or acquisitions of complementary businesses.

NEW PRODUCTS AND TECHNOLOGY. Telescan reviewed its product offerings and determined that additional products and services would need to be added to sustain market leadership. To enhance existing offerings, Telescan added new products and services through relationships with third parties and redesigned its WallStreetCity.com Web site.

         The Consumer Division introduced several new products during 2000 through its INVESTools.com Web property. New products included:

o "Schaeffer's Internet Stock Alert" and "10 Days to Successful Options Trading" by Bernie Schaeffer

o   "The Pure Fundamentalist" by Alvin Toral

o   "The Technology Digest" by Nancy Zambell

o   "The MoneyPaper" by Vita Nelson

o   "The Buyback Premium Portfolio" by David Fried

o   "FXC's Top 10 Stock Picks for 2001 Report" by Frank Curzio

o   "The 2001 Investor Survival Guide"

         New partners are chosen based on their successful long-term track record, the ability to clearly communicate with subscribers on a regular basis and the ability to stick to an understandable, actionable investing style that serves to immediately benefit users. Although this approach limits the number of advisors Telescan will work with, it reinforces INVESTools.com's position as a trusted distributor of investment advice in the marketplace. During 2000, the Consumer Division also relaunched WallStreetCity.com with a new interface allowing investors to easily navigate the site's powerful suite of analytical tools. The redesigned site features a new floating stock ticker and redesigned portfolios.

         With the addition of third-party products from FinanceCenter.com, Money.net, Prophet Financial and TeamVest, Telescan continues to offer its business clients a unique set of solutions to meet their changing needs.

         In addition to new products, Telescan modified its technology during 2000 to build a stable, scalable platform for the future and to support Telescan's product development culture. Changes made to Telescan's technological platform created a more flexible and modularized architecture. In addition, implementation of caching technology increased the speed and performance of Telescan's hosting services.

         Telescan also expanded its offerings to wireless platforms, including Wireless Application Protocol (WAP) enabled cellular phones and the Palm(TM) VII and modem equipped Palm V series of handheld computers.

MARKET PENETRATION. Telescan redirected its focus to the domestic market and will continue to concentrate its efforts on penetrating the previously untapped middle market of small and mid-sized companies. Telescan began to market its QuickTools application services product more aggressively during the second half of 2000, following completion of changes to Telescan's technology platform. Combined with Telescan's Custom Solutions application services product and the products and services from the Consumer Division, Telescan believes it has the broadest set of products to meet the needs of the markets Telescan serves.

         As a result of changes in the Internet and the high technology industries during 2000, Telescan began redirecting its focus from aggressive global expansion to keeping pace with the changing market and meeting clients' needs. With the addition of multiple foreign exchanges to Telescan's products and services throughout 2000, Telescan believes current market data feeds are sufficient to meet anticipated demands at this time. Telescan will continue to explore opportunities to penetrate global markets, particularly in Europe, Asia and Latin America.

MERGERS & ACQUISITIONS. During 2000, Telescan evaluated a number of opportunities to add key technologies, enhance market presence and complement existing products and services through merger and acquisition activities. Aggressive consolidation within the technology and financial services industries continues to encourage Telescan to explore merger and acquisition opportunities to add products and/or technologies, increase market share, add to critical mass and improve liquidity.

MARKETING

         Telescan's marketing objectives are focused on increasing the number of new customers, selling additional products and services to existing customers and lowering customer acquisition costs. Telescan utilizes public relations campaigns, e-mail and print advertising, banner ads, joint marketing agreements and trade show participation as marketing tools to achieve these objectives. Customer retention is also an integral component in Telescan's marketing strategy. Maintaining and developing the existing customer base is accomplished by providing comprehensive and high quality data, ongoing content and product updates, offering customer training and conducting reactivation campaigns to encourage inactive customers to return.

CUSTOMERS

         Telescan has an agreement with BPI Communications, Inc. ("BPI") to provide BPI hosting and development services for multiple BPI Web sites. Revenue for these services represented 12% and 10% of total revenue for 2000 and 1999, respectively. This agreement was amended on December 31, 2000, to a fixed fee arrangement for the first three months of 2001 and then the agreement and the fees are renewed month-to-month thereafter. Revenue from these services accounted for 6% and 11% of total revenue for the quarters ended March 31, 2001 and 2000, respectively.

         Telescan has a license agreement with NBC, whereby NBC uses Telescan's proprietary Internet technology for use on CNBC.com, a comprehensive Web site for personal finance. Under the agreement, Telescan developed the financial content portion of the CNBC.com Web site and currently provides hosting services for such content. Revenue from these services accounted for 10% and 13% of total revenue in 2000 and 1999, respectively, and 10% and 15% of total revenue for the fiscal quarters ended March 31, 2001 and 2000, respectively. Telescan generates revenue under the agreement from cost reimbursement, fixed monthly license fees and a percentage of advertising revenue generated from the site. If the merger is consummated, NBC will be entitled to terminate this agreement.

         There were no other customers that generated greater than 10% revenue in 2000, 1999, 1998 or in the first quarter of 2001.

PROPRIETARY RIGHTS

         Telescan attempts to protect its trade secrets and other proprietary information with product development partners, employees and consultants through nondisclosure agreements, contract provisions and copyright, patent, trademark and trade secret laws. With respect to technologies that Telescan has licensed to third parties for use in specific applications or platforms, Telescan has entered into technology licensing agreements, which are intended to protect the proprietary rights of Telescan related to the source code of Telescan's products as a trade secret and as an unpublished copyright work.

         Telescan believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties, and Telescan is not aware of any current infringement claims against Telescan.

COMPETITION

         Telescan competes with companies that operate proprietary platforms and/or Internet financial Web sites, many of which have significantly greater financial, technical and marketing resources than Telescan. Despite recent market volatility, new competitors continue to enter the marketplace as a result of perceived future opportunities. Telescan believes the principal competitive factors in the Internet financial services market include system performance, product differentiation, quality of content, user friendliness, price, customer support, effective marketing techniques and the ability to earn a profit. With a redirected focus towards profitability, Telescan believes that it competes effectively in these areas. However, continued competitive pressures could result in price reductions, increased spending on product development and reduced market share, which could adversely affect Telescan's financial condition and operating results. Telescan believes that its revenue expansion strategy to: 1) add new products and technology; 2) penetrate new markets; and
3) merge with or acquire complementary businesses, will serve to lessen the impact of future competitive pressures on Telescan.

EMPLOYEES

         As of the fiscal year ended December 31 2000, Telescan had approximately 167 full-time employees. Although Telescan experienced a series of layoffs in 2000 and early 2001 to align staffing and expenses with forecasted revenues, Telescan believes that its relationship with its employees is good. In an effort to motivate and retain Telescan's remaining core talent pool in the existing tight employment market, Telescan accelerated the annual distribution of fiscal year 2001 stock option awards to the staff and management to October 2000. Additionally, Telescan vested all outstanding stock options, most of which had an exercise price that was significantly higher than Telescan's current stock price. None of Telescan's employees is represented by a labor union and Telescan has never experienced a work stoppage.

GOVERNMENTAL REGULATION

         Telescan is not subject to direct regulation other than regulation generally applicable to businesses. However, changes in the regulatory environment relating to the Internet industry could have an effect on Telescan's business, financial condition and operating results. Telescan is unable at this time to predict the impact, if any, future regulation may have on its business. While not currently regulated, there is a possibility that Telescan may become subject to laws governing investment advisors or other securities professionals. Regulations in this area are complex and ensuring compliance could cause a financial burden and become a time consuming process.

DESCRIPTION OF PROPERTY

         Telescan's principal executive offices, as well as its principal marketing, computer operations and product development activities, are located in leased facilities in Houston, Texas, consisting of a total of 77,116 square feet. Telescan also leases office space for marketing and administrative personnel in New York, New York and Menlo Park, California.

         In an effort to further reduce costs, Telescan is exploring options to sub-lease excess office space, primarily located at Telescan's Houston facility, while maintaining adequate reserves for future needs.

LEGAL PROCEEDINGS

         From time to time Telescan is involved in certain legal actions arising in the ordinary course of business. It is the opinion of management that such litigation will be resolved without a material effect on Telescan's financial position or results of operations. In August 2000, a lawsuit was filed against Telescan in the United States District Court for the Southern District of New York by a former employee alleging that Telescan failed to grant him certain


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

stock options to which he was entitled. Telescan has responded to the complaint and the case is proceeding before the court. Although no assurances can be given, Telescan believes that the ultimate resolution of the litigation will not have a material adverse impact on Telescan's financial position or results of operations.

            TELESCAN PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

         Telescan common stock is traded on the Nasdaq National Market under the symbol "TSCN." The following table sets forth, for the periods indicated, the high and low closing prices for the common stock as reported by the Nasdaq National Market. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

                                                                              COMMON STOCK PRICES
                                                                ---------------------------------------------
                                                                      HIGH                          LOW
                                                                --------------------      -------------------
                          1999
Quarter ended March 31*..............................                $  22.94                    $   7.50
Quarter ended June 30*...............................                   26.38                       16.50
Quarter ended September 30...........................                   24.31                       13.25
Quarter ended December 31............................                   32.88                       14.06

                          2000
Quarter ended March 31...............................                $  27.50                    $  17.72
Quarter ended June 30................................                   23.88                        7.06
Quarter ended September 30...........................                    8.25                        1.81
Quarter ended December 31............................                    2.81                        0.97

                          2001
Quarter ended March 31...............................                $   2.06                    $   0.50
Quarter ended June 30................................                    1.40                        0.51
Quarter ended September 30 (through July 11, 2001)...                    0.72                        0.58

--------------------------------------------------------------------------------

* Telescan's stock was traded on the Nasdaq Small-Cap Market prior to July 1, 1999.

         On May 3, 2001, the last full trading day prior to the announcement of the merger agreement, the closing price of the Company's common stock was $0.80 per share, the high price was $0.82 per share and the low price was $0.80 per share.

         On July 11, 2001, the closing price of Telescan common stock was $0.61 per share, the high price was $0.64 per share and the low price was $0.61 per share.

         The dividend rate on Telescan's preferred stock through December 31, 2000 was $1.25 per share per year. In January 2001, holders of Telescan's preferred stock exchanged all of their stock for a new class of preferred stock paying a dividend rate equal to $1 per share per year. Telescan has paid these dividends to holders of preferred stock on a quarterly basis. Telescan has never declared a cash dividend on its common stock. The Board of Directors currently intends to retain all earnings for use in Telescan's business, and therefore, does not anticipate paying any cash dividends on its common stock in the foreseeable future. The declaration of dividends, if any, in the future would be subject to the discretion of the Board of Directors, which may consider factors such as Telescan's results of operations, financial condition, capital needs and acquisition strategy, among other things. See "Telescan Management Discussion and Analysis of Financial Condition and Results of Operations" and Telescan's consolidated financial statements and the notes thereto.



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

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TELESCAN

         The following table sets forth certain of Telescan's summary historical consolidated financial information. The summary historical consolidated financial information as of and for the fiscal years ended December 31, 1996, 1997, 1998 and 1999 has been derived from, and should be read in conjunction with, Telescan's audited historical consolidated financial statements and the notes thereto, which have been audited by Hein + Associates LLP, independent auditors, and which, in the case of the fiscal years ended December 31, 1998 and 1999, are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal year ended December 31, 2000 has been derived from, and should be read in conjunction with, Telescan's audited historical consolidated financial statements and the notes thereto, which have been audited by Arthur Andersen LLP, independent auditors, and which are attached to this Prospectus. The summary historical consolidated financial information as of and for the fiscal quarters ended March 31, 2000 and 2001 has been derived from, and should be read in conjunction with, Telescan's unaudited historical consolidated financial statements and the notes thereto attached to this Prospectus. In Telescan's opinion, all adjustments (which consist only of normal recurring entries) considered necessary for a fair presentation have been included in Telescan's unaudited financial statements. Interim results for the fiscal quarter ended March 31, 2001 are not necessarily indicative of, or projections for, the results to be expected for the full fiscal year ending December 31, 2001. The following summary historical consolidated financial information should be read in conjunction with the sections entitled "Selected Historical Consolidated Financial Data of Telescan" and "Telescan Management's Discussion and Analysis of Financial Condition and Results of Operations" below and with consolidated financial statements of Telescan and the notes thereto attached to this Prospectus.


                         [To be Provided by Amendment]

       TELESCAN MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

         Telescan is committed to helping investors improve their investment results through advice and the educated use of proprietary investment search tools. Telescan provides financial products and services marketed through two divisions. Telescan's marketing divisions are:

         o The Consumer Division, which delivers premium investment advice and education to individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. INVESTools.com publishes actionable investment advice and education, and WallStreetCity.com is well known for its investment search tool, ProSearch. The Consumer Division also offers private-label subscription marketing and e-mail list management services to marquee clients like Gilder Publishing, TheStreet.com, TradingMarkets.com and StockJungle.

         o The Business-to-Business Division, which offers an array of online financial solutions to businesses seeking to expand their offerings online and gain greater cost efficiency through outsourcing. the Company's Business-to-Business Division's clients include many of the nation's leading financial services and media companies, including America Online, American Express, BusinessWeek Online, Forbes and Quick & Reilly/Fleet National Bank.

RESULTS OF OPERATIONS

         FIRST QUARTER OF 2001 COMPARED TO FIRST QUARTER OF 2000. Revenues decreased $4.0 million, or 40%, compared to the prior year, as Telescan continued to be impacted by the effects of the softening demand for products and services in the Internet market.

         Revenues from the Consumer Division decreased $1.4 million, or 32%, compared to the prior year, primarily due to the depressed market for Internet advertising and online services. In addition, the first quarter of 2000 included $373,000 in revenue from a special promotion that was not repeated in 2001.

         Revenues from the Business-to-Business Division decreased $1.8 million, or 42%, from the prior year. This decline is primarily due to the termination of contracts with GlobalNet Financial.com, Inc. and others in 2000 which reduced the amortization of deferred revenue in 2001 as compared to 2000. The deferred revenue associated with these contracts was recognized when the contracts terminated. Also adversely affecting revenue is the decline in custom contract revenue in 2001 as compared to 2000 slightly offset by the increase in sales of QuickTools contracts upon completion of the upgrade of the technology platform in late 2000.

         Other revenue declined $769,000, or 66%, primarily due to changes in the BPI contract initiated in December 2000 converting the contract to a flat monthly hosting fee.

         Cost of revenues decreased $2.3 million, or 49%, over the prior year. As a percentage of revenue, cost of revenues decreased from 49% 2000 to 41% in 2001. The decrease is primarily due to (i) the change in the BPI contract to a flat hosting fee with no direct costs for the Company, (ii) decreased compensation costs from the reduction in the headcount initiated in the second quarter of 2000, and (iii) decreased amortization of software development costs due to the write off of capitalized software costs in the second quarter of 2000.

         Selling expenses decreased $118,000, or 8%, compared to the first quarter of the prior year, primarily due to decreased compensation costs from the reduction in headcount. As a percentage of revenue, selling and marketing costs increased from 15% in 2000 to 23% in 2001.

         General and administrative expenses decreased $698,000, or 17%, over the prior year primarily due to the decreased compensation costs from the headcount reductions and decreased legal fees and recruiting expenses. These decreases were offset by increased equipment rental costs and increased rent for office space that was not leased until the second quarter of 2000. As a percentage of revenue, general and administrative costs increased from 41% in 2000 to 58% in 2001.

         During the first quarter of 2001, Telescan sold shares of marketable securities and recognized $70,000 in gross gains and $69,000 in gross losses. Telescan received $504,000 in proceeds from these sales.

         Special and other charges in the first quarter of 2001 included the following:

             o $264,000 to write off the investment in FreeRealTime.com, Inc., which filed for voluntary bankruptcy.
             o $240,000 to write off the investment in Tachyon, LLC because Telescan no longer expects to recover its investment.
             o $197,000 for severance as Telescan continues efforts to control costs by further reducing staff.

         In the first quarter of 2000, special and other charges included a $1.5 million accrual for the settlement of a lawsuit with CyberAction, Ltd.

         OTHER SIGNIFICANT FINANCIAL STATEMENT ACTIVITY IN THE FIRST QUARTER OF 2001. In January 2001, Telescan received a $1.5 million cash payment on a $4.2 million note receivable due from TeamVest pursuant to a note that Telescan entered into in November 1999. Telescan then exercised its option to convert the remaining balance due on the note, plus accrued interest of $407,000, into 1,893,066 shares of TeamVest common stock which, on the conversion date, was valued at $3.1 million and represented approximately a 14% interest in TeamVest.

         In January 2001, the holders of the 120,000 shares of Class A 5% Convertible Preferred Stock agreed to exchange all of their shares for new Class B 4% Convertible Preferred Stock. The Class B 4% Convertible Preferred Stock pays $1.00 per share per annum in dividends and is convertible at any time at the option of the holder into 3,000,000 shares of common stock, which Telescan has reserved for such conversion. The preferred stock automatically converts on May 15, 2002.

         2000 COMPARED TO 1999. During 2000, Telescan's revenue increased $9.8 million, or 38%, as compared to 1999. In the Consumer Division, revenue increased $3.9 million, or 32%, primarily due to a $4.1 million increase in online subscription sales and a $1.9 million increase in advertising revenue. These gains were offset by approximately $2.1 million in declines in fees from dial up and modem accessed subscriptions as Telescan continued to migrate its customers to Internet services.

         Revenue from the Business-to-Business Division increased $5.7 million, or 62%, as compared to 1999. Stockwalk, Forbes, Quick & Reilly/Fleet National Bank, American Express, Citibank and others added approximately $1.6 million in development revenue as compared to 1999. Amortization of deferred license and hosting revenue was approximately $2.5 million in 2000, an increase of approximately $1.3 million as compared to 1999. An additional $1.7 million of deferred revenue was recognized in 2000 due to the early termination or modification of contracts with GlobalNet Financial.com, Inc., GRO Corporation and InvestorIQ, plc. Cancellation of these contracts, or elimination of certain provisions, relieved Telescan of future performance obligations under these contracts and thus, the related deferred license and hosting fees were recognized in 2000 as revenue.

         Cost of revenue increased $2.2 million, or 15%, as compared to 1999, but decreased as a percentage of revenue from 56% in 1999 to 47% in 2000. The increase in costs was primarily due to increased royalties in the Consumer Division, which was offset by decreased software amortization costs in the Business-to-Business Division.

         Selling and marketing expenses increased $1.9 million, or 41%, as compared to 1999 consistent with the growth in revenue. As a percentage of revenue, selling and marketing expenses were 18% in 2000 and 1999.

         General and administrative expenses increased $8.9 million, or 92%, as compared to 1999. As a percentage of revenue, these expenses increased to 52% from 37% in 1999. Much of this increased cost was due to fluctuations in the size of Telescan's organization during 2000. By May 2000, Telescan had 287 employees, a 21% increase over December 1999 in anticipation of market expansion. In addition, Telescan had expanded the leased space in its Houston operations by an additional 23,000 square feet, or 43%, as compared to 1999. This growth in personnel and space increased expenses for salaries, recruitment, rent, equipment, consultants, contract labor and other costs during the first half of 2000. As Telescan reevaluated its strategy, it began to reduce headcount and take aggressive steps to control costs. As a result of these efforts, in the fourth quarter of 2000, headcount decreased to 167 and general and administrative expense decreased compared to the third quarter of 2000.

         During 2000, Telescan evaluated a number of opportunities to add key technologies, enhance market presence and complement existing products and services through merger and acquisition activities. In August 2000, Telescan entered into a merger agreement with GlobalNet in which each share of Telescan common stock would have been exchanged for 0.50 shares of GlobalNet common stock. During the ensuing due diligence period, the companies determined that their business strategies would be best served if they were pursued separately. In September 2000, a termination agreement was signed and costs totaling $4.5 million associated with this acquisition opportunity were expensed. A summary of the material terms of the termination agreement is as follows:

      o Telescan exchanged 272,500 shares of GlobalNet common stock Telescan owned for the 545,000 shares of Telescan common stock that GlobalNet owned. These shares of Telescan common stock were subsequently canceled.

      o GlobalNet purchased 276,495 shares of GlobalNet common stock Telescan owned for $6.00 per share.

      o GlobalNet paid Telescan $250,000 in cash as compensation for expenses incurred in connection with the proposed acquisition opportunity.

      o Telescan and GlobalNet terminated most of their commercial contracts and agreements, and dismissed all related outstanding receivables. Telescan accelerated recognition of deferred revenue of $1.0 million currently into revenue on these contracts as the termination relieved Telescan of future performance obligations under these contracts.

      o Telescan agreed it would not sell, transfer, or dispose of its remaining 1.9 million shares of GlobalNet common stock until July 2001, except for up to 50,000 shares per month for six consecutive months beginning October 1, 2000. During the fourth quarter of 2000, Telescan sold 150,000 shares of GlobalNet stock on the open market under the terms of this agreement.

         Additional merger and acquisition opportunities Telescan explored during 2000 resulted in an additional $545,000 in cost of acquisition opportunities expensed. Aggressive consolidation within the technology and financial services industries encourages Telescan to explore merger and acquisition opportunities to add products and/or technologies, increase market share, add to critical mass and improve liquidity.

         During 2000, Telescan modified its technology to build a stable, scalable platform for the future and to support Telescan's product development culture. Changes made to Telescan's technological platform created a more flexible and modularized architecture. In May 2000, Telescan relaunched its WallStreetCity.com Web site with a completely new interface to make navigation easier, a new floating ticker, and redesigned portfolios. As a result of these changes, Telescan wrote off approximately $3.4 million of unamortized capitalized costs that were determined to be in excess of the net realizable value of the older products.

         As Telescan witnessed weaknesses in the Internet financial marketplace, particularly related to technology companies, Telescan reevaluated its business strategy and made adjustments designed to ensure Telescan would emerge as a key player in the industry. As part of this reevaluation, Telescan began refocusing its attention on its core domestic operations and made organizational and governance changes designed to enhance growth. This reevaluation included shedding all operations that were not related to the core business, were generating insufficient returns, or were no longer considered strategic for Telescan's future. As a result, Telescan wrote off $1.1 million in assets related to product lines that were no longer considered strategic. Telescan also recognized approximately $900,000 in severance costs associated with these changes in strategy.

         The weaknesses in the Internet financial marketplace also took a toll on investments Telescan made during 1999 and the early part of 2000. During 2000, Telescan continuously monitored the financial health and the market value of the companies in which Telescan had investments, both public and private. Telescan wrote down its investments in Tachyon Systems and Telebuild when it became apparent from sale offers that Telescan would not recover its investment in the event of a sale. Telescan also wrote off investments in Trading Technologies when Trading Technologies ceased operations in 2000 and in InvestorIQ, plc when InvestorIQ, plc was forced into liquidation in the United Kingdom in November 2000. These write downs and write offs totaled $5.1 million in 2000.

         Telescan's investments in marketable securities suffered as well and Telescan determined that the market value would not return to the level Telescan had invested at any time in the near future. Therefore, in accordance with SFAS 115, Accounting for Debt and Equity Securities, Telescan established a new cost basis at the market value on December 31, 2000 and recognized a $27.7 million loss on the impairment into income. The impact of this impairment was offset by $19.4 million in net realized gains and losses on sales of GlobalNet securities during 2000. During the fourth quarter, Telescan began to sell off its marketable securities portfolio in an effort to shed non-strategic assets and redistribute the proceeds to core business opportunities.

         In May 2000, Telescan terminated an agreement with CyberAction Ltd. This agreement granted certain international marketing rights to CyberAction, and the parties disagreed about the contractual provisions and obligations. Therefore, as part of its strategic reevaluation, Telescan terminated the contract and expensed $1.1 million of settlement costs.

         At the beginning of 2000, the Consumer Division, headquartered in Menlo Park, CA, sought to expand, and entered into a lease agreement on a new facility. During the fourth quarter, as part of its cost containment strategy, Telescan terminated the new lease agreement and recognized $235,000 of associated expenses, including a $100,000 write off of leasehold improvement costs.

         1999 COMPARED TO 1998. Revenues for the year ended December 31, 1999 increased $11.2 million, or 74%, as compared to the same period in 1998, reflecting dramatic growth in the Internet service business. In 1999, Telescan recognized approximately $4.9 million in revenue from new private label and licensing agreements, of which approximately $3.5 million came from an agreement with NBC. Telescan has licensed its proprietary Internet and online financial services technology to NBC for CNBC.com, a comprehensive Web site for personal finance. Under the agreement, Telescan is responsible for developing customized investment analytics, providing financial data, data retrieval and hosting services. Telescan's revenue comes from fixed monthly fees, cost reimbursement and a percentage of the revenue from the site. Revenue from INVESTools increased $3.5 million over 1998 to $5.0 million as demand for online newsletters increased. Telescan's WallStreetCity.com Web site added $690,000 to revenue in 1999 primarily due to advertising revenue. Other service revenues increased $1.2 million, or 84%, primarily due to growing demand for the various Internet publications while dial up modem revenue declined $1.1 million, reflecting Telescan shifting its growth to more Internet services.

         Cost of revenue increased $4.6 million, or 46%, as compared to 1998, resulting in a gross margin increase of $6.8 million, or 154%. Cost of revenue associated with the NBC agreement represented approximately $1.9 million of the total cost of revenue increase. Cost of revenue for INVESTools was $1.3 million higher for 1999 due to higher royalty obligations associated with increased revenue.

         Marketing expenses increased 15% as compared to 1998, as Telescan shifted its marketing focus. General and administrative expenses increased $2.7 million, or 38%, primarily due to increased staffing costs to accommodate the development requirements associated with the growing businesses.

         During 1999, Telescan recorded a one-time charge of $3.3 million for costs related to the acquisition of INVESTools. These costs consisted of investment banking fees, legal and accounting fees, and certain other expenses directly related to the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 2001, cash and cash equivalents totaled $1.6 million, a $97,000 increase from December 31, 2000. The increase was primarily due to net cash provided by investing activities offset by net cash used by operations. Working capital, which includes $3.5 million of deferred revenue, fell $5.9 million from December 2000 to a deficit of $1.8 million, primarily due to the conversion of the note receivable due from TeamVest to an equity investment.

         During the first quarter of 2001, Telescan used $1.5 million in cash to fund operations. The net loss of $2.0 million included non-cash charges of $504,000 for write downs of investments in addition to the $546,000 routine non-cash charge for depreciation and amortization. Working capital accounts decreased by $539,000 primarily due to a decrease in accounts payable and other liabilities offset by a decrease in accounts receivable.

         Investing activities added $1.7 million in cash primarily from the $1.5 million payment on the $4.2 million note receivable from TeamVest received in January and the $504,000 in proceeds on the sales of marketable securities during the first quarter of 2001.

         It is Telescan's intention to control its operating expenses while continuing to invest in its existing products. In addition, Telescan has implemented changes intended to reduce certain operating and general and administrative expenses. Telescan will continue to liquidate its marketable securities portfolio during 2001 and is continuing its exploration of strategic alternatives including exploring sources of additional financing. If Telescan is unable to achieve its projected 2001 results of operations, or if the fair value of Telescan's marketable securities decreases significantly from the fair value at March 31, 2001, additional financing may be required to fund Telescan's operations. No assurance can be given that Telescan will be able to obtain additional financing or sell additional assets, or as to the terms which Telescan could do so. Based on Telescan's current outlook, Telescan believes that its cash flows from operations and current working capital will be sufficient to fund its operations and capital requirements through June 2002.

CHANGES IN, AND DISAGREEMENTS WITH, ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         PREVIOUS INDEPENDENT ACCOUNTANTS.

         o On April 10, 2000, Telescan dismissed Hein + Associates LLP as its independent accountant.

         o Neither of the reports of Hein + Associates LLP on the financial statements for years 1998 and 1999 contained an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles.

         o The dismissal of Hein + Associates LLP was recommended and approved by the Audit Committee of the board of directors of Telescan.

         o During Telescan's fiscal years 1998 and 1999 and through the period from December 31, 1999 to April 10, 2000, there were no disagreements with Hein + Associates LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Hein + Associates LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years.

         o During Telescan's fiscal years 1998 and 1999 and through the period from December 31, 1999 to April 10, 2000, there were no reportable events (as defined in Regulation S-K Item 304 (a)
                  (1) (v)).

         o Telescan provided Hein + Associates LLP with a copy of the disclosure it made in response to Item 304 (a) of Regulation S-K. Telescan requested Hein + Associates LLP to furnish, and Hein + Associates LLP furnished to Telescan, a letter addressed to the SEC stating that it agreed with the statements made by Telescan.

         NEWLY ENGAGED INDEPENDENT ACCOUNTANTS. On April 10, 2000, Telescan engaged Arthur Andersen LLP as its new independent accountant. Through April 10, 2000, neither Telescan nor anyone on its behalf consulted Arthur Andersen LLP regarding (i) the application of accounting principles to any transaction, either completed or proposed, or (ii) the type of audit opinion that might be rendered by Arthur Andersen LLP on Telescan's financial statements. In addition, through April 10, 2000, neither Telescan nor anyone on its behalf consulted Arthur Andersen LLP regarding any matter that was the subject of a disagreement (as defined in Regulation S-K Item 304 (a) (i) (iv)) or a reportable event (as defined in Regulation S-K Item 304 (a) (1) (v)).

MARKET RISK DISCLOSURE

         Telescan is exposed to market risk, which is the potential loss arising from adverse changes in market prices and rates. Telescan's exposure to interest rate changes is not considered to be material to Telescan. Telescan does not enter, or intend to enter, into derivative financial instruments for trading or speculative purposes.

         Telescan is exposed to the impact of changes in the market values of its investments. Telescan invests in equity instruments of privately held, information technology companies for business and strategic purposes. These investments are included in long-term assets and are accounted for under the cost method when ownership is less than 20% and Telescan does not significantly influence or control the operations. For these non-quoted investments, Telescan's policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. During the three months ended March 31, 2001, Telescan recorded $240,000 of impairment to these non-quoted investments. Telescan believes its financial instruments to be properly stated at fair value at March 31, 2001.

                               TELESCAN MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Telescan's directors and executive officers are as follows:

          NAME                        AGE                                    POSITION
          ----                        ---                                    --------

          William D. Savoy            36                        Director and Chairman
          Lee K. Barba                50         Director and Chief Executive Officer
          Roger C. Wadsworth          53          Senior Vice President and Secretary
          Paul A. Helbling            48                      Chief Financial Officer
          Greg E. Gensemer            34                               Vice President
          Danny E. Hoover             53                               Vice President
          Jerrold B. Smith            48                               Vice President
          Alexander T. Wyche          53            Vice President, Corporate Counsel
          Elisabeth Y. Sami           32                                     Director
          Stephen C. Wood             49                                     Director

         Each director holds office until the next annual meeting of stockholders or until his successor has been elected and qualified. The Compensation Committee and Audit Committee of the board of directors are each composed of Ms. Sami and Messrs. Savoy and Wood.

         WILLIAM D. SAVOY. Mr. Savoy was appointed Chairman of the Board in August of 2000. He currently serves as Vice President of Vulcan Ventures Incorporated, a venture capital fund wholly owned by Paul G. Allen, co-founder of Microsoft Corporation. From 1987 until November 1990, Mr. Savoy was employed by Layered, Inc., a company controlled by Mr. Allen, and became its President in 1988. From November 1990 until the present, Mr. Savoy has served as President for Vulcan Northwest Inc., a company which manages the personal financial activities of Mr. Allen. Mr. Savoy serves on the Advisory Board of Dream Works SKG of Los Angeles, California and serves on the Board of Directors of CNET, Inc. of San Francisco, California; Harbinger Corporation of Atlanta, Georgia; Metricom, Inc. of Los Gatos, California; Ticketmaster Online-CitySearch, Inc., of Pasadena California; USA Networks, Inc., of St. Petersburg, Florida; and U.S. Satellite Broadcasting of Minneapolis, Minnesota. Mr. Savoy also represents Mr. Allen in a wide variety of other personal financial transactions. Mr. Savoy holds a B.S. in Computer Science, Accounting and Finance from Atlantic Union College. Mr. Savoy has been a director since 1993.

         LEE K. BARBA. Mr. Barba has been a Director since April of 2000 and has served as Chief Executive Officer since February 2000. Mr. Barba is well known for fostering innovative global growth strategies among companies he has managed. He implemented the European expansion of Open Link Financial, an Enterprise Risk Management Software company, and doubled the company's revenues in one year by forming strategic partnerships with several Fortune 500 companies. Prior to joining Open Link, Mr. Barba served as President of Coral Energy, a wholly owned subsidiary of Shell Oil, with $4 billion in revenue, which was Shell's marketing arm in the deregulated natural gas and electricity markets. Mr. Barba joined Coral after 22 years on Wall Street, where most recently he was responsible for managing global trading businesses for Bankers Trust Company. While based in London he was responsible for managing their European offices, as well as the Global Risk Management Advisory practice which had offices in Asia and Latin America. Upon returning to New York, Mr. Barba was the senior executive of the bank responsible for managing and consolidating the firm's technology and operations functions for the global capital markets businesses, which included over 2,100 in staff operating throughout Asia, Europe and North America. Earlier in his career Mr. Barba served as co-head of the Fixed Income Division at PaineWebber and as a Vice President of Lehman Brothers Kuhn Loeb. He earned his M.B.A. from Columbia University and his B.A. from the University of North Carolina.

         ROGER C. WADSWORTH. Mr. Wadsworth was appointed Secretary in August 2000, served as Director from 1989 to 2000 and has served as Senior Vice President since 1990. From 1988 to 1990, Mr. Wadsworth served as President of Telescan. From 1983 to 1988, Mr. Wadsworth was employed as Vice President of Information Management Services, Inc., of Houston, Texas, where he provided management services to investment vehicles such as limited partnerships and joint ventures. From 1979 to 1983, he served as co-owner of D. Russell Smith Associates, a restaurant and tenant finish general contractor. Mr. Wadsworth is Secretary of IMS Securities, Inc. a full service NASD broker/dealer owned by his wife. Mr. Wadsworth holds a B.B.A. degree from the University of Houston.

         PAUL A. HELBLING. Mr. Helbling joined Telescan as Chief Financial Officer in 1999. From 1997 until joining Telescan, Mr. Helbling was Vice President of Finance at PCC Flow Technologies, Inc., a subsidiary of Precision Castparts Corporation and a $350 million manufacturer of pumps and valves in the U.S. and Europe. From 1991 to 1997 Mr. Helbling served as Vice President and Chief Financial Officer of HydroChem Industrial Services, a $150 million provider of industrial cleaning services to the petrochemical, refining, and utility industries. Mr. Helbling became a Certified Public Accountant in 1978, with experience in Big-5 public accounting, and in the contract drilling and oil and gas exploration and production industries. Mr. Helbling holds B.A. and M.A. degrees from Rice University.

         GREG E. GENSEMER. Mr. Gensemer has been Vice President since rejoining Telescan in April 1999. Prior to rejoining Telescan, Mr. Gensemer was General Manager for Paragon Software, a provider of streaming real-time quotes to individual investors, money managers and brokers. When previously employed by Telescan, Mr. Gensemer held the positions of Director of Business Development, Project Manager, Retail Sales Executive and Technical Support Representative after originally joining Telescan in 1990. Prior to joining Telescan, Mr. Gensemer was the Area Manager for Pilgrim Cleaners of Houston, Texas from 1986 to 1990. Mr. Gensemer serves on the Board of Directors of GRO Corporation of Houston, Texas.

         DANNY E. HOOVER. Mr. Hoover, Vice President since September 1996, previously held the positions of Manager of Development, Manager of Windows Development and Senior Windows Programmer. Before joining Telescan in 1992, Mr. Hoover was employed as operations manager for Praxis Incorporated, a supervisory control automation company. Mr. Hoover holds a B.S. in Electrical Engineering from Texas A&M University.

         JERROLD B. SMITH. Mr. Smith, Vice President since March 1998, previously held the positions of Business Development Manager for Telescan's Consumer Web property, WallStreetCity.com, and Technical Support Supervisor after joining Telescan in 1995. Prior to joining Telescan, Mr. Smith practiced financial planning and asset management in Houston, Texas. From 1986 to 1988, Mr. Smith was national Sales Manager for USOne Apparel of New York. From 1976 to 1986, Mr. Smith was a salesman and ultimately regional Vice President of Donmoor, Inc., a wholesale apparel manufacturer, also of New York. Mr. Smith holds a B.S. in Business Administration from the University of Houston.

         ALEXANDER T. WYCHE. Mr. Wyche, Vice President and Corporate Counsel, who joined Telescan in May 1999, previously served as an attorney for Koch Industries, Inc., a privately held international conglomerate with interests in the natural gas industry, from 1997 to 1999. Prior to 1997, Mr. Wyche held positions in the legal departments of Enron Corp. and Tenneco, Inc., and served as a legal consultant to the natural gas industry. Mr. Wyche holds a B.B.A. from Campbell University, a J.D. from North Carolina Central University and is licensed to practice law in Texas and North Carolina.

         ELISABETH Y. SAMI. Ms. Sami is Vice President of Strategic Partnership and Business Development in NBC's Digital Media group. Ms. Sami was appointed to the board of directors on June 23, 2000 to fill the position created after Christopher Glowacki's resignation. Ms. Sami has been with NBC since March 1997, originally as Vice President for International Business Development and Operations in New York, and later as Vice President of Business Development for NBC West Coast in Burbank, California. Before joining NBC, Ms. Sami served as Vice President of International Business Development for Discovery Communications from March 1993 to February 1997. She started her career in international investment consulting. Ms. Sami earned her B.A. from the University of Iowa, and received a Graduate Diploma from the University of Stockholm.

         STEPHEN C. WOOD. Mr. Wood is currently President and Chief Executive Officer of Wireless Services Corporation based in Bellevue, Washington. Until May 1996, Mr. Wood was President and CEO of Notable Technologies, L.L.C., which filed for bankruptcy in 1996. From 1993 through 1994, Mr. Wood served as Vice President of Information Broadcasting for McCaw Development Corporation located in Kirkland, Washington. Until February 1993, he was President of Starwave Corporation, a company he formed in 1991 with Microsoft Corporation co-founder Paul G. Allen to develop and market data and information products. From 1986 through 1991, Mr. Wood served in several executive positions at Asymetrix Corporation, a software development and marketing firm founded by Mr. Allen. From 1980 until 1985, Mr. Wood was in charge of building a microcomputer software development organization for Datapoint Corporation in Austin, Texas, after serving in research & development and marketing positions. Mr. Wood began his career in 1976 when he became the sixth employee of Microsoft Corporation, where he was general manager from 1977 to 1980. Mr. Wood holds a B.S. in Computer Engineering from Case Western Reserve University and an M.S. in Electrical Engineering from Stanford University. Mr. Wood has been a director since 1992.

EXECUTIVE COMPENSATION

         The following table reflects all forms of compensation for services to Telescan for the years ended December 31, 2000, 1999, and 1998, of the individuals serving as Telescan's Chief Executive Officer during 2000 and Telescan's four most highly compensated executive officers who were serving Telescan at the end of 2000 and who earned more than $100,000 that year.

                         SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM
                                                            ANNUAL COMPENSATION                       COMPENSATION
                                            -----------------------------------------------------    --------------
                                                                                                       SECURITIES
                                                                                                       UNDERLYING
                 NAME                           YEAR               SALARY              BONUS            OPTIONS
------------------------------------------  -------------  ---------------------  ---------------    --------------

Lee K. Barba                                     2000            $248,103(1)         $ 45,866              833,321
Chief Executive Officer

David L. Brown                                   2000             138,300                  --               58,378
Former Chief Executive Officer                   1999             158,750                  --                4,393
                                                 1998             140,000                  --               28,800

David M. Berray                                  2000             160,240(1)           18,982              109,459
Chief Operating Officer

Roger C. Wadsworth                               2000             118,750              25,299               41,478
Senior Vice President                            1999              96,000                  --                2,662
                                                 1998              84,000                  --               13,200

Paul A. Helbling                                 2000             130,625              27,829               31,626
Chief Financial Officer                          1999              42,096(2)               --               12,729

Joseph Frantz                                    2000             116,375              33,480               22,801
Vice President, Chief Information                1999              93,460               3,727                  932
   Officer                                       1998              83,659                  --                6,890


--------------------------------------------------------------------------------

(1) Messrs. Barba and Berray joined Telescan during 2000. Therefore, the amounts reflected for 2000 are for a partial year.

(2) Mr. Helbling joined Telescan during 1999. Therefore, the amounts reflected for 1999 are for a partial year.

         The following table reflects all forms of compensation for services to Telescan for the years ended December 31, 2000, 1999, and 1998, of two executive officers who would have been included above had they been employed by Telescan at December 31, 2000 and who earned more than $100,000 that year.

                                                                                                        LONG-TERM
                                                            ANNUAL COMPENSATION                       COMPENSATION
                                            -----------------------------------------------------    --------------
                                                                                                       SECURITIES
                                                                                                       UNDERLYING
                 NAME                           YEAR                SALARY              BONUS           OPTIONS
------------------------------------------  -------------  ---------------------  ---------------    --------------

Ronald Warren                                   2000             $   147,692           $ 30,359           24,137
Former President                                1999                 118,269                 --           13,195
         Resigned August 2000                   1998                 100,000                 --           14,000

Edward C. Oliver                                2000                 117,500             27,829            6,000
Former Vice President                           1999                  60,429(1)              --           17,929
         Resigned May 2000

--------------------------------------------------------------------------------
(1) Mr. Oliver joined Telescan during 1999. Therefore, the amounts reflected for 1999 are for a partial year.

         STOCK OPTIONS. The following tables set forth information relating to the named executive officers with respect to (i) stock options granted in 2000, and (ii) the total number of exercised options through 2000 and the value of the unexercised in-the-money options at the end of 2000.

OPTION GRANTS IN LAST FISCAL YEAR

                                                PERCENT OF                                      POTENTIAL REALIZABLE VALUE AT
                                                  TOTAL                                         ASSUMED ANNUAL RATE OF STOCK
                              NUMBERS OF         OPTIONS                                        PRICE APPRECIATION FOR OPTION
                              SECURITIES       GRANTED TO       EXERCISE                                     TERM
                              UNDERLYING      EMPLOYEES IN     PRICE PER       EXPIRATION       -------------------------------
          NAME              OPTIONS GRANTED    FISCAL YEAR       SHARE            DATE               5%               10%
--------------------------  ----------------  -------------  ------------    --------------  ----------------------------------

Lee K. Barba                   400,000(1)          20.03%      $  19.00        02/27/10       $  4,779,599     $ 12,114,443
                                12,401(2)           0.62           5.00        08/10/10             38,995           98,820
                               420,920(3)          21.08           2.00        10/29/10            529,429        1,341,676
David L. Brown                  20,000(4)           1.00          21.63        01/31/10            272,060          689,453
                                 3,892(2)           0.19          19.25        02/24/10             47,117          119,405
                                 8,349(2)           0.42          10.94        05/07/10             57,442          145,569
                                 6,936(2)           0.35           5.00        08/10/10             21,810           55,271
                                 7,500(2)           0.38           2.00        10/16/10              9,433           23,906
                                11,701(2)           0.59           2.00        10/29/10             14,717           37,297
David M. Berray                100,000(5)           5.01          22.50        03/13/10          1,415,013        3,585,921
                                 9,459(2)           0.47           5.00        08/10/10             29,744           75,376
Roger C. Wadsworth              10,000(4)           0.50          21.63        01/31/10            136,030          344,726
                                 2,359(2)           0.12          19.25        02/24/10             28,559           72,373
                                 5,255(2)           0.26           5.00        08/10/10             16,524           41,876
                                15,000(6)           0.75           2.00        10/16/10             18,867           47,812
                                 8,864(2)           0.44           2.00        10/29/10             11,149           28,254
Paul A. Helbling                 6,000(4)           0.30          21.63        01/31/10             81,618          206,836
                                 2,595(2)           0.13          19.25        02/24/10             31,416           79,613
                                 5,780(2)           0.29           5.00        08/10/10             18,175           46,059
                                 7,500(6)           0.38           2.00        10/16/10              9,433           23,906
                                 9,751(2)           0.49           2.00        10/29/10             12,265           31,081

                                                PERCENT OF                                      POTENTIAL REALIZABLE VALUE AT
                                                  TOTAL                                         ASSUMED ANNUAL RATE OF STOCK
                              NUMBERS OF         OPTIONS                                        PRICE APPRECIATION FOR OPTION
                              SECURITIES       GRANTED TO       EXERCISE                                     TERM
                              UNDERLYING      EMPLOYEES IN     PRICE PER       EXPIRATION       -------------------------------
          NAME              OPTIONS GRANTED    FISCAL YEAR       SHARE            DATE               5%               10%
--------------------------  ----------------  -------------  ------------    --------------  ----------------------------------

Joseph P. Frantz                 6,000(4)           0.30          21.63        01/31/10             81,618          206,836
                                 1,651(2)           0.08          19.25        02/24/10             19,987           50,652
                                 5,150(2)           0.26           5.00        08/10/10             16,194           41,039
                                10,000(6)           0.50           2.00        10/16/10             12,578           31,875
Ronald Warren                   15,000(4)           0.75          21.63        08/08/01 7          204,045          517,090
                                 2,831(2)           0.14          19.25        08/08/01 7           34,273           86,854
                                 6,306(2)           0.32           5.00        08/08/01 7           19,829           50,251
Edward C. Oliver                 6,000(4)           0.30          21.63        05/21/01 7           81,618          206,836

------------------------------
(1) Option vests in 3 components: (a) 100,000 shares vest six months from the date of grant, (b) 100,000 vest annually in equal installments over five years beginning one year after the date of grant subject to acceleration of vesting over four years if performance targets are met, and (c) 200,000 shares vest five years from the date of grant subject to acceleration of vesting to four years if performance targets are met.

(2)      Options vest immediately upon grant.

(3) Option vests in 3 components: (a) 220,920 shares vest immediately, (b) 100,000 vest annually in equal installments over four years beginning one year after the date of grant subject to acceleration of vesting over three years if performance targets are met, and (c) 100,000 shares vest four years from the date of grant subject to acceleration of vesting to three years if performance targets are met.

(4) On October 17, 2000, the vesting of these options was accelerated to vest 100% on that date.

(5) Options vest in three components: (a) 25,000 shares vest six months from date of grant, (b) 25,000 vest ratably over five years from date of grant subject to acceleration to four years if certain performance targets are met, and (c) 50,000 vest at the end of five years subject to acceleration to four years if certain performance targets are met.

(6)      Options vest 50% annually beginning 12 months after date of grant.

(7) Per their severance agreements, the expiration date of these options was extended one year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

                                                                                                          VALUE OF
                                                                                                         UNEXERCISED
                                                                     NUMBER OF SECURITIES UNDERLYING    IN-THE-MONEY
                                                                      UNEXERCISED OPTIONS AT FISCAL      OPTIONS AT
                                                                                 YEAR END              FISCAL YEAR END
                                        SHARES                        ------------------------------   ---------------
                                      ACQUIRED ON                                                        EXERCISABLE/
               NAME                    EXERCISE     VALUE REALIZED      EXERCISABLE/UNEXERCISABLE       UNEXERCISABLE
-------------------------------      -------------  --------------    ------------------------------   ---------------

Lee K. Barba                                 --              --           333,321/         500,000             --/--

David L. Brown                               --              --           139,506/              --             --/--

David M. Berray                              --              --            34,459/          75,000             --/--

Roger C. Wadsworth                           --              --            63,536/          15,000             --/--

Paul A. Helbling                             --              --            36,855/           7,500             --/--

Joseph F. Frantz                          6,373         $34,622            20,623/          10,000             --/--

Ronald Warren                                --              --            72,748/              --             --/--

Edward C. Oliver                          2,595         $49,954            23,929/              --             --/--



         DIRECTOR COMPENSATION. Telescan currently pays non-employee Directors cash fees of $1,500 per Board meeting attended and reimburses expenses incurred by Directors to attend such meetings. Directors who are not officers of Telescan are typically granted stock options annually, at an exercise price consistent with the market.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information, as of July _, 2001 unless otherwise indicated, with respect to the number of shares of Telescan common stock beneficially owned by (1) each director, nominee for director, and/or named executive officer individually, (2) all executive officers and directors of Telescan as a group, and (3) each stockholder known by Telescan to be the beneficial owner of more than 5% of Telescan's common stock. The number of shares is exclusive of shares allocated to the person's account through Telescan's 401(k) plan. Except as noted below, each stockholder has sole voting and investment power with respect to the shares shown.

                                                         NUMBER OF SHARES
OWNERS                                                  BENEFICIALLY OWNED(1)        % OF CLASS
------                                                  ---------------------        ----------

William D. Savoy                                              67,508                     *
Lee K. Barba                                                 333,321                     2
Roger C. Wadsworth                                           147,104                     *
Paul A. Helbling                                              42,855                     *
Elisabeth Y. Sami                                              7,500                     *
Stephen C. Wood                                               60,200                     *
David M. Berray (4)                                            8,000                     *
Joseph F. Frantz, II (4)                                      22,623                     *
Ronald Warren (5)                                            124,950                     *
Edward C. Oliver (5)                                             200                     *
David L. Brown (6)                                           753,956 (2)                 4

                                                         NUMBER OF SHARES
OWNERS                                                  BENEFICIALLY OWNED(1)        % OF CLASS
------                                                  ---------------------        ----------

National Broadcasting Company, Inc. and
GE Capital Equity Investments, Inc.
       120 LONG RIDGE ROAD
       STAMFORD, CONNECTICUT 06927                            2,331,348                   14

Lacy J. Harber
       LJH, Corp.
       377 NEVA LANE
       DENISON, TEXAS 75020                                   2,314,000                   14

Paul G. Allen
       Vulcan Ventures Incorporated
       505 UNION STATION
       505 5TH AVENUE SO., SUITE 900
       SEATTLE, WASHINGTON 98104                              1,390,000 3                  7

G. Robert Friedman
       Friedman & Associates
       P. O. BOX 676161
       RANCHO SANTA FE, CALIFORNIA 92067                      1,053,919                    6

All Directors and executive officers as a group
(10 persons)                                                    756,631                    4

     -----------------

*Less than 1%.

(1) Each of the share amounts shown for the directors and officers includes options to purchase additional shares, which are exercisable within the next sixty days, as follows: Mr. Savoy - 34,535, Mr. Barba - 333,321, Mr. Wadsworth - 63,536, Mr. Helbling - 36,855, Ms. Sami - 7,500, Mr. Wood - 20,250, Mr. Frantz - 20,623, Mr. Warren - 72,748.

(2) Includes 636,318 shares owned by the Brown Family Partnership. David L. Brown has shared voting and investment power in the Brown Family Partnership along with other family members who are not officers and/or directors of Telescan. Includes 117,638 shares owned by David L. Brown personally.

(3)      Vulcan is owned 100% by Paul G. Allen.

(4) The following employees resigned subsequent to December 31, 2000, but are named executives: Mr. Berray - resigned January 2001; Mr. Frantz - resigned June 2001.

(5) The following employees resigned prior to December 31, 2000, but are named executives: Mr. Warren - resigned August 2000; Mr. Oliver - resigned May 2000.

(6) Mr. Brown's employment with Telescan ended on March 9, 2001 upon the expiration of his employment contract with Telescan.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTION WITH DIRECTORS AND EXECUTIVE OFFICERS

         In the normal course of business some members of the Board of Directors have proposed business alliances between Telescan and companies with which they are associated. In the opinion of management, each of these transactions or arrangements was entered into on terms as favorable to Telescan as could have been obtained in transactions or arrangements with unaffiliated third parties.

         VULCAN VENTURES, INCORPORATED. Pursuant to the terms of a May 20, 1992 stock purchase agreement between Vulcan Ventures and Telescan, Vulcan has the right to designate one nominee director to Telescan's Board of Directors for as long as Vulcan Ventures (or its affiliate) owns at least 540,000 shares of common stock of Telescan. In addition, Telescan has agreed not to take any corporate action to increase its number of directors to more than seven without the unanimous written consent of all directors for as long as Vulcan Ventures (or its affiliate) owns at least 540,000 shares of common stock of Telescan.

         KNOWLEDGE EXPRESS DATA SYSTEMS, L.C. ("KEDS"). At December 31, 2000, Telescan owned 55.58% of KEDS and a joint venture controlled by GRF Interests, Inc. ("GRF") owned the remaining interest. G. Robert Friedman, a significant stockholder and a former director of Telescan, controls GRF. Telescan and the joint venture sold their interests in KEDS to an unrelated third party in February 2001. Through that date, Telescan provided computer hardware, programming, systems maintenance, data loading, telecommunications and certain administrative services to KEDS. For the year ended December 31, 2000, KEDS assets were reclassified as net liabilities held for sale, totaling $15,000.

         TELEBUILD, L.C. ("TELEBUILD"). Friedman Interests, Inc., a company controlled by G. Robert Friedman, owns 45.42% of Telebuild. Telescan and the Brown Family Partnership own 15.83% and 25.44%, respectively, of Telebuild. The Brown Family Partnership is owned by David L. Brown, a Director and the former Chairman of Telescan, and other members of the Brown family. Through December 31, 2000, Telescan performed services under contract for Telebuild, which consisted primarily of the development, maintenance and operation of the Telebuild database system and the provision of office space, equipment and furniture. Telescan charged Telebuild for its personnel at a stipulated rate, which reflected the full absorption of overhead costs to Telescan. Non-personnel expenditures under the agreement are billed at actual cost. During 2000, Telescan wrote off $384,000 of intercompany receivables due from Telebuild when it became apparent that they would never be recovered. At December 31, 2000, Telescan had no investment recorded for Telebuild and Telebuild owed Telescan an additional $19,000, which was subsequently paid. For the year ended December 31, 2000, $55,000, or less than 1%, of Telescan's total revenue was derived from services provided to Telebuild.

         NATIONAL BROADCASTING COMPANY, INC. In a letter agreement dated February 22, 1999 between NBC and Telescan, NBC was granted the right to have an individual designated by NBC (the "NBC Designee") included as a nominee for the Board of Directors of Telescan. NBC shall have this right until GE Capital Equity Investments, Inc. ("GE Equity") owns less than 5% of the outstanding common stock of Telescan or the license agreement with NBC terminates or expires, whichever event occurs earlier. Pursuant to this agreement, NBC has designated, and the Board of Directors has approved, Ms. Elisabeth Y. Sami.

         In addition, GE Equity has the right to designate an individual to be present at all Board of Directors meetings. Such individual will not be a participating or voting member of the Board of Directors and may remain as a designee as long as GE Equity owns at least 5% of Telescan's outstanding common stock.

         GRO CORPORATION. Mr. Greg E. Gensemer, an officer of Telescan, serves on the Board of Directors for GRO Corporation. Telescan has entered into licensing and servicing agreements with this company. In December 2000, the licensing agreement was amended to terminate development of a new product for GRO. As a result of this modification, $153,000 of deferred license fees for GRO were accelerated and recognized into revenue in December. At December 31, 2000, Telescan still had approximately $358,000 of deferred license fees from GRO to be recognized into revenue through 2003. Telescan recognized $190,000 in revenue during 2000 from this licensing agreement, excluding the accelerated revenue. Telescan owned 603 shares of GRO Corporation representing an ownership interest of 5.1% at December 31, 2000.

               LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

         Nevada law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages under certain conditions and circumstances. The Articles of Incorporation of the Company limit the liability of directors of the Company to the Company or its shareholders to the fullest extent permitted by Nevada law. Specifically, no director of the Company will be personally liable to the Company or its shareholders for monetary damages for any act or omission in such director's capacity as a director, except for (i) a breach of the director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law; (iii) an act or omission for which the liability of a director is expressly provided for by an applicable statute or (iv) any transaction from which the director derived an improper personal benefit, whether or not the benefit resulted from an action taken in the person's official capacity.

         The inclusion of this provision in the Company's Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. However, such limitation on liabilities does not affect the standard of conduct with which directors must comply, the availability of equitable relief or any causes of action based on federal law.

         The Company's Articles of Incorporation provide for the indemnification of its current and former officers and directors to the fullest extent permitted by applicable law.

                                     EXPERTS

         The consolidated financial statements of the Company included in this Prospectus have been audited by Jones, Jensen & Company, HJ & Associates, LLC and BDO Siedman, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing.

         The December 31, 2000 consolidated financial statements and schedules of Telescan will be included in this Prospectus by amendment. Such financial statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and will be included herein by amendment in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of Telescan as of or for periods ending prior to December 31, 2000 will be included in this Prospectus by amendment. Such financial statements have been audited by Hein + Associates LLP, independent public accountants, as indicated in their reports with respect thereto, and will be included herein by amendment in reliance upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this Rescission Offer. While this Prospectus, which forms a part of the registration statement, contains the information that the Company believes is material relative to the Rescission Offer, it does not contain all of the information set forth in the registration statement. Statements contained in this Prospectus as to the contents of any document are not necessarily complete, and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement. Copies of the registration statement may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the SEC. The address of such site is http://www.sec.gov.

         The Company and Telescan file annual, quarterly and current reports, and other information with the SEC. The Company and Telescan have each filed with the SEC a joint proxy statement/prospectus on Schedule 14A, pertaining to the proposed merger described in this Prospectus. You may read and copy any documents either company files, at the SEC's public reference section, referenced in the above paragraph. Copies of documents filed by Telescan with the SEC are also available at the offices of the Nasdaq Stock Market, 1735 K Street, NW, Washington, D.C. 20006.

         Request for documents of the Company should be directed to:

                  Investor Relations

                  ZiaSun Technologies, Inc.
                  665 San Rodolfo, Suite 120
                  Solana Beach, CA 90275
                  (858) 350-4060

                            ZIASUN TECHNOLOGIES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                Page
                                                                                ----
Report of Independent Public Accountants ....................................   F-2
Independent Auditors' Report ................................................   F-3
Consolidated Balance Sheets as of December 31, 2000 and December 31, 1999 ...   F-4
Consolidated Statements of Operations and Comprehensive Income for the
   Three Years Ended December 31, 2000 ......................................   F-6
Consolidated Statements of Stockholders' Equity for the Three Years
   Ended December 31, 2000 ..................................................   F-8
Consolidated Statements of Cash Flows for the Three Years Ended
   December 31, 2000 ........................................................   F-10
Notes to Consolidated Financial Statements ..................................   F-12
Selected Quarterly Financial Data (unaudited) ...............................   F-33
Unaudited Consolidated Balance Sheets as of March 31, 2001 and
   December 31, 2000 ........................................................   F-34
Unaudited Consolidated Statements of Operations for the Three Months
   Ended March 31, 2001 and March 31, 2000 ..................................   F-36
Unaudited Consolidated Statements of Stockholders' Equity for the Year
   Ended December 31, 2000 and the Three Months Ended March 31, 2001 ........   F-38
Unaudited Consolidated Statements of Cash Flows for the Three Months
   Ended March 31, 2001 and March 31, 2000 ..................................   F-40
Notes to the Unaudited Consolidated Financial Statements ....................   F-42

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Boards of Directors of
ZiaSun Technologies, Inc.

     We have audited the accompanying balance sheet of ZiaSun Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2000 and the related statements of operations and comprehensive income, changes in stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of ZiaSun Technologies, Inc. and subsidiaries as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
March 9, 2001, except for
Notes 3 and 10, which are as of
April 13, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
ZiaSun Technologies, Inc. and Subsidiaries
Solana Beach, California

We have audited the accompanying consolidated balance sheet of ZiaSun Technologies, Inc. and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZiaSun Technologies, Inc. and Subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

Jones, Jensen & Company
Salt Lake City, Utah
March 25, 2000

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets

                                     ASSETS

                                                                                 December 31,
                                                                        -------------------------------
                                                                            2000               1999
                                                                        ------------       ------------
CURRENT ASSETS

Cash and cash equivalents ........................................      $  3,851,897       $  9,283,310
Trade receivables ................................................           954,848            744,293
Prepaid expenses .................................................           265,618             65,962
                                                                        ------------       ------------
Total Current Assets .............................................         5,072,363         10,093,565
                                                                        ------------       ------------
EQUIPMENT

Machinery and equipment ..........................................           288,905            174,947
Office equipment .................................................           169,663            125,371
Leasehold improvements ...........................................            76,681             57,857
                                                                        ------------       ------------
                                                                             535,249            358,175
Less: accumulated depreciation ...................................          (171,585)           (75,632)
                                                                        ------------       ------------
Equipment, Net ...................................................           363,664            282,543
                                                                        ------------       ------------
OTHER ASSETS

Equity investment (Note 3) .......................................         6,055,000                 --
Net assets of discontinued operations (Note 10) ..................           403,915          6,148,270
Goodwill - net of accumulated amortization of $3,849,826 and
     $223,535 (Note 2, 11 and 15) ................................        35,802,447          2,756,932
Receivables - related parties (Note 6) ...........................                --             68,236
Other assets .....................................................            16,048            107,338
                                                                        ------------       ------------
Total Other Assets ...............................................        42,277,410          9,080,776
                                                                        ------------       ------------
TOTAL ASSETS .....................................................      $ 47,713,437       $ 19,456,884
                                                                        ============       ============

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheets (continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                     December 31,
                                                                                            -------------------------------
                                                                                                2000               1999
                                                                                            ------------       ------------
CURRENT LIABILITIES

Accounts payable and accrued expenses ................................................      $  1,855,544       $    872,064
Related party payable (Note 6) .......................................................                --            690,000
Income tax payable (Note 5) ..........................................................            26,958          1,947,264
Sales tax payable ....................................................................         3,004,914            136,499
GST payable ..........................................................................           112,841             74,830
                                                                                            ------------       ------------
Total Current Liabilities ............................................................         5,000,257          3,720,657

Total Liabilities ....................................................................         5,000,257          3,720,657

COMMITMENTS AND CONTINGENCIES (Note 3 and 4)

Shares subject to rescission (Note 14) ...............................................           613,830                 --

STOCKHOLDERS' EQUITY (Note 1, 12 and 13)

Common stock: 250,000,000 shares authorized of $0.001 par value, 32,675,330 shares issued and 32,314,630 outstanding at December 31, 2000, 22,205,018 shares
     issued and 22,141,818 outstanding, at December 31, 1999 .........................            32,675             22,205
Additional paid-in capital ...........................................................        16,909,372         12,504,547
Treasury stock, 360,700 and 63,200 shares, respectively ..............................          (799,538)           (34,030)
Other comprehensive income ...........................................................                --             54,230
Deferred compensation ................................................................           (36,097)           (30,000)
Retained earnings / (Accumulated Deficit) ............................................       (74,007,062)         3,219,275
                                                                                            ------------       ------------
Total Stockholders' Equity ...........................................................        42,099,350         15,736,227
                                                                                            ------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........................................      $ 47,713,437       $ 19,456,884
                                                                                            ============       ============

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
         Consolidated Statements of Operations and Comprehensive Income

                                                                                     For the Years Ended
                                                                                         December 31,
                                                                       --------------------------------------------------
                                                                           2000               1999               1998
                                                                       ------------       ------------       ------------
SALES, NET ......................................................      $ 54,667,477       $ 23,619,590       $         --

COST OF GOODS SOLD ..............................................        28,275,184         13,026,015                 --
                                                                       ------------       ------------       ------------
Gross Margin ....................................................        26,392,293         10,593,575                 --
                                                                       ------------       ------------       ------------
OPERATING EXPENSES
General and administrative ......................................        19,049,784          5,493,459             77,045
Depreciation and amortization expense ...........................         3,106,395            540,815                 --
Goodwill impairment (Note 2 and 15) .............................        71,755,840                 --                 --
Bad debt expense ................................................            93,526                 --                 --
Consulting fees - related party (Note 6) ........................                --            190,060                 --
                                                                       ------------       ------------       ------------
Total Operating Expenses ........................................        94,005,545          6,224,334             77,045
                                                                       ------------       ------------       ------------
Income (Loss) from Operations ...................................       (67,613,252)         4,369,241            (77,045)
                                                                       ------------       ------------       ------------
OTHER INCOME (EXPENSE)

Loss on equity investments (Note 3) .............................          (200,000)                --                 --
Interest expense ................................................            (4,393)           (21,247)                --
Interest and dividend income ....................................           355,707             53,868                 --
Other income (expense) ..........................................            15,423            (15,138)                --
                                                                       ------------       ------------       ------------
Total Other Income (Expense) ....................................           166,737             17,483                 --
                                                                       ------------       ------------       ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES ........................................       (67,446,515)         4,386,724            (77,045)

INCOME TAXES (Note 5) ...........................................        (3,101,153)        (1,754,690)                --
                                                                       ------------       ------------       ------------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ....................       (70,547,668)         2,632,034            (77,045)
                                                                       ------------       ------------       ------------
DISCONTINUED OPERATIONS

Income (Loss) from Discontinued Operations ......................        (2,921,969)           648,457            846,365
Gain (Loss) on Disposal of Discontinued Operations, net of
     income tax provision of $ -0-, $2,029,420 and $ -0-,
     respectively ...............................................        (3,756,700)         2,683,748                 --
                                                                       ------------       ------------       ------------
NET INCOME (LOSS) ...............................................      $(77,226,337)      $  5,964,239       $    769,320
                                                                       ============       ============       ============

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
   Consolidated Statements of Operations and Comprehensive Income (continued)

                                                               For the Years Ended December 31,
                                                   -----------------------------------------------------
                                                        2000                 1999               1998
                                                   --------------       --------------      ------------
INCOME (LOSS) PER COMMON SHARE (Note 9)

BASIC WEIGHTED AVERAGE COMMON SHARES ........          29,744,300           21,769,583        17,022,767

NET INCOME (LOSS) PER SHARE
     COMMON SHARE

Continuing Operations .......................      $        (2.37)      $         0.12      $         --
Discontinued Operations .....................               (0.23)                0.15              0.05
                                                   --------------       --------------      ------------
BASIC NET INCOME (LOSS) PER
     COMMON SHARE ...........................      $        (2.60)      $         0.27      $       0.05
                                                   ==============       ==============      ============
DILUTED WEIGHTED AVERAGE
     COMMON SHARES ..........................          29,744,300           25,796,000        17,022,767

DILUTED NET INCOME (LOSS) PER
     COMMON SHARE

Continuing Operations .......................      $        (2.37)      $         0.10      $         --
Discontinued Operations .....................               (0.23)                0.13              0.05
                                                   --------------       --------------      ------------
DILUTED NET INCOME (LOSS) PER
     COMMON SHARE ...........................      $        (2.60)      $         0.23      $       0.05
                                                   ==============       ==============      ============
COMPREHENSIVE INCOME AND ITS COMPONENTS CONSIST OF THE FOLLOWING:

Net income (loss) ...........................      $  (77,226,337)      $    5,964,239      $    769,320

Foreign currency translation adjustment .....             (54,230)              15,436            (2,967)
                                                   --------------       --------------      ------------
NET COMPREHENSIVE INCOME (LOSS) .............      $  (77,280,567)      $    5,979,675      $    766,353
                                                   ==============       ==============      ============


        See accompanying notes to the consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity

                                                                                 Other                   Retained
                                  Common Stock         Additional                Compre-    Deferred     Earnings
                               --------------------     Paid-in      Treasury    hensive     Compen-   (Accumulated
                                 Shares      Amount     Capital       Stock      Income      sation       Deficit)        Total
                               ----------   -------   -----------   --------    --------    --------   -------------   ------------
Balance December 31, 1997 .... 15,800,000   $15,800   $ 3,576,129   $     --    $     --    $(40,000)   $(3,514,284)   $     37,645

Purchase of Momentum ASIA,
 Inc. and Momentum
 Internet, Inc. (Note 1) .....  5,130,000     5,130     5,347,265    (70,000)     41,761          --             --       5,324,156

Currency translation
 adjustment ..................         --        --            --         --      (2,967)         --             --          (2,967)

Net income for the year
 ended December 31, 1998 .....         --        --            --         --          --          --        769,320         769,320
                               ----------   -------   -----------   --------    --------    --------   -------------   ------------
Balance December 31, 1998 .... 20,930,000    20,930     8,923,394    (70,000)     38,794     (40,000)    (2,744,964)      6,128,154
                               ----------   -------   -----------   --------    --------    --------   -------------   ------------
Purchase of ASIA4Sale.com,
 Ltd. (Note 1) ...............    100,000       100       249,900         --          --          --             --         250,000

Purchase of Online Investors
 Advantage, Inc. (Note 1) ....  1,150,000     1,150     2,873,850         --          --          --             --       2,875,000

Exercise of stock option at
 $2.00 per share (Note 8) ....     25,000        25        49,975         --          --          --             --          50,000

Amortization of
 deferred compensation .......         --        --            --         --          --      10,000             --          10,000

Proceeds from the sale of
 the Company's common stock
 by a Subsidiary (Note 12) ...         --        --       407,428     35,970          --          --             --         443,398

Adjustment for forward
 stock split (Note 1) ........         18        --            --         --          --          --             --              --

Currency translation
 adjustment ..................         --        --            --         --      15,436          --             --          15,436

Net income for the year
 ended December 31, 1999 .....         --        --            --         --          --          --      5,964,239       5,964,239
                               ----------   -------   -----------   --------    --------    --------   -------------   ------------
Balance December 31, 1999 .... 22,205,018   $22,205   $12,504,547   $(34,030)   $ 54,230    $(30,000)   $ 3,219,275      15,736,227
                               ----------   -------   -----------   --------    --------    --------   -------------   ------------

           See accompanying notes to consolidated financial statements

Balance December 31, 1999 .... 22,205,018   $22,205   $ 12,504,547  $ (34,030)  $ 54,230   $(30,000)  $  3,219,275      15,736,227
                               ----------   -------   ------------  ---------   --------   --------   ------------    ------------
Exercise of stock options
 (Note 8) ....................     50,000        50         99,950         --         --         --             --         100,000

Earn-out agreement of Online
 Investors, Advantage, Inc.
 (Note 1) ....................  9,820,152     9,820    100,567,674         --         --         --             --     100,577,494

Common stock issued
 for services ................    201,660       201        843,120         --         --         --             --         843,321

Sale of Momentum Internet,
 Inc. Subsidiary (Note 10) ...   (725,000)     (725)            --         --         --         --             --            (725)

Discontinuance of foreign
 Subsidiaries (Note 10) ......         --        --             --         --    (54,230)        --             --         (54,230)

Amortization of deferred
 compensation ................         --        --             --         --         --     43,752             --          43,752

Deferred compensation
 (Note 8) ....................         --        --         49,849         --         --    (49,849)            --              --

Common stock issued for
 related party debt
 (Note 6) ....................    103,500       104        689,896         --         --         --             --         690,000

Acquisition of subsidiaries
 (Note 1) ....................  1,020,000     1,020      2,074,350         --         --         --             --       2,075,370

Warrant grant (Note 13) ......         --        --         70,935         --         --         --             --          70,935

Options granted for
 services (Note 8) ...........         --        --          9,051         --         --         --             --           9,051

Repurchase of common stock
 by the Company ..............         --        --             --   (765,508)        --         --             --        (765,508)

Loss for the year ended
 December 31, 2000 ...........         --        --             --         --         --         --    (77,226,337)    (77,226,337)
                               ----------   -------   ------------  ---------   --------   --------   ------------    ------------
Balance December 31, 2000 .... 32,675,330   $32,675   $116,909,372  $(799,538)  $     --   $(36,097)  $(74,007,062)  $  42,099,350
                               ==========   =======   ============  =========   ========   ========   ============   =============

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                        For the Years Ended December 31,
                                                                 ----------------------------------------------
                                                                    2000               1999              1998
                                                                 ------------       -----------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) from continuing operations ..............      $(70,547,668)      $ 2,632,034       $ (77,045)
Adjustments to reconcile income (loss) to net cash
   provided by (used in)operating activities:
Common stock for services .................................           843,321                --              --
Cancellation of common stock ..............................              (725)               --              --
Depreciation and amortization .............................         3,140,147           283,458              --
Goodwill impairment .......................................        71,755,840                --              --
Loss on equity investment .................................           200,000                --              --
Loss and disposal of assets ...............................             9,335                --              --
Stock warrant granted for services ........................            70,935                --              --
Stock options granted for services ........................             9,051                --              --
Changes in operating assets and liabilities:
Increase in trade receivables .............................          (210,555)         (404,536)             --
Increase in prepaids ......................................          (199,656)          (65,962)             --
(Increase) in related party, receivables ..................            68,236           (68,236)             --
Decrease in other assets ..................................            91,290            38,612              --
Increase in accounts payable and accrued expenses .........           983,480           586,113              --
Increase (decrease) in income taxes payable ...............        (1,920,306)        1,947,264              --
Increase in goods and services tax payable ................            38,011            74,830              --
Increase in sales tax payable .............................         2,868,415           136,499              --
                                                                 ------------       -----------       ---------
Net Cash Provided by Continuing Operating Activities ......         7,199,151         5,160,076         (77,045)

Net Cash Provided by (Used in) Discontinued Operations ....           929,186        (1,940,256)        521,797

Net Cash Provided by Operating Activities .................         8,128,337         3,219,820         444,752

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equity investment .............................        (6,255,000)               --              --
Purchase of discontinued subsidiary .......................          (300,000)               --              --
Sale of subsidiary ........................................                --         5,000,000              --
Earn-out payment to former shareholders of
   subsidiary (Note 7) ....................................        (6,000,000)               --              --
Purchases of property and equipment .......................          (196,512)         (237,689)             --
Acquisition of subsidiary .................................                --          (400,000)             --
Investing activities of discontinued operations ...........           (53,502)               --              --
                                                                 ------------       -----------       ---------
Net Cash Provided by
 (Used in) Investing Activities ...........................       (12,805,014)        4,362,311              --
                                                                 ------------       -----------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Financing activities of discontinued operations ...........           (89,228)               --              --
Purchase of treasury stock ................................          (765,508)               --              --
Sale of the Company's common stock by a subsidiary ........                --           443,398              --
Proceeds from borrowings - related parties ................                --           690,000              --
Proceeds from exercise of stock options ...................           100,000            50,000              --
                                                                 ------------       -----------       ---------
Net Cash Provided by
(Used in) Financing Activities ............................      $   (754,736)      $ 1,183,398       $      --
                                                                 ------------       -----------       ---------

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)

                                                                      For the Years Ended
                                                                           December 31,
                                                         ----------------------------------------------
                                                              2000              1999            1998
                                                         -------------       ----------      ----------
NET INCREASE (DECREASE) IN CASH ...................      $  (5,431,413)      $8,765,529      $  444,752

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR .................................          9,283,310          517,781          73,029
                                                         -------------       ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR ..........      $   3,851,897       $9,283,310      $  517,781
                                                         =============       ==========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash Paid For:

Interest ..........................................      $       4,392       $   22,299      $       --
Income taxes ......................................      $   4,992,587       $1,514,000      $       --

Schedule of Non-Cash Financing Activities:

Purchase of subsidiaries for common stock .........      $ 102,652,864       $3,125,000      $5,534,156
Conversion of note receivable to treasury stock ...      $          --       $       --      $   70,000
Conversion of note payable related party to
     Common stock .................................      $     690,000       $       --      $       --
Issuance of stock subject to rescission ...........      $     614,200       $       --      $       --

          See accompanying notes to consolidated financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     The financial statements presented are those of ZiaSun Technologies, Inc. (the "Company"). The Company was incorporated in the State of Nevada on March 19, 1996. The Company is a holding company originally in the business of acquiring companies and operations with business models developed around the Internet. The Company is currently in the business of providing investment seminars. The Company was considered a development stage company as defined in SFAS No. 7 until the acquisition of Momentum Asia, Inc. and Momentum Internet, Inc. in 1998. The Company changed its name to "BestWay U.S.A., Inc." on April 17, 1997 and, subsequently, changed its name to ZiaSun Technologies, Inc. during 1998. On September 10, 1998 in connection with the agreement and plan of reorganization described below, the shareholders of the Company authorized and the Company completed a reverse stock split of 1-for-2. On May 14, 1999, the Company's common stock was forward split on a 2 shares for 1 share basis. All references to shares of common stock have been retroactively restated.

     BestWay Beverages, Inc. (BBI), a wholly-owned subsidiary, was incorporated in the State of Nevada on September 23, 1998. BBI holds the exclusive distribution franchise rights in the U.S. and Mexico for a patented in-store beverage center. BBI is a U.S. based corporation. BBI was dissolved in 2001.

     Momentum Asia, Inc. (MAI), a wholly-owned subsidiary, was incorporated in Manilla, Philippines on September 6, 1994 under the name of New Age Publications, Inc. On June 17, 1998, the name was changed to Momentum Asia, Inc. MAI provides a wide range of compatible graphic design, writing, printing, database management, direct mailing and e-mail customer service operations.

     Momentum Internet, Inc. (MII), a former wholly-owned subsidiary, was incorporated under the laws of the British Virgin Islands on November 7, 1997. MII controls a range of Internet products and services, including a copyrighted international on-line stock trading web-site, a premium web-based e-mail service, an advertising banner network, a finance web-site and an Asia-focused search engine. MII has its main offices in Hong Kong.

     On October 5, 1998, the Company completed an agreement and plan of reorganization whereby Ziasun issued 5,130,000 shares of its common stock in exchange for all the outstanding common stock of MAI and MII. 4,000,000 shares were issued for MAI and 1,130,000 shares were issued for MII. The reorganization was accounted for as a purchase of MAI and MII. At the time of the acquisition, Ziasun had 15,800,000 shares outstanding. The financial statements of Ziasun reflected a license valued at $50,000 and minimal liabilities.

     Online Investors Advantage, Inc. (OIA), a wholly owned subsidiary, was incorporated under the laws of the State of Utah in 1997 to engage in the business of providing workshops to individuals regarding investing in the stock market.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

     On March 31, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization under which the Company acquired OIA. OIA is in the business of training individuals how to effectively use the financial planning and investment tools available on the internet to manage their own investment portfolios. The training is structured around a five-step discipline, which includes searching for an investment, evaluating the investment and assessing the risk, timing the purchase, establishing an exit point and monitoring the investment. This is done through live workshops, and video-based, self-directed home learning programs, which include the use of OIA's proprietary website, www.investortoolbox.com. In exchange for all of the capital stock of OIA, the Company issued 1,150,000 shares of restricted common stock and paid $400,000 in cash, all of which was distributed pro-rata to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company. Under the terms of the acquisition agreement, the former shareholders of OIA, were to be issued 5,000,000 (post-split adjusted) shares, to be adjusted upwards or downwards on a one-share basis for each $0.50 of actual earnings of OIA greater than or less than $2,500,000, for the period from April 1, 1999 through March 31, 2000 (the "Earn-out"). Pursuant to an amendment to the acquisition agreement, the former OIA shareholders agreed to accept $6,000,000 in cash and 9,820,152 shares of the Company's common stock in satisfaction of 21,820,152 shares of common stock that would have been issued pursuant to the original Earn-out terms. The acquisition was completed on April 7, 1999 and was accounted for as a purchase.

     Asia4sale was incorporated on April 9, 1996, duly organized, validly existing and in good standing under the laws of Hong Kong. Asia4sale was organized to buy and sell merchandise over the internet, buying and selling goods directly from manufacturers in Asia. To be competitive in the Asian market, the Company also acquired the assets of Pacific Barter, Ltd., a company specializing in barter in Asia.

     On March 25, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company acquired Asia4sale.com, Ltd., (Asia4sale). In exchange for 99 of the 100 shares of Asia4sale, the Company issued 100,000 shares of restricted common stock and paid $15,000 cash to the majority holder of the capital stock of Asia4sale, thereby making Asia4sale a majority owned subsidiary of the Company. In addition, the Company made an unsecured loan of $50,000 to Asia4sale upon closing of the acquisition and agreed to issue one additional share of restricted common stock for each dollar ($1.00) of actual earnings of Asia4sale for the period from April 1, 1999 through September 30, 2000. No additional shares were granted. Asia4sale is in the business of Internet related international e-commerce. In addition, the Company was granted the option to repurchase the 100,000 shares issued in the acquisition of Asia4sale for a period of one (1) year at a price of $1.50 per share in the event that Asia4sale failed to reach profitability from its operations by September 30, 2000. The option went unexercised. The acquisition was completed on May 12, 1999. The acquisition of Asia4sale was accounted for as a purchase.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

     On December 31, 1999, the Company sold Asia4Sale for $5,000,000 cash and 300,000 shares of Internet Ventures, Ltd (IVL), a Samoan investment company. No value was attributed to the shares of IVL because the value was determined to be de minimis. The Company realized a gain of $4,713,163 on the sale. Based on subsequent financing transactions of IVL, the Company's holdings in IVL became 5,400,000 shares of Asia4Sale.com restricted common stock. These holdings are being recorded as an equity investment with a zero carrying value as of December 31, 2000.

     In May 2000, the Company entered into an Acquisition Agreement, under which the Company acquired all of the outstanding stock of Asia Prepress Technology, Inc. (APT) and Asia Internet Services, Inc. (AIS) for 250,000 shares of restricted common stock and paid $300,000 cash to the former shareholders, thereby making APT and AIS wholly-owned subsidiaries of the Company. APT and AIS are in the business of providing data entry services to publishers and are incorporated in the state of Maryland.

     In September and October 2000, the Company acquired Seminar Marketing Group, Inc. (SMG) and Memory Improvement Systems, Inc. (MIS) for 770,000 shares of restricted common stock, thereby making SMG and MIS wholly-owned subsidiaries of the Company. Both companies are incorporated in the state of Utah. SMG, through its broad base of employees, provides marketing, seminar development, hosting and speaking services to OIA. MIS develops preview seminar sales presentations, provides key personnel to be the preview sales presenters and recruits and trains additional preview seminar sales presenters for OIA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Accounting Method

     The Company's financial statements are prepared using accounting principles generally accepted in the United States of America. The Company has elected a December 31 year end.

     b.   Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The detail of cash and cash equivalents is as follows:

                                           December 31,
                                    --------------------------
                                       2000            1999
                                    ----------      ----------
     Demand deposits:
     U.S .....................      $2,355,686      $3,479,299
     Foreign .................         384,678              --
                                    ----------      ----------
                                     2,740,364       3,479,299
                                    ----------      ----------
     Money market funds:
     U.S .....................       1,111,533       5,804,011
                                    ----------      ----------
                                    $3,851,897      $9,283,310
                                    ==========      ==========

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c.   Trade Receivables

     Accounts receivable represents credit card payments made by customers who have attended OIA's investment seminars. No allowance for doubtful accounts is provided as accounts receivable are collected from credit card companies shortly after the completion of OIA's seminars.

     d.   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e.   Foreign Operations

     The Company currently conducts printing, database management, customer service and direct mailing activities in the Philippines, a country with a developing economy. The Philippines has experienced recently, or is experiencing currently, economic and political instability. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in any one or more of those countries. The risks include, but are not limited to, terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in investment policies or shifts in the prevailing political climate in any of the countries in which the Company conducts exploration and development activities could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to production restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare benefit policies, land use, land claims of local residents, water use and safety. The effect of these factors cannot be accurately predicted. As of December 31, 2000 the Company had adopted, and the Board of Directors approved a plan to discontinue all of these operations. See Note 10.

     f.   Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life or lease term of the related asset. Estimated useful lives are as follows:

     Printing equipment .........      7 years
     Machinery and equipment ....      5 years
     Office equipment ...........      5 years
     Vehicles ...................      10 years
     Leasehold improvements .....      5 years

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g.   Income and Loss per Share

     In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. (See Note 9) Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in our case consist of shares issuable under stock benefit plans, shares issuable pursuant to warrants, shares issuable on convertible debt and contingent shares relating to the purchase of its OIA subsidiary. Potential common shares are not included in the diluted loss per share computation for the year ended December 31, 2000 as they would be anti-dilutive.

     h.   Foreign Currency Translation

     The value of the U.S. dollar rises and falls day-to-day on foreign currency exchanges. Since the Company does business in certain foreign countries (principally the Philippines), these fluctuations affect the Company's financial position and results of operations. In accordance with SFAS No. 52, "Foreign Currency Translation," all foreign assets and liabilities have been translated in the preparation of the consolidated financial statements at the exchange rates prevailing at the respective balance sheet dates, and all income statement items have been translated using the weighted average exchange rates during the respective periods. The net gain or loss resulting from translation upon consolidation of the financial statements is reported as a component of comprehensive income of each period with the accumulated foreign currency gain or loss reported as a component of the equity category for comprehensive income. Some translations of the Company and its foreign subsidiaries are made in currencies different from their own. Translation gains and losses from these transactions in foreign currencies are included in income as they occur.

     In accordance with SFAS No. 95, "Statement of Cash Flows," the cash flows of the Company's foreign subsidiary is translated using the weighted average exchange rates during the respective period. As a result, amounts in the statement of cash flows related to changes in assets and liabilities will not necessarily agree with the changes in the corresponding balances on the balance sheet which were translated at the exchange rate at the end of the period. The effect of exchange rate changes on foreign cash and cash equivalents is reported as a separate element of the statement of cash flows, if significant.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i.   Fair Value of Financial Instruments

     As of December 31, 2000 and 1999, the fair value of cash, trade receivables, notes payable and accounts payable, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

     j.   Advertising

     Advertising costs are expensed as incurred. During the years ending December 31, 2000, 1999 and 1998, the Company incurred advertising costs of $6,933,753, $2,594,379 and $-0-, respectively.

     k.   Principles of Consolidation

     The consolidated financial statements include the Company and its wholly-owned subsidiaries. In addition, the Company accounts for certain of its investments on the equity method accounting. All significant intercompany accounts and transactions have been eliminated.

     l.   Impairment of Long-Lived Assets

     The Company periodically assesses the recoverability of the carrying amounts of long-lived assets, including intangible assets. A loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not record any losses due to impairment of long-lived assets during the years ended December 31, 1999, and 1998. The Company recorded an impairment of goodwill in the year ended December 31, 2000. See Note 15.

     m.   Treasury Stock

     The Company accounts for its investment in treasury stock using the cost method.

     n.   Reclassification

     Certain reclassifications have been made to the prior year financial statements to conform with the 2000 presentation.

     o.   Revenue Recognition Policy

     The Company recognizes revenue as investment seminars are completed. Revenue is accrued for partially completed seminars as of the Company's year end. The Company recognizes revenue on product sales as the materials are shipped.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES (Continued)

     p.   Goodwill

     The Company has recorded goodwill on the purchases of MAI, MII, OIA, AIS, APP and Asia4Sale for the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. Goodwill is amortized using the straight-line method over 10 years. The goodwill is evaluated annually for any impairment. If an impairment is recognized it is charged to expense in that period. See Note 15.

     Total goodwill ..............................      $ 114,533,800
     Goodwill impairment .........................        (71,755,840)
     Disposal of subsidiaries ....................         (3,125,687)
     Accumulated amortization ....................         (3,849,826)
                                                        -------------
     Net goodwill at December 31, 2000 ...........      $  35,802,447
                                                        =============

     q.   Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also gives the option to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock issued to Employees," or SFAS 123. The Company has chosen to account for stock-based compensation for employees utilizing the intrinsic value method prescribed in APB 25 and not the method established by SFAS 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the measurement date over the amount an employee must pay to acquire stock.

     Under SFAS 123, the Company presents in a footnote the effect of measuring the cost of stock-based employee compensation at the grant date based on the fair value of the award and recognizes this cost over the service period. The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the option as determined by the model at grant date or other measurement date.

     r.   Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable or benefit for the period and the change during the year in deferred tax assets and liabilities.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     s.   New Accounting Pronouncements

     In October 2000, the Company adopted Financial Accounting Standards Board SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires changes in the derivative's fair value to be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 as of January 2001 did not have a material impact on the consolidated financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in the financial statements filed with the SEC. Subsequently, the SEC released SAB 101B, which delayed the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999 and March 15, 2000. The Company was required to be in conformity with the provisions of SAB 101, as amended by SAB 101B, no later than October 1, 2000. The Company believes the adoption of SAB 101, as amended by SAB 101B, has not had a material effect on the financial position, results of operations or cash flows of the Company for the year ended December 31, 2000.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, the Interpretation of APB Opinion No. 25" (FIN44). The Interpretation is intended to clarify certain problems that have arisen in practice since the issuance of APB No. 25, "Accounting for Stock Issued to Employees." The effective date of the Interpretation was July 1, 2000. The provisions of the Interpretation apply prospectively, but they will also cover certain events occurring after December 14, 1998 and after January 12, 2000. The adoption of FIN 44 did not have a material adverse affect on the current and historical consolidated financial statements.

NOTE 3 - EQUITY INVESTMENT

     In July 2000, the Company entered into a venture fund agreement with the McKenna Group, a third party entity. The name of the fund is McKenna-ZiaSun ("MKZ" or the "Fund"). MKZ was organized as a limited liability company, formed in the state of Delaware. The purpose of the Fund is to invest in emerging, early-stage technology companies, either through the McKenna Venture Accelerator ("MVA"), a limited liability company or through other means as determined by the Investment Board of MKZ. Under the original MKZ agreement, the Company agreed to fund MKZ with $15,000,000. However, in April 2001, the Company and the McKenna Group agreed to limit ZiaSun's commitment to MKZ to $9,150,000, $7,500,000 of which had been contributed to MKZ during the year ended December 31, 2000. As of December 31, 2000, the Company has an outstanding commitment to MKZ in the amount of $1,650,000. Under the amended terms, the Company shall receive 60% of the distributed profits of MKZ, and the McKenna Group will receive 40%. The accounts of MKZ have been consolidated with those of Ziasun and its subsidiaries. The Company issued 100,000 shares of restricted common

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 3 - EQUITY INVESTMENT (Continued)

     stock to an advisor who assisted in consummating the venture fund agreement. The Company recorded expense $433,000, equal to the estimated fair value of the stock on the date of grant. Condensed financial information of MKZ, which is included in the consolidated financial statements of the Company, is as follows:

                                                           December 31,
                                                               2000
                                                           -----------
     Cash ...........................................      $   650,000
     Investments in MVA .............................        5,400,000
     Investments ....................................          455,000
     Investments due from McKenna Group, LLC ........          200,000
                                                           -----------
     Total assets ...................................      $ 6,705,000
                                                           ===========
     Accounts payable ...............................      $   500,491

     Total liabilities ..............................          500,491
                                                           -----------
     Contributed capital ............................        7,500,000
     Accumulated deficit ............................       (1,295,491)
                                                           -----------
     Total capital ..................................        6,204,509
                                                           -----------
     Total liabilities and capital ..................      $ 6,705,000
                                                           ===========
     Revenue ........................................      $        --
     Share of loss in MVA ...........................         (200,000)
     General and administrative expenses ............       (1,095,491)
     (included in the consolidated general
     and administrative expenses of the Company) ....               --
                                                           -----------
     Net loss .......................................      $(1,295,491)
                                                           ===========

     The main purpose of MVA is to acquire securities of start-up and early stage companies with a principal focus of its investment portfolio to be in the areas of broadband telecoms and infrastructure, horizontal e-business platforms, and mobile infrastructure and e-commerce. The total initial funding of MVA shall be $20,000,000. Under the initial MKZ venture fund agreement, MKZ committed to fund MVA with a minimum of $5,000,000 and up to $10,000,000. As of December 31, 2000, MKZ has contributed $5,600,000 in cash. MKZ currently intends to contribute an additional $2,400,000 into MVA. As of December 31, 2000, MKZ had a 43.2% interest in MVA. The Company accounts for its investment in MVA using the equity method of accounting. MKZ does not intend to contribute any additional amounts to MVA. Condensed financial information of MVA is as follows:

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 3 - EQUITY INVESTMENT (Continued)

                                                   December 31,
                                                       2000
                                                   ------------
     Cash ...................................      $ 10,761,241
     Certificate of deposit .................           500,000
     Employee advances ......................            15,000
                                                   ------------
     Total Current Assets ...................        11,276,241
                                                   ------------
     Property and Equipment, Net ............            13,833
                                                   ------------
     Portfolio investments ..................         1,500,000
     Deposits ...............................           188,752
                                                   ------------
     Total Other Assets .....................         1,688,752
                                                   ------------
     Total Assets ...........................      $ 12,978,826
                                                   ============

     Accounts payable .......................      $    136,217
     Notes payable ..........................           500,000

     Total Current Liabilities ..............           636,217

     Total Liabilities ......................           636,217

     Contributed capital ....................        18,500,000
     Shares subscription receivable .........        (5,709,506)
     Accumulated deficit ....................          (447,885)
                                                   ------------
     Total Capital ..........................        12,342,609
                                                   ------------
     Total Liabilities and Capital ..........      $ 12,978,826
                                                   ============

     Interest income ........................      $    176,776
     Other income ...........................            10,400
                                                   ------------
     Total Revenues .........................           187,176

     Operating expenses .....................           635,061
                                                   ------------
     Net Loss ...............................      $   (447,885)
                                                   ============

     The loss attributable to MKZ for the year ended December 31, 2000, is approximately $200,000.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 4 - COMMITMENTS AND CONTINGENCIES

LEASES

     The Company's continuing operations lease space at four facilities, one in California and three in Utah. The Company's discontinued operations lease space at two facilities in the Philippines, including a 20 year non-cancellable lease. Rent expense for continuing operations for the years ended December 31, 2000,1999 and 1998 was $289,032, $213,043 and $-0-,
     respectively.

     Future minimum lease commitments are as follows:

                                                              Continuing    Discontinued
                                                              ----------    ------------
     2001..................................................   $ 290,686     $    97,140
     2002..................................................     291,690          98,239
     2003..................................................     189,809          95,636
     2004..................................................     143,950         101,375
     2005..................................................      28,080         107,457
     Thereafter............................................          --       1,705,336
                                                              ---------     -----------
     Total.................................................   $ 944,215     $ 2,205,183
                                                              =========     ===========

     Employment Agreements

     The Company has an employment agreement with its President providing for annual compensation of $200,000, expiring 2002.

     Contingencies

     The Company is subject to certain legal proceedings and claims arising in connection with its business. In the opinion of management, there are currently no claims that will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 5 - INCOME TAXES

     For the years ended December 31, 2000 and 1999, the provision for U.S. and foreign income taxes consisted of the following:

                                  2000            1999            1998
                               ----------      ----------      ----------
     Current:
     U.S ................      $3,101,153      $1,754,690              --
     Foreign ............              --              --              --
                               ----------      ----------      ----------
                               $3,101,153      $1,754,690              --
                               ==========      ==========      ==========

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999


NOTE 5 - INCOME TAXES (Continued)

     A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                                                            2000               1999                 1998
                                                                        ------------       ------------       ------------
     Income taxes computed at the U.S. statutory rate ............      $(25,202,563)      $  4,000,915       $    307,700
     Benefit of net income not subject to taxing jurisdictions ...           923,343            (74,600)          (307,700)
     Benefit of operating loss carryforward ......................                --           (142,205)                --
     Taxes attributable to discontinued operations ...............                --         (2,029,420)                --
     Goodwill ....................................................        25,453,160                 --                 --
     Other .......................................................           700,085                 --                 --
     Disallowed loss on foreign subsidiaries .....................         1,227,128                 --                 --
                                                                        ------------       ------------       ------------
     Taxes on income .............................................      $  3,101,153       $  1,754,690       $         --
                                                                        ============       ============       ============

     The Company has no deferred tax liabilities or assets. The permanent difference due to income not being subject to taxing jurisdictions pertains to the British Virgin Islands where there is no income tax.

NOTE 6 - RELATED PARTY TRANSACTIONS

     a.   Receivables

     At December 31, 1999, the Company had receivables of $68,236 due from the President of the company's discontinued MAI subsidiary. The full amount was collected in 2000.

     b.   Officer Compensation

     In 2000 and 1999, the Company's former president was compensated for his services under a consulting contract with a company which he controls. The contract provides for $10,000 per month in consulting fees. During the years ended December 31, 2000 and 1999 the Company paid $60,000 and $120,000, respectively, to this Company. Other officers of the Company were paid a total of $70,060 in consulting fees in addition to their base salaries during 1999.

     c.   Convertible Debt

     In 1999, the Company received $690,000 in advances from shareholders. The advances were non-interest bearing and unsecured. In 2000, the advances were converted to 103,500 shares of common stock based on the trading value of the shares on the date of conversion.

     d.   Stock Issuance

     In August 2000, in conjunction with the consummation of the MKZ Venture Fund agreement, the Company issued a total of 100,000 shares of its restricted common stock as finder's fee. 50,000 were issued to a Company controlled by a member of the Company's advisory board and 50,000 were issued to a director of the Company. See Note 3.

     The Company also issued 71,660 shares of restricted common stock to its directors as compensation. See Note 12.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 7 - ECONOMIC DEPENDENCE AND MAJOR CUSTOMERS

     During 2000, 1999, and 1998, the Company had no customers which made up more than 10% of net sales.

NOTE 8 - STOCK OPTIONS

     During 1997, the Company issued to its vice-president the option to purchase 100,000 shares of its common stock at $2.00 per share. At the time of grant, the market value of the stock was $2.40 per share. Consequently, the Company recorded deferred compensation expense of $40,000 equal to the intrinsic value of the award granted. On November 3, 2000, the Company's shareholders approved the 1999 Stock Option Plan (the "1999 Plan"). The 1999 Plan allows for the issuance of up to 2,500,000 shares of common stock upon exercise of stock options granted under the 1999 Plan. All options are generally granted at not less than fair value at the date of grant except for 272,400 options granted in 2000 for which deferred compensation of $49,849 has been recorded, equal to the difference between the exercise price and the market value of the common stock on the date of grant. The options have a contractual life of seven years. The purpose of this plan is to attract, retain, motivate and reward officers, directors, employees and consultants of the Company to maximize their contribution towards the Company's success.

     The following table summarizes the activity in the plan:

                                                                           Weighted Average
                                                        Number of Shares    Exercise Price
                                                        ----------------   ----------------
     Options outstanding at January 1, 1997
        Granted ..................................          100,000          $   2.00
                                                            -------          --------
     Options outstanding at December 31, 1998
        and 1997 .................................          100,000          $   2.00
     Exercised ...................................          (25,000)         $   2.00
                                                            -------          --------
     Options outstanding at December 31,1999 .....           75,000          $   2.00
     Granted .....................................          342,400          $   5.73
     Cancelled ...................................          (43,000)         $   6.38
     Exercised ...................................          (50,000)         $   2.00
                                                            -------          --------
     Options outstanding at December 31, 2000 ....          324,400          $   5.36
                                                            =======          ========

     Except for the options noted above, all options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant, and in accordance with the accounting for such options utilizing the intrinsic value method, there is not related compensation expense recorded in the Company's financial statements. During the twelve months ending December 31, 2000, the Company granted 10,000 stock options to consultants for services rendered. Included in general and administrative expense is $9,051 in expense relating

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 8 - STOCK OPTIONS (Continued)

     to these grants. Had compensation cost for stock-based compensation been determined based in the fair value at the grant dates in accordance with the method delineated in Statement of Accounting Standards No. 123, the Company's net loss per share for the years ended December 31, 2000, 1999 and 1998, would have been increased to the proforma amounts presented below:

                                              2000                 1999             1998
                                         --------------       -------------      -----------
     Net income (loss):
     As reported ..................      $  (77,226,337)      $   5,964,239      $   769,320
     Proforma .....................         (77,665,254)          5,946,477          741,558
     Earnings (loss) per share:
     Basic EPS as reported ........               (2.60)               0.27             0.05
     Proforma basic EPS ...........               (2.61)               0.27             0.04
     Diluted EPS as reported ......               (2.60)               0.23             0.05
     Proforma diluted EPS .........               (2.61)               0.23             0.04

     Additional information relating to stock options outstanding and exercisable at December 31, 2000 summarized by exercise price as follows:

                                                                        Outstanding
                                                                          Weighted                                Exercisable
      Exercise Price                                Average Life        Exercisable                            Weighted Average
        per Share                 Shares              (Years)          Exercise Price          Shares           Exercise Price
      --------------             -------            ------------       --------------         --------         ----------------
        $2.00                     25,000               3.5                $2.00                     --               $  --
        $2.13                     20,000               6.29               $2.13                  5,000               $2.13
        $3.63                     50,000               6.58               $3.63                 25,000               $3.63
        $6.38                    229,400               6.29               $6.38                114,700               $6.38
        -----------              -------              -----               -----                -------               -----
        $2.00-$6.38              324,400               6.16               $5.36                144,700               $5.76
                                 =======                                                       =======

     The fair value of options granted is estimated on the date of grant utilizing the Black-Sholes option-pricing model with the following weighted average assumptions for grants during the year ended December 31, 2000: expected life of option 4 years, expected volatility of 45%, risk free interest rate of 6.00% and a 0% dividend yield. The fair value, at date of grant, using these assumptions range from $0.91-$2.72 and the weighted average was $2.40. The assumptions for the year ended December 31, 1999 were: expected life of option 4 years, expected volatility of 45%, risk free interest rate of 6.00% and a 0% dividend yield. The fair value, at date of grant using these assumptions was $1.17.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 9 - EARNINGS (LOSS) PER SHARE

     The following data show the amounts used in computing basic earnings per share. The number of shares used in the calculation for the years December 31, 2000, 1999, and 1998 were as follows:

                                                       2000               1999              1998
                                                   ------------       ------------      ------------
     Net earnings (loss) available to
     common shareholders ....................      $(77,226,337)      $  5,964,239      $    769,320
                                                   ============       ============      ============
     Average number of common shares used
     in basic EPS ...........................        29,744,300         21,769,583        17,022,767
                                                   ============       ============      ============


     The Company incurred a net loss from continuing operations for the year ended December 31, 2000 and 1998. Accordingly, the effect of dilutive securities are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                         2000               1999              1998
                                                     ------------       ------------      ------------
     Net earnings (loss) available to
     common shareholders used in basic EPS ....      $(77,226,337)      $  5,964,239      $    769,320
                                                     ============       ============      ============
     Average number of common shares used
     in basic EPS .............................        29,744,300         21,769,583        17,022,767
     Stock options ............................            30,813             75,000           100,000
     Purchase of subsidiaries .................                --          3,847,917                --
     Convertible debt .........................                --            103,500                --
                                                     ------------       ------------      ------------
     Average number of common shares and
     dilutive potential common stock used
     in diluted EPS ...........................        29,775,113         25,796,000        17,122,767
                                                     ============       ============      ============


     The shares issuable upon exercise of options and warrants represent the quarterly average of the shares issuable at exercise, net of share assumed to have been purchased, at the average market price for the period, with assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 10 - DISCONTINUED OPERATIONS

     In August 2000, the Company entered into a share Purchase Agreement effective as of July 1, 2000 with Vulcan Consultants Limited, a British Virgin Island Company (Vulcan) under which the Company would sell all the issued and outstanding shares of Momentum Internet, Inc (MII) in consideration of 725,000 shares of the Company's common stock owned by Vulcan. As a condition of the sale, SwiftTrade, a subsidiary of MII, agreed to repay a $500,000 loan made from the Company's wholly owned subsidiary, Momentum Asia, Inc., to Swiftrade. Subsequent to the disposition, the Company cancelled the 725,000 shares received in the transaction. The Company recorded a $1,004,186 loss on disposal of this subsidiary. The accompanying balance sheet has been restated to separately classify the former subsidiaries net assets as of December 31, 1999.

     In March, the Company's board of directors adopted a plan to dispose of or sell its Asia Prepress Technology and Asia Internet Services subsidiaries. Net assets to be disposed of, at their expected realizable values, have been separately classified in the accompanying balance sheet at December 31, 2000. A loss on disposal of $1,502,991 has been recorded equal to the carrying amount of goodwill at December 2000.

     In March, the Company entered into an agreement to sell its Momentum Asia, Inc. subsidiary for 200,000 shares of restricted stock of the Company which had previously been issued to the former shareholders of MAI when the Company acquired it in 1998. The sale of this subsidiary has been reflected in the December 31, 2000 financial statements. The Company recorded a loss on disposal of $1,249,523. The accompanying balance sheet has been restated to separately classify the former subsidiaries net assets as of December 31, 1999.

     Revenues generated by discontinued operations for the years ended December 31, 2000, 1999 and 1998 were $2,937,715, $3,600,750 and $2,270,036, respectively.

     Net assets of discontinued operations at December 31, 2000 and 1999 consist of:

                                                           2000            1999
                                                        ----------      ----------
     Cash ........................................      $  190,659      $2,369,194
     Marketable securities .......................              --         540,234
     Restricted stock ............................              --         166,413
     Equity investment ...........................              --         254,195
     Accounts receivable, net ....................         168,268         401,667
     Prepaid expenses and other assets ...........           6,888          92,065
     Inventory ...................................              --          18,239
     Mortgage note receivable ....................              --         250,000
     Club membership .............................              --         142,857
     Equipment ...................................         142,632         512,676
     Excess cost over net assets acquired ........              --       1,910,691
                                                        ----------      ----------
     Total Assets ................................         508,447       6,658,231

     Line of credit ..............................          70,000              --
     Accounts payable and other liabilities ......          34,532         435,861
     Deferred income .............................              --          74,100
                                                        ----------      ----------
     Total Liabilities ...........................         104,532         509,961
                                                        ----------      ----------
     Net Assets of Discontinued Operations .......      $  403,915      $6,148,270
                                                        ==========      ==========

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 11 - PURCHASE OF SUBSIDIARIES

     A summary of the purchases of Online Investors Advantage, Inc., Seminar Marketing Group, Inc., Memory Improvement Systems, Inc., Asia Prepress, Asia Internet Services, Momentum Asia, Inc., and Momentum Internet, Inc. are as follows:

                                                                      Continuing Operations
                                         -------------------------------------------------------------------------------------
                                                                                          Seminar                   Memory
                                          OIA Finders                                    Marketing                Improvement
                                            Shares                   OIA                   Group                    Systems
                                         -------------          -------------           -------------            -------------
     Goodwill .....................      $     375,000(i)       $ 109,182,961           $     614,200            $     600,000
     Current assets ...............                 --                339,757                      --                       --
     Property and equipment .......                 --                 94,777                      --                       --
     Other assets .................                 --                148,950                      --                       --
     Current liabilities ..........                 --               (285,951)                     --                       --
                                         -------------          -------------           -------------            -------------
     Total Purchase Price .........      $     375,000          $ 109,480,494           $     614,200            $     600,000
                                         =============          =============           =============            =============

                                                                      Continuing Operations
                                         -------------------------------------------------------------------------------------
                                                                                          Seminar                   Memory
                                          OIA Finders                                    Marketing                Improvement
                                            Shares                   OIA                   Group                    Systems
                                         -------------          -------------           -------------            -------------
     Cash .........................      $          --          $   6,400,000           $          --            $          --
     Common stock .................            375,000(i)         103,080,494(ii)             614,200(iii)             600,000(iv)
                                         -------------          -------------           -------------            -------------
     Total Purchase Price .........      $     375,000          $ 109,480,494           $     614,200            $     600,000
                                         =============          =============           =============            =============

                                                                     Discontinued Operations
                                         -------------------------------------------------------------------------------------
                                                                 Asia Internet            Momentum                 Momemtum
                                          Asia Prepress            Services               Asia Inc.              Internet Inc.
                                         -------------          -------------           -------------            -------------
     Goodwill .....................      $     492,992          $   1,085,000           $   1,516,427            $     667,220
     Current assets ...............            210,100                     --               1,382,452                  325,293
     Property and equipment .......            146,136                     --                 421,785                   19,630
     Other assets .................                 --                     --               1,682,310                       --
     Current liabilities ..........           (159,228)                    --                (487,309)                 (16,337)
                                         -------------          -------------           -------------            -------------
     Total Purchase Price .........      $     690,000          $   1,085,000           $   4,515,665            $     995,806
                                         =============          =============           =============            =============
     Cash .........................      $     100,000          $     200,000           $   1,515,665            $     148,306
     Common stock .................            590,000(v)             885,000(v)            3,000,000(vi)              847,550(vi)
                                         -------------          -------------           -------------            -------------
     Total Purchase Price .........      $     690,000          $   1,085,000           $   4,515,665            $     995,806
                                         =============          =============           =============            =============

(i)  at $2.50 per share

(ii) 1,150,000 shares at $1.50, 9,820,152 shares at $10.24

(iii) at $1.66 per share

(iv) at $5.90 per share

(v)  at $0.75 per share

(vi) at $0.75 per share

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 11 - PURCHASE OF SUBSIDIARIES (Continued)

     There were minimal net assets of Asia4Sale at the date of acquisition. The value of the 100,000 shares issued and the $250,000 paid, was written-off during the year ended December 31, 1999 as the subsidiary was sold.

     The accompanying proforma statement of operations has been prepared as though OIA, SMG and MIS were acquired on January 1, 1999. The summarized statement of operations of the Company includes the operations of OIA from April 1, 1999 through December 31, 1999. The summarized statements of operations of OIA for the three months ended March 31, 1999 is included below as a proforma adjustment. The summarized statements of operations of SMG and MIS for the year ended December 31, 1999, is included below as a proforma adjustment, which reflects the additional expense that would have been incurred if SMG and MIS had been acquired as of January 1, 1999. The proforma amounts do not purport to be indicative of the results what would have actually be obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

     The proforma effects relating to the acquisition of Asia4Sale, Asia PrePress and Asia Internet Services have not been presented as their operations are not significant.

                                                  Ziasun
                                               Technologies,                                         Proforma
                                                  Inc. and                                          Adjustments
                                                Subsidiaries                                         Increase
                                                Consolidated         OIA           SMG and MIS      (Decrease)         Proforma
                                                ------------      -----------      -----------      ----------       ------------
     REVENUES ............................      $ 23,619,590      $ 4,701,227      $       --       $       --       $ 28,320,817
     NET INCOME (LOSS) ...................         5,964,239           63,866        (311,807)        (195,932)         5,920,366
     BASIC NET INCOME (LOSS PER COMMON
        SHARE ............................              0.27             0.02           (0.01)           (0.01)              0.27
     DILUTED NET INCOME (LOSS) PER
        COMMON SHARE .....................      $       0.23      $      0.02      $    (0.01)      $    (0.01)      $       0.23

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 11 - PURCHASE OF SUBSIDIARIES (Continued)

     Pro forma adjustments:

     To record a full year of amortization expense for OIA based on a ten-year life ($2,980,467 x 3/12 = $74,512).

     To record one year of amortization expense for SMG and MIS based on a ten-year life ($1,214,200/10 = $121,420).

     The summarized statements of operations of SMG and MIS for the year ended December 31, 2000, is included below as a proforma adjustment, which reflects the additional expense that would have been incurred if SMG and MIS had been acquired as of January 1, 1999. The proforma amounts do not purport to be indicative of the results what would have actually be obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

     The proforma effects relating to the acquisition of Asia PrePress and Asia Internet Services have not been presented as their operations are not significant.

                                              Ziasun                                                Proforma
                                           Technologies,                                           Adjustments
                                             Inc. and                             Increase           Proforma
                                           Subsidiaries       SMG and MIS        (Decrease)        Consolidated
                                         --------------       -----------       -----------       --------------
     REVENUES .....................      $   54,667,477       $        --       $        --       $   54,667,477
     NET LOSS .....................         (77,226,337)         (594,954)         (121,420)         (77,942,711)
     BASIC NET INCOME (LOSS)
       PER COMMON SHARE ...........               (2.60)            (0.03)            (0.00)               (2.62)
     DILUTED NET INCOME (LOSS)
       PER COMMON SHARE ...........      $        (2.60)      $     (0.03)      $     (0.00)      $        (2.62)

     To record one year of amortization expense for SMG and MIS based on a ten-year life ($1,214,200/ 10 = $121,420).

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 12 - STOCKHOLDERS' EQUITY

     In March 2000, the Company issued 30,000 shares of restricted common stock to a consulting firm for services rendered. The Company recorded expense of $273,450, the estimated fair value of the stock issued.

     In November 2000, the Company compensated its Board of Directors members with 71,660 shares of restricted common stock for their service. The Company recorded expense of $136,871, the estimated fair value of the stock issued.

     In March 2000, the Company's Momentum Asia, Inc. subsidiary sold 35,970 shares of treasury stock on the open market for cash. The difference between the cash received and the cost of the treasury shares is presented as additional paid-in capital.

NOTE 13 - COMMON STOCK WARRANT

     In January, 2000, the Company issued warrants to acquire 200,000 shares of the Company's common stock to a consulting firm. The terms of the warrant are as follows:

          o 50,000 immediately exercisable, term 180 days from the issuance date, exercise price equal to 125% of the closing bid price on January 14, 2000.

          o 50,000 immediately exercisable, term 210 days from issuance date, exercise price equal to 150% of the closing bid price on January 14, 2000.

          o 50,000 immediately exercisable, term 240 days from issuance date, exercise price equal to 175% of the closing bid price on January 14, 2000.

          o 50,000 immediately exercisable, term 270 days from issuance date, exercise price equal to 200% of the closing bid price on January 14, 2000.

     The Company recorded consulting expense and additional paid-in capital of $70,935, equal to the fair value of the warrant on the date of grant. The warrant expired unexercised in October 2000.

NOTE 14 - SHARES SUBJECT TO RESCISSION

     In September, 2000, the Company acquired all of the issued and outstanding shares of Seminar Marketing Group, Inc. ("SMG") for 370,000 shares of unregistered and restricted shares of the Company's common stock. The issuance of these shares was intended to be issued in a transaction exempt from the registration requirements under the Securities Act of 1933 ("Securities Act") pursuant to Rule 506 of Regulation D. Upon subsequent review of the transaction by the Company's attorneys, it was determined that the issuance of the shares did not meet the technical requirements of the Securities Act. The Company is in the process of making an offer of rescission to the former SMG shareholders under which they may be compensated with a cash amount equal to the fair value of the shares originally granted.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 2000 and 1999

NOTE 15 - GOODWILL IMPAIRMENT

     The Company periodically assesses the recoverability of carrying the amount of goodwill. Based on its assessment, the Company recorded a charge to goodwill for $71,755,840 during the three months ended December 31, 2000. The magnitude of the charge is equal to the difference between the discounted projected future cash flows from the acquired business that gave rise to the goodwill and the carrying amount of goodwill prior to the impairment charge.

NOTE 16 - TRADEMARK

     In October 2000, a company filed a complaint against the Company alleging trademark and servicemark infringement. It was contended that ZiaSun's use of the trademark "Online Investors Advantage" infringed on their trademark, "Investors Advantage." The two parties negotiated a settlement where by the Company would cease using the mark "Online Investors Advantage" on or before September 19, 2001. No amounts were paid on the settlement. The Company began implementing its trade marked name "Online Investortoolbox" in January 2001, in order to phase out the use of Online Investors Advantage before September 2001.

NOTE 17 - SEGMENTS

     Following the sale or discontinuance of all activities other than those of OIA the Company operates in one business segment. Enterprise wide information regarding our geographical concentration is as follows:

                                            2000             1999             1998
                                         -----------      -----------      ----------
     Net sales:
        United States .............      $46,218,461      $20,925,850      $       --
        North America-non U.S. ....        5,825,702        1,014,302              --
        Europe ....................          527,221               --              --
        Asia ......................        1,568,999               --              --
        Australia .................          339,258        1,679,438              --
        Africa ....................          187,836               --              --
                                         -----------      -----------      ----------
        Total .....................      $54,667,477      $23,619,590      $       --
                                         ===========      ===========      ==========

     The Company does not have any significant long lived assets outside of the United States.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Operating results for the years ended December 31, 2000 and 1999 by quarters are as follows:

                                             First Quarter    Second Quarter   Third Quarter    Fourth Quarter      Total
                                             -------------    --------------   -------------    --------------   ----------
                                                               (in thousands, except earnings per share)
2000

OPERATING REVENUES - NET ...............      $   13,624       $   14,221       $   13,400       $   13,422       $   54,667
INCOME (LOSS) FROM CONTINUING
   OPERATIONS ..........................           2,144            1,995            3,148          (77,835)         (70,548)
INCOME (LOSS) FROM DISCONTINUED
   OPERATIONS ..........................            (112)             248           (1,676)          (5,138)          (6,678)
NET INCOME .............................           2,032            2,243            1,472          (82,973)         (77,226)
BASIC EARNINGS PER SHARE OF STOCK
Continuing operations ..................            0.10             0.06             0.10            (2.41)           (2.37)
Discontinued operations ................           (0.01)            0.01            (0.05)           (0.16)           (0.23)
                                              ----------       ----------       ----------       ----------       ----------
Earnings Per Share .....................      $     0.09       $     0.07       $     0.05       $    (2.57)      $    (2.60)
                                              ==========       ==========       ==========       ==========       ==========
Weighted Average Shares Outstanding ....          22,219           32,309           31,615           32,315           29,744
                                              ==========       ==========       ==========       ==========       ==========
DILUTED EARNINGS PER SHARE OF STOCK
Continuing operations ..................            0.10             0.06             0.10            (2.41)           (2.37)
Discontinued operations ................           (0.01)            0.01            (0.05)           (0.16)           (0.23)
                                              ----------       ----------       ----------       ----------       ----------
Earnings Per Share .....................      $     0.09       $     0.07       $     0.05       $    (2.57)      $    (2.60)
                                              ==========       ==========       ==========       ==========       ==========
Weighted Average Shares Outstanding ....          22,269           32,359           31,675           32,315           29,744
                                              ==========       ==========       ==========       ==========       ==========

                                             First Quarter    Second Quarter   Third Quarter    Fourth Quarter      Total
                                             -------------    --------------   -------------    --------------   ----------
                                                               (in thousands, except earnings per share)
1999

OPERATING REVENUES - NET ...............      $       --       $    7,978       $    6,997       $    8,645       $   23,620
INCOME (LOSS) FROM CONTINUING
   OPERATIONS ..........................              --            1,488              916            1,983            4,387
INCOME (LOSS) FROM DISCONTINUED
   OPERATIONS ..........................             (91)            (349)            (126)           2,766            3,332
NET INCOME .............................             (91)           1,139              790            4,126            5,964

BASIC EARNINGS PER SHARE OF STOCK
Continuing operations ..................           (0.00)            0.07             0.04             0.09             0.12
Discontinued operations ................           (0.00)           (0.02)           (0.00)            0.10             0.15
                                              ----------       ----------       ----------       ----------       ----------
Earnings Per Share .....................      $    (0.00)      $     0.05       $     0.04       $     0.19       $     0.27
                                              ==========       ==========       ==========       ==========       ==========
Weighted Average Shares Outstanding ....          20,930           22,201           22,055           22,205           21,770
                                              ==========       ==========       ==========       ==========       ==========
DILUTED EARNINGS PER SHARE OF STOCK
Continued operations ...................           (0.00)            0.06             0.03             0.08             0.10
Discontinued operations ................           (0.00)           (0.02)           (0.00)            0.08             0.13
                                              ----------       ----------       ----------       ----------       ----------
Earnings Per Share .....................      $    (0.00)      $     0.04       $     0.03       $     0.16       $     0.23
                                              ==========       ==========       ==========       ==========       ==========
Weighted Average Shares Outstanding ....          21,030           26,227           27,130           26,231           25,796
                                              ==========       ==========       ==========       ==========       ==========

     Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets

                                     ASSETS



                                                  December 31, 2000   March 31, 2001
                                                  -----------------   --------------
                                                                       (Unaudited)
CURRENT ASSETS

Cash and cash equivalents ....................      $  3,851,897       $  3,734,150
Trade receivables ............................           954,848          1,208,151
Inventory ....................................                --              2,797
Prepaid income taxes .........................                --            193,183
Prepaid expenses .............................           265,618            271,144
                                                    ------------       ------------
   Total Current Assets ......................         5,072,363          5,409,425
                                                    ------------       ------------
EQUIPMENT
Machinery and equipment ......................           288,905            281,438
Office equipment .............................           169,663            173,939
Leasehold improvements .......................            76,681             76,681
                                                    ------------       ------------
                                                         535,249            532,058
Less: accumulated depreciation ...............          (171,585)          (188,024)
                                                    ------------       ------------
   Total Equipment ...........................           363,664            344,034
                                                    ------------       ------------
OTHER ASSETS
Deferred acquisition costs ...................                --            453,871
Equity investment ............................         6,055,000          6,348,002
Net assets of discontinued operations ........           403,915            264,117

Goodwill - net of accumulated amortization
of $3,849,826 and $4,979,622 .................        35,802,447         34,672,651
Receivables - related parties ................                --              5,000
Other assets .................................            16,048             16,048
                                                    ------------       ------------
    Total Other Assets .......................        42,277,410         41,759,689
                                                    ------------       ------------
    TOTAL ASSETS .............................      $ 47,713,437       $ 47,513,148
                                                    ============       ============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     December 31, 2000    March 31, 2001
                                                                     -----------------    --------------
                                                                                            (Unaudited)
CURRENT LIABILITIES
Accounts payable and accrued expenses ...........................      $   1,855,544       $   2,381,640
Income tax payable ..............................................             26,958                  --
Sales tax payable ...............................................          3,004,914           3,461,902
GST payable .....................................................            112,841             137,757
Deferred income .................................................                 --              11,980
                                                                       -------------       -------------
    Total Current Liabilities ...................................          5,000,257           5,993,279
                                                                       -------------       -------------
    Total Liabilities ...........................................          5,000,257           5,993,279
                                                                       -------------       -------------
Shares subject to rescission ....................................            613,830             613,830
Minority interest ...............................................                 --              25,000

STOCKHOLDERS' EQUITY
Common stock: 250,000 shares authorized of $0.001 par value,
    32,675,330 shares issued and 32,314,630 outstanding at
    December 31, 2000, 32,391,330 shares issued and
    32,328,130 outstanding, at March 31, 2001 ...................             32,675              32,391
Additional paid-in capital ......................................        116,909,372         116,154,273
Treasury stock, 360,700 and 63,200 shares, respectively .........           (799,538)            (34,030)
Deferred compensation ...........................................            (36,097)            (31,585)
Accumulated deficit .............................................        (74,007,062)        (75,240,010)
                                                                       -------------       -------------
    Total Stockholders' Equity ..................................         42,099,350          40,881,039
                                                                       -------------       -------------
    TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY ....................................      $  47,713,437       $  47,513,148
                                                                       =============       =============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                                 For the three months
                                                                    ended March 31,
                                                             -----------------------------
                                                                2000              2001
                                                             -----------      ------------
SALES, NET ............................................      $12,913,912      $ 14,233,321
COST OF GOODS SOLD ....................................        7,296,797         9,657,959
                                                             -----------      ------------
Gross Margin ..........................................        5,617,115         4,575,362
                                                             -----------      ------------
OPERATING EXPENSES

Depreciation and amortization expense .................          157,858         1,161,984
Bad debt expense ......................................           15,000                --
General and administrative ............................        2,255,655         4,236,680
                                                             -----------      ------------
    Total Operating Expenses ..........................        2,428,513         5,398,664
                                                             -----------      ------------
    Income (Loss) from Operations .....................        3,188,602          (823,302)
                                                             -----------      ------------
OTHER INCOME (EXPENSE)
Other income (expense) ................................            5,022                --
Loss on equity investments ............................               --          (204,498)
Interest expense ......................................               --           (75,123)
Interest and dividend income ..........................           70,947            23,769
Gain (loss) on disposal of assets .....................           17,834             9,003
                                                             -----------      ------------
    Total Other Income (Expense) ......................           93,803          (246,849)
                                                             -----------      ------------
INCOME (LOSS) BEFORE INCOME TAXES .....................        3,282,405        (1,070,151)

INCOME TAXES ..........................................        1,555,542            23,000
                                                             -----------      ------------
NET INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS ......        1,762,863        (1,093,151)
                                                             -----------      ------------
DISCONTINUED OPERATIONS
Income (loss) from
    Discontinued Operations ...........................          250,012          (139,797)
Gain (Loss on) Disposal of Discontinued Operations ....               --                --
                                                             -----------      ------------
NET INCOME (LOSS) .....................................      $ 1,976,875      $ (1,232,948)
                                                             ===========      ============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                Consolidated Statements of Operations (continued)
                                   (Unaudited)

                                                        For the three months
                                                            ended March 31,
                                                   ----------------------------------
                                                        2000                2001
                                                   --------------      --------------
INCOME (LOSS) PER COMMON SHARE

BASIC WEIGHTED AVERAGE COMMON SHARES ........          22,219,418          32,314,780

NET INCOME (LOSS) PER SHARE COMMON SHARE

Continued Operations ........................      $         0.08      $        (0.04)
Discontinued Operations .....................                0.01                  --
                                                   --------------      --------------
BASIC NET INCOME (LOSS) PER COMMON SHARE ....      $         0.09      $        (0.04)
                                                   ==============      ==============

DILUTED WEIGHTED AVERAGE COMMON SHARES ......          22,269,148          32,314,780

DILUTED NET INCOME (LOSS) PER COMMON SHARE

Continued Operations ........................      $         0.08      $        (0.04)
Discontinued Operations .....................                0.01                  --
                                                   --------------      --------------
DILUTED NET INCOME (LOSS) PER COMMON SHARE ..      $         0.09      $        (0.04)
                                                   ==============      ==============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity

                                                                                  Other
                                 Common Stock          Additional                Compre-
                             ---------------------      Paid-in      Treasury    hensive    Deferred    Accumulate
                               Shares      Amount       Capital        Stock      Income  Compensation    Deficit         Total
                             ----------   --------   -------------   ---------   -------- ------------ ------------   -------------
Balance,
 December 31, 1999 ........  22,205,018   $ 22,205   $  12,504,547   $ (34,030)  $ 54,230   $(30,000)  $  3,219,275   $  15,736,227
Exercise of stock
 options ..................      50,000         50          99,950          --         --         --             --         100,000
Earn out agreement of
 Online Investors,
 Advantage, Inc. ..........   9,820,152      9,820     100,567,674          --         --         --             --     100,577,494
Common stock issued
 for services .............     201,660        201         843,120          --         --         --             --         843,321
Sale of Momentum
 Internet, Inc.
 Subsidiary ...............    (725,000)      (725)             --          --         --         --             --            (725)
Discontinuance of
 foreign subsidiaries .....          --         --              --          --    (54,230)        --             --         (54,230)
Amortization of
 deferred compensation ....          --         --              --          --         --     43,752             --          43,752
Deferred compensation .....          --         --          49,849          --         --    (49,849)            --              --
Common stock issued
 for related party
 debt .....................     103,500        104         689,896          --         --         --             --         690,000
Acquisition of
 subsidiaries .............   1,020,000      1,020       2,074,350          --         --         --             --       2,075,370
Warrant grant .............          --         --          70,935          --         --         --             --          70,935
Options granted
 for services .............          --         --           9,051          --         --         --             --           9,051
Repurchase of common
 stock by the Company .....          --         --              --    (765,508)        --         --             --        (765,508)
Loss for the year ended
 December 31, 2000 ........          --         --              --          --         --         --    (77,226,337)    (77,226,337)
                             ----------   --------   -------------   ---------   --------   --------   ------------   -------------
Balance,
 December 31, 2000 ........  32,675,330   $ 32,675   $ 116,909,372   $(799,538)  $     --   $(36,097)  $(74,007,062)  $  42,099,350
                             ----------   --------   -------------   ---------   --------   --------   ------------   -------------

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                                   (Unaudited)

                                                                                  Other
                                 Common Stock          Additional                Compre-
                             ---------------------      Paid-in      Treasury    hensive    Deferred    Accumulate
                               Shares      Amount       Capital        Stock      Income  Compensation    Deficit         Total
                             ----------   --------   -------------   ---------   -------- ------------ ------------   -------------
Balance,
 December 31, 2000 ........  32,675,330   $ 32,675   $ 116,909,372   $(799,538)       $--   $(36,097)  $(74,007,062)  $  42,099,350
Amortization of
 deferred compensation ....          --         --              --          --         --      4,512             --           4,512
Common stock issued
 for services .............      13,500         14          10,111          --         --         --             --          10,125
Treasury stock retired ....    (297,500)      (298)       (765,210)    765,508         --         --             --              --
Loss for the three
 months ended
 March 31, 2001 ...........          --         --              --          --         --         --     (1,232,948)     (1,232,948)
                             ----------   --------   -------------   ---------   --------   --------   ------------   -------------
Balance,
 March 31, 2001 ...........  32,391,330   $ 32,391   $ 116,154,273   $ (34,030)       $--   $(31,585)  $(75,240,010)  $  40,881,039
                             ----------   --------   -------------   ---------   --------   --------   ------------   -------------


                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                          For the three months
                                                                              ended March 31,
                                                                       -----------------------------
                                                                          2000              2001
                                                                       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations ....................      $ 1,726,863       $(1,093,151)
Adjustments to reconcile net income (loss) to net cash used
    in operating activities:
    Common stock for services ...................................               --            10,125
    Depreciation and amortization ...............................          157,858         1,161,984
    Allowance for bad debt ......................................           15,000                --
    Loss on equity investment ...................................               --           204,498
    Gain on disposal of assets ..................................               --            (9,003)

Changes in operating assets and liabilities:

    (Increase) decrease in accounts receivable ..................          (45,657)         (253,304)
    (Increase) decrease in prepaid income taxes .................               --          (193,183)
    (Increase) decrease in prepaids .............................         (356,195)           (5,525)
    (Increase) in related party, receivables ....................          (32,002)           (5,000)
    (Increase) in inventory .....................................               --            (2,797)
    Increase (decrease) in other assets .........................           98,637                --
    Increase (decrease) in accounts payable and accrued
        expenses ................................................          862,790           526,633
    Increase (decrease) in income taxes payable .................        1,028,544           (26,958)
    Increase (decrease) in deferred income ......................           62,995            11,445
    (Increase) decrease in sales and GST tax payable ............          743,898           481,905
                                                                       -----------       -----------
    Net Cash Provided by (Used In) Continuing Operating
        Activities ..............................................        4,262,731           807,669
    Net Cash Provided by Discontinued Operations ................          557,875                --
                                                                       -----------       -----------
    Net Cash Provided by Operating Activities ...................        4,820,606           807,669
                                                                       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Payment of deferred acquisition costs .......................               --          (453,871)
    Cash acquired in purchase of subsidiaries ...................               --            25,000
    Proceeds from exercise of stock options .....................           25,000                --
                                                                       -----------       -----------
    Purchase of equity investment ...............................          (50,000)         (497,500)
    Sale of property and equipment ..............................               --            28,015
    Purchases of property and equipment .........................          (39,222)          (27,060)
                                                                       -----------       -----------
    Net Cash Provided by Investing Activities ...................          (89,222)         (925,416)
                                                                       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net Cash Provided by Financing Activities ...................      $    25,000       $        --
                                                                       -----------       -----------

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                        For the three months ended
                                                                                 March 31,
                                                                       -----------------------------
                                                                           2000             2001
                                                                       ------------      -----------
NET INCREASE (DECREASE) IN CASH .................................      $  4,756,384      $  (117,747)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ................         9,283,310        3,851,897
                                                                       ------------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ......................      $ 14,039,694      $ 3,734,150
                                                                       ============      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash Paid For:
    Interest ....................................................      $         --      $        --
    Income taxes ................................................      $    251,587      $   243,141

Schedule of Non-Cash Financing Activities:
    Purchase of subsidiaries for common stock ...................      $100,577,494      $        --
    Conversion of note payable related party to common stock ....      $    690,000      $        --

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                      March 31, 2001 and December 31, 2000

NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2001 and 2000 and for all periods presented have been made.

     Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2000 audited consolidated financial statements. The results of operations for the periods ended March 31, 2001 and 2000 are not necessarily indicative of the operating results for the full years.

NOTE 2 - SUBSEQUENT EVENTS

     MODIFICATION TO MKZ VENTURE FUND AGREEMENT.

     On April 13, 2001, the Company and the McKenna Group, as the sole members of MKZ entered into an agreement which modified certain terms of the Venture Fund Agreement and the Company's capital commitment to MKZ. As of the date the agreement, the Company had infused $7.5 million in cash into MKZ, of which $5.6 million had been invested into MVA by MKZ. Pursuant to the modified agreement, the Company's total capital commitment and funding of MKZ will be capped $9,150,000, and other than the sum of $1,650,000, to be infused by Company into MKZ, the Company shall have no further obligation to provide any further funding to MKZ. The Company agreed to make a further capital contribution of $250,000 in cash to MKZ upon execution of the agreement and would have a remaining capital contribution owing to MKZ of $1.4 million.

     DEFAULT OF OPERATING AGREEMENT BY MKZ

     On April 20, 2001, MVA, MKZ, McKenna Enterprises ("MKE") and the Company entered into a letter agreement under which MVA waived the breach of the operating agreement and extended the time in which MKZ had to complete its capital commitment of $2.4 million. Under the terms of the April 20, 2001 letter agreement $250,000 was paid immediately from cash transferred to MKZ, $750,000 was paid by MKZ in the form of cash held in the MKZ accounts and 318,339 shares of the Company's common stock held by Geoffrey Mott of MKE. MKE further provided a surety to MVA and guaranteed the difference between the realized cash value from the sale of the 318,339 shares of ZiaSun and $386,000. MKZ, MKE and ZiaSun have until June 15, 2001 in order to complete the payment of the balance of $1.4 million in cash or through the sale of up to $2.4 million of the interest of MKZ in MVA, but not less than $1.4 million of said interest, in order to satisfy the capital commitment. The only outstanding obligations of the Company and MKZ with respect to MVA is the contribution of said $1.4 million.

     MERGER AGREEMENT WITH TELESCAN, INC.

     On May 3, 2001, the Company and Telescan, Inc., a Delaware Corporation ("Telescan") entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby Telescan and the Company agreed to engage in a business combination (the "Merger") that results in each becoming a wholly owned subsidiary of a new corporation, INVESTools, Inc. ("INVESTools"), to be organized under the laws of the State of Delaware.

     As a result of the Merger, each issued and outstanding share of the Company's common stock, are to be converted into the right to receive one share of INVESTools common stock, par value $0.01 per share ("INVESTools common stock"). Each issued and outstanding share of Telescan common stock, par value of $0.01 per share, shall be converted into the right to receive
     0.56486 shares of INVESTools common stock, while each issued and outstanding share of Telescan 4% Class B Convertible Preferred Stock, par value of $0.01 per share, shall be converted into and become one share of INVESTools Series A Convertible Preferred Stock, par value $0.01 per share. The merger is expected to result in

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                      March 31, 2001 and December 31, 2000

     the Company's shareholders owing approximately 75% of INVESTools. The Company has capitalized $453,871 of costs associated with the merger.

     The closing of the Merger is subject to certain conditions, including the approval of the stockholders of Telescan and the Company.

     SALE OF MOMENTUM ASIA, INC.

     On May 10, 2001 the Company consummated the sale of all shares of its subsidiary, Momentum Asia, Inc., to Momentum Media, Ltd. The Company acquired Momentum Asia on October 5, 1998, in a stock-for-stock exchange. Under the terms of the agreement with Momentum Media, Momentum Media acquired all of the issued and outstanding shares of Momentum Asia held and owned by the Company, in consideration of 200,000 restricted shares of ZiaSun, owned and held by Momentum Media which shares have been canceled. MAI further agreed to transfer all shares of the Registrant that MIA owned, which shares have been canceled, and the Company paid Momentum Asia $50,000 to provide Momentum Asia working capital.

NOTE 3 - EARNINGS (LOSS) PER SHARE

     The following data show the amounts used in computing basis earnings per share. The number of shares used in the calculation for the quarters March 31, 2001 and 2000 were as follows:

                                                                    For the three months ended
                                                                             March 31,
                                                                   -----------------------------
                                                                      2000              2001
                                                                   -----------      ------------
     BASIC

     Net earnings (loss) available to common shareholders ...      $ 1,976,875      $ (1,232,948)
                                                                   ===========      ============
     Average number of common shares used in basic EPS ......       22,219,418        32,314,780
                                                                    ==========        ==========

     The Company incurred a net loss from continuing operations for the quarter ended March 31, 2001. Accordingly, the effect of dilutive securities are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                                       For the three months ended
                                                                                March 31,
                                                                      -----------------------------
                                                                         2000             2001
                                                                      -----------      ------------
     DILUTED

     Net earnings available to common shareholders
     used in basic EPS .........................................      $ 1,976,875      $ (1,232,948)
                                                                      ===========      ============
     Average number of common shares used in basic EPS .........       22,219,418        32,314,780

     Stock options .............................................           50,000                --
                                                                      -----------      ------------
     Average number of common shares and dilutive potential
     common stock used in diluted EPS ..........................       22,269,418        32,364,780
                                                                      ===========      ============

     The shares issuable upon exercise of options and warrants represent the quarterly average of the shares issuable at exercise, net of share assumed to have been purchased, at the average market price for the period, with assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                      March 31, 2001 and December 31, 2000

NOTE 4 - FORMATION OF SUBSIDIARY

     In March 2001, the Company formed a 75% owned subsidiary. The subsidiary is a Singapore corporation which markets and manages its operations in the Asian rim, primarily Singapore and Malaysia. The minority interest represents the capital contribution by the minority shareholders of $25,000.

                                    INDEX TO
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                             OF ZIASUN AND TELESCAN

                                                                                Pages
                                                                                -----
Unaudited Pro Forma Combined Condensed Financial Statement Overview .........   F-46
Unaudited Pro Forma Balance Sheet as of March 31, 2001 ......................   F-47
Unaudited Pro Forma Combined Statements of Operations For the Three
        Months Ended March 31, 2000 .........................................   F-48
Unaudited Pro Forma Combined Statements of Operations For the Year
        Ended December 31, 2001 .............................................   F-49
Notes to Unaudited Pro Forma Combined Financial Information .................   F-50

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                          FINANCIAL STATEMENT OVERVIEW

     On May 3, 2001, ZiaSun and Telescan announced the signing of a definitive agreement to merge into a newly formed company, INVESTools. Under the terms of the merger, each outstanding share of ZiaSun will be exchanged for one share of INVESTools common stock; holders of Telescan common stock will receive 0.56486 shares of INVESTools common stock for each share of Telescan common stock they own; and holders of Telescan preferred stock will receive one share of INVESTools convertible preferred stock for each share of Telescan preferred stock they own. The merger will be accounted for as a purchase in which ZiaSun is treated as the acquirer of Telescan for financial accounting purposes.

     The following Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the merger by application of the pro forma adjustments described in the accompanying notes. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2001, gives effect to the merger as if it occurred on that date.

     The Unadudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 2001 and for the year ended December 31, 2000 give effect to the merger as if it occurred on January 1, 2000 and include adjustments directly attributable to the merger and expected to have a continuing impact on the merged company.

     The Unaudited Pro Forma Condensed Consolidated Financial Information is based, in part, on the following historical financial statements, which have been previously filed with the Securities and Exchange Commission by ZiaSun or Telescan and are included herein:

o The audited Consolidated Financial Statements of ZiaSun as of and for the year ended December 31, 2000

o The unaudited Consolidated Financial Statements of ZiaSun as of and for the three months ended March 31, 2001

o The audited Consolidated Financial Statements of Telescan as of and for the year ended December 31, 2000

o The unaudited Consolidated Financial Statements of Telescan as of and for the three months ended March 31, 2001

     The pro forma adjustments are based on information available, preliminary estimates and certain assumptions that ZiaSun and Telescan believe are reasonable. The preliminary allocation of the purchase price to assets and liabilities of Telescan reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market value. The actual allocation of the purchase price may differ from that reflected in the unaudited pro forma financial statements after all relevant information is obtained regarding the fair market value of the assets and liabilities.

     The Unaudited Pro Forma Condensed Consolidated Financial Information and related notes are provided for informational purposes only and are not necessarily indicative of the consolidated financial position or results of operations of the merged company. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical financial statements of ZiaSun and Telescan, and the related notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 2001
                                 (in thousands)

                                                                                      Pro Forma         Combined
                                                         ZiaSun        Telescan      Adjustments       Pro Forma
                                                       ---------       ---------     -----------       ---------
ASSETS
Current assets:
    Cash and cash equivalents                          $   3,734       $   1,591       $      --       $   5,325
    Accounts receivable, net                               1,208           2,556              --           3,764
    Marketable securities                                     --           2,173              --           2,173
    Other current assets                                     467             371              --             838
                                                       ---------       ---------       ---------       ---------
           Total current assets                            5,409           6,691              --          12,100
                                                       ---------       ---------       ---------       ---------
Property and equipment, net                                  344           3,049              --           3,393
Investments                                                6,348           3,835              --          10,183
Software development costs, net                               --             997              --             997
Goodwill, net                                             34,673              --              --          34,673
Net assets of discontinued operations                        264              --              --             264
Deferred tax asset                                            --              -- (c)       5,379           5,379
Other assets                                                 475              70              --             545
                                                       ---------       ---------       ---------       ---------
    Total assets                                       $  47,513       $  14,642       $   5,379       $  67,534
                                                       =========       =========       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Deferred revenue                                   $      12       $   3,467       $      --       $   3,479
    Accounts payable and accrued liabilities               5,981           4,998              --          10,979
                                                       ---------       ---------       ---------       ---------
           Total current liabilities                       5,993           8,465              --          14,458
                                                       ---------       ---------       ---------       ---------
Capital lease obligations, net of current portion             --              18              --              18

Shares subject to rescission                                 614              --              --             614
Minority interest                                             25              --              --              25

Shareholders' Equity:
    Preferred stock                                           --               1              --               1
    Common stock                                              32             162 (f)         221             437
                                                              --              -- (j)          22
    Additional paid-in capital                           116,154          67,650         (56,530)(g)     128,952
                                                              --              -- (j)       1,678
    Treasury stock                                           (34)             -- (h)          34              --
    Accumulated comprehensive income                          --          (1,238)          1,238              --
    Deferred compensation                                    (31)             -- (j)      (1,700)         (1,731)
    Accumulated deficit                                  (75,240)        (60,416)         60,416         (75,240)
                                                       ---------       ---------       ---------       ---------
           Total shareholders' equity                     40,881           6,159           5,379          52,419
                                                       ---------       ---------       ---------       ---------
           Total liabilities and stockholders'
             equity                                    $  47,513       $  14,642       $   5,379       $  67,534
                                                       =========       =========       =========       =========

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
                      (in thousands except per share data)

                                                                                  Pro Forma      Combined
                                                      ZiaSun       Telescan      Adjustments     Pro Forma
                                                    ---------      ---------     -----------     ---------
REVENUE                                             $ 14,233       $  5,863      $    (207)(D)   $ 19,889

Cost and expenses:

    Cost of revenue                                    9,658          3,688           (153)(d)     13,193
    General and administrative                         4,237          2,950            283 (j)      7,678
                                                                                       208 (i)
    Depreciation and amortization                      1,162            546             --          1,708
    Write down of assets and other charges                --            701             --            701
                                                    --------       --------      ---------       --------
           Income (loss) from operations                (824)        (2,022)          (545)        (3,391)
                                                    --------       --------      ---------       --------
Other income (expense):
    Loss on equity investments                          (204)            --             --           (204)
    Gain on marketable securities                         --              1             --              1
    Interest, net                                        (51)            31             --            (20)
    Other, net                                             9             (9)            --             --
                                                    --------       --------      ---------       --------
           Total other income (expense)                 (246)            23             --           (223)
                                                    --------       --------      ---------       --------
Income (loss) from continuing operations
   before taxes                                       (1,070)        (1,999)          (545)        (3,614)

Income taxes                                             (23)            --             23 (b)         --
                                                    --------       --------      ---------       --------
Income (loss) from continuing operations              (1,093)        (1,999)          (522)        (3,614)

Preferred stock dividend                                  --            (31)            --            (31)
                                                    --------       --------      ---------       --------
Income (loss) from continuing operations
   attributable to common stockholders              $ (1,093)      $ (2,030)      $   (522)      $ (3,645)
                                                    ========       ========       ========       ========
Earnings per share from continuing operations:
    Basic                                           $  (0.04)      $  (0.12)                     $  (0.09)
                                                    ========       ========                      ========
    Diluted                                         $  (0.04)      $  (0.12)                     $  (0.09)
                                                    ========       ========                      ========
Weighted average common shares:
    Basic                                             32,315         16,296         (7,091)        41,520 (e)
                                                    ========       ========       ========       ========
    Diluted                                           32,315         16,296         (7,091)        41,520 (e)
                                                    ========       ========       ========       ========

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      (in thousands except per share data)

                                                                                   Pro Forma        Combined
                                                      ZiaSun        Telescan      Adjustments       Pro Forma
                                                    ---------       ---------     -----------       ---------
REVENUE                                             $  54,667       $  35,938     $    (1,148)(d)   $  89,457

Cost and expenses:
    Cost of revenue                                    28,369          22,695            (848)(d)      50,216
    General and administrative                         19,050          16,793           1,133 (j)      37,807
                                                                                          831 (i)
    Depreciation and amortization                       3,106           2,907              --           6,013
    Write down of assets and other charges             71,756          11,742              --          83,498
    Cost of acquisition opportunities                      --           5,009              --           5,009
                                                    ---------       ---------     -----------       ---------
           Income (loss) from operations              (67,614)        (23,208)         (2,264)        (93,086)
                                                    ---------       ---------     -----------       ---------
Other income (expense):
    Loss on equity investments                           (200)             --              --            (200)
    Gain on marketable securities                          --          19,432              --          19,432
    Realized loss on marketable securities
       impairment                                          --         (27,668)             --         (27,668)
    Interest, net                                         351             704              --           1,055
    Other, net                                             16              96              --             112
                                                    ---------       ---------     -----------       ---------
           Total other income (expense)                   167          (7,436)             --          (7,269)
                                                    ---------       ---------     -----------       ---------
Income (loss) from continuing operations
   before taxes                                       (67,447)        (30,644)         (2,264)       (100,355)

Income taxes                                           (3,101)             --             784          (2,317)
                                                    ---------       ---------     -----------       ---------
Income (loss) from continuing operations              (70,548)        (30,644)         (1,480)       (102,672)

Preferred stock dividend                                   --            (150)             --            (150)
                                                    ---------       ---------     -----------       ---------
Income (loss) from continuing operations
   attributable to common stockholders              $ (70,548)      $ (30,794)      $  (1,480)      $(102,822)
                                                    =========       =========       =========       =========
Earnings per share from continuing operations:
    Basic                                           $   (2.37)      $   (1.85)                      $   (2.63)
                                                    =========       =========                       =========
    Diluted                                         $   (2.37)      $   (1.85)                      $   (2.63)
                                                    =========       =========                       =========
Weighted average common shares:
    Basic                                              29,744          16,665          (7,252)         39,157 (e)
                                                    =========       =========       =========       =========
    Diluted                                            29,744          16,665          (7,252)         39,157 (e)
                                                    =========       =========       =========       =========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

(a)  To record the effect of the merger of Telescan by ZiaSun.

Purchase consideration is as follows:                                            Common Stock      Preferred Stock      Options
                                                                                 ------------      ---------------    -----------
Telescan shares/options outstanding at May 3, 2001                                16,296,026             120,000        2,016,150

Exchange ratio to convert shares/options into common stock equivalents                     1                  25                1
                                                                                 -----------         -----------      -----------
Telescan's equivalent shares/options acquired in merger                           16,296,026           3,000,000        2,016,150

Exchange ratio                                                                        .56486              .56486           .56486
                                                                                 -----------         -----------      -----------
ZiaSun equivalent shares/options                                                   9,204,973           1,694,580        1,138,842

Eight day average closing share price of ZiaSun with the date of the merger
announcement as the midpoint/Black Scholes option valuation                      $      0.92         $      0.92      $      0.40
                                                                                 -----------         -----------      -----------
Fair value of shares/options acquired                                            $ 8,468,575         $ 1,559,014      $   459,952
                                                                                 ===========         ===========      ===========
Total value of shares and options issued                                         $10,487,541
Estimated merger costs                                                             1,050,000
                                                                                 -----------
Total purchase consideration                                                     $11,537,541
                                                                                 ===========
Preliminary allocation of purchase consideration is as follows:
   Book value of Telescan                                                        $ 6,159,000
   Deferred tax asset                                                              5,378,541 (c)
                                                                                 -----------
     Total purchase consideration allocation                                     $11,537,541
                                                                                 ===========

The preliminary allocation of the purchase price to Telescan's acquired assets and liabilities reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market value. The actual allocation of the purchase price may differ from that reflected in the unaudited pro forma financial statements after all relevant information is obtained regarding the fair market value of the assets and liabilities.

Total common shares issued by INVESTools:           ZiaSun         Telescan       INVESTools
                                                  ----------      ----------      ----------
     Shares outstanding at March 31, 2001         32,328,130      16,296,026
     Exchange ratio                                     1.00         0.56486
                                                  ----------      ----------      ----------
                                                  32,328,130       9,204,973      41,533,103
                                                  ==========       =========      ==========

(b) To adjust the pro forma tax provision (benefit) to reflect the estimated utilization of the deferred tax asset of the merged company.

(c) Fair value of the deferred tax asset expected to be utilized in the future by the merged company.

(d) To eliminate transactions between ZiaSun and Telescan. Differences in intercompany amounts reflect timing differences in recording the transactions.

(e) The calculation of the combined weighted average shares outstanding and basic and diluted earnings per share is as follows:

                                                                                    Fiscal Year Ended 2000
                                                                         ------------------------------------------
                                                                           ZiaSun         Telescan        Combined
                                                                         ----------      ----------      ----------
Basic and diluted:
Weighted average shares outstanding                                      29,744,000      16,665,000
Exchange ratio to convert ZiaSun/Telescan shares into INVESTools
   shares                                                                      1.00         0.56486
                                                                         ----------       ---------      ----------
INVESTools equivelent weighted average shares outstanding - basic        29,744,000       9,413,392      39,157,392
                                                                         ==========       =========      ==========

                                                                             Three Months Ended March 31, 2001
                                                                         ------------------------------------------
                                                                           ZiaSun         Telescan        Combined
                                                                         ----------      ----------      ----------
Basic and diluted:
Weighted average shares outstanding                                      32,315,000      16,296,000
Exchange ratio to convert ZiaSun/Telescan shares into INVESTools
   shares                                                                      1.00         0.56486
                                                                         ----------       ---------      ----------
INVESTools equivalent weighted average shares outstanding - diluted      32,315,000       9,204,959      41,519,959
                                                                         ==========       =========      ==========

(f)  Adjustments to common stock:

     INVESTools issuance of 41,533,103 shares of $0.01 par value common stock in exchange for ZiaSun common stock
        outstanding and Telescan's common stock outstanding            $     415,000
     Elimination of ZiaSun common stock                                      (32,000)
     Elimination of Telescan common stock                                   (162,000)
                                                                       -------------
                                                                       $     221,000
                                                                       =============
(g)  Adjustments to additional paid in capital:
     Purchase price, net of merger costs                               $  11,538,000
     Par value of INVESTools common stock issued at merger                  (415,000)
     Par value of INVESTools preferred stock issued at merger                 (1,000)
     Additional paid in capital for ZiaSun at March 31, 2001             116,154,000
     Elimination of ZiaSun common stock                                       32,000
     Elimination of ZiaSun treasury stock                                    (34,000)
     Deferred compensation related to the merger transition award          1,678,000
                                                                       -------------
                                                                       $ 128,952,000
                                                                       =============

(h)  Retirement of ZiaSun treasury stock.

(i) Additional executive compensation effective upon consummation of the merger.

(j) Merger transition award of cash and stock. This award vests equally over a three year period on the anniversary of the merger.

                          APPENDIX A--FORM OF ELECTION

                            ZIASUN TECHNOLOGIES, INC.

                           ELECTION FOR ACCEPTANCE OR
                    REJECTION OF RESCISSION OFFER AND RELEASE

THE RESCISSION OFFER WILL EXPIRE AT THE LATER OF (A) 12:00 MIDNIGHT, MOUNTAIN STANDARD TIME, ON AUGUST___, 2001, OR (B) THIRTY DAYS AFTER THE DATE ON WHICH THE UNDERSIGNED ACTUALLY RECEIVED THIS ELECTION FORM.

--------------------------------------------------------------------------------

         Please complete and sign this document and return it to ZiaSun Technologies, Inc., at the address set forth below, on or before midnight, Mountain Standard Time, on August ___, 2001, the Expiration Date of the Rescission Offer. Please indicate your election by INITIALING either (i) the space immediately preceding paragraph A below to ACCEPT the Rescission Offer or
(ii) the space immediately preceding paragraph B to REJECT the Rescission Offer and affirm your intention to retain the Common Stock.

--------------------------------------------------------------------------------


                         RESCISSION OFFEREE INFORMATION

Offeree:__________________________________________________
Number of Shares Subject to Rescission Offer:_____________ Cert. No.(s):________

A. Shares Purchased for Services for which compensation was withheld:_______________ Shares;
     Total Amount of compensation withheld: $__________________;

B. All Other Shares:________________ Shares; Value (average closing bid price during twenty trading days prior to date of Prospectus): $______________

TOTAL AMOUNT OF RESCISSION OFFER: $_________________
(Including interest at 12% per annum through Expiration Date.)

ZiaSun Technologies, Inc.
665 San Rodolfo Drive
Suite 120
Solana Beach, CA 92075

Gentlemen:

         The undersigned hereby acknowledges having received and carefully read the rescission offer (the "Rescission Offer") of ZiaSun Technologies, Inc. (the "Company") described in the Prospectus dated _______________, 2001 (the "Prospectus"), of the Company, to repurchase the shares of common stock (the "Common Stock"), identified above, which were previously acquired by the undersigned from the Company (the "Securities"), in connection with the Company's acquisition of Seminar Marketing Group, Inc. ("SMG"). As indicated below, the undersigned hereby (i) elects to accept the Rescission Offer and requests that the Company repurchase the Common Stock in accordance with the terms of the Rescission Offer, or (ii) rejects the Rescission Offer, and affirms the undersigned's intention to retain the Common Stock.

         The undersigned that the Company and others will rely on the representations, warranties and agreements contained in this Form of Election, and that if any of the representations, warranties and agreements made by the undersigned are no longer accurate, he or she shall promptly notify the Company.

         PLEASE SELECT "A" OR "B" BELOW BY CHECKING THE APPROPRIATE BOX BELOW.

         ________A. ACCEPTANCE OF RESCISSION OFFER; REQUEST FOR RESCISSION

         1. The undersigned hereby irrevocably elects to accept the Company's offer to repurchase all of the Common Stock on the terms described in the Prospectus under "THE RESCISSION OFFER," and to pay the undersigned an amount equal to (a) the consideration which the undersigned paid to the Company for the Common Stock, plus, (b) the market price per share of all other Common Stock received in connection with the acquisition of SMG , at the market price of such Common Stock as of the date of the Prospectus, together with (c) interest on such amounts from the date of acquisition of the undersigned's shares of SMG, to the Expiration Date, at 12% per annum, in the amount set forth above under "RESCISSION OFFEREE INFORMATION." The undersigned understands that as a result of accepting the Rescission Offer, the undersigned will no longer hold the Common Stock represented by the certificate(s) referenced above.

         The undersigned (Check applicable box) [ ] HAS; [ ] HAS NOT resold all or a portion of the Common Stock.

                 TABLE TO FILL OUT ONLY IF YOU HAVE SOLD SHARES:

Number of Shares Sold:______________Shares         Date Sold:___________________
Amount of Consideration Received: $____________________
Type of Consideration (Check applicable box): Cash [ ] Other Consideration [ ] If Other Consideration, describe:_______________________________________________
Person Who Acquired Shares:_____________________________________________________
Address:________________________________________________________________________

         (Note: If you have resold the Common Stock to a third party at a loss prior to the date hereof in a bona fide transaction, please enclose herewith proof reasonably satisfactory to the Company evidencing the sale of the Common Stock at a loss in a bona fide transaction. Satisfactory proof of sale at a loss may take the form of appropriate documentation reflecting the sale and the purchase price. If the proof of a bona fide sale at a loss is not reasonably satisfactory to the Company, the Company may require additional proof. In addition, the Company may require evidence that any sale of the Common Stock was a bona fide transfer of such shares.)

         2. The undersigned hereby encloses the certificates identified below, representing all of the Common Stock that the undersigned acquired from the Company, duly endorsed for transfer or accompanied by an assignment separate from the applicable stock certificate in either case with the signature(s) guaranteed by an eligible guarantor institution. The enclosed represents all, and not less than all, of the Common Stock that the undersigned acquired from the Company. The undersigned hereby represents that the undersigned is conveying all interests in the Common Stock free and clear of all liens and encumbrances of any kind, and that no such interest has been previously or concurrently transferred in any manner to any other person or entity.

         ______ B. REJECTION OF RESCISSION OFFER; AFFIRMATION OF INTENTION TO RETAIN COMMON STOCK.

         The undersigned hereby affirms the undersigned's intent to retain the Common Stock, and elects NOT to accept the Company's offer to repurchase such Securities.

         The undersigned understands that as a result of rejecting the Rescission Offer, the undersigned will continue to hold the Common Stock.

         The undersigned understands and acknowledges that the rejection of the Rescission Offer is speculative in nature, involves a high degree of risk and is suitable only for persons of substantial means who are able to bear the risk of loss of their entire investment. The undersigned understands all of the risk factors to the rejection of the Rescission Offer, including those set forth in the caption "Risk Factors" in the Prospectus.

                                     RELEASE

         In consideration of the offer to repurchase the undersigned's Securities, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably releases and discharges the Company, SMG, and their past, current and future officers, directors, employees, affiliates, representatives and agents, of and from all claims which the undersigned and the undersigned's successors and assigns have, ever had or might have in connection with the sales and issuances by the Company and SMG of Common Stock including, but not limited to, any violation of federal and/or state security laws or regulations, to the maximum extent permitted by applicable law.

                                  INSTRUCTIONS

         The signature on this letter on transmittal and on the stock transfer power must correspond exactly to the name on your stock certificate(s). If held as joint tenants, both must sign. The Company may require evidence of authority of the signer if a trustee, executor, administrator, attorneys-in-fact, or others acting in a fiduciary or representative capacity. Signatures on this Form of Election do not need to be signature guaranteed, but the signature(s) on the stock transfer power, or stock certificate(s) must be guaranteed.

         THIS FORM SHOULD BE MAILED OR SENT AS SOON AS PRACTICAL, BUT IN NO EVENT SHOULD THIS FORM BE RECEIVED BY THE COMPANY LATER THAN THE EXPIRATION DATE, WHICH IS AUGUST ____, 2001.

                                 THE UNDERSIGNED:

                                 -----------------------------------------------

                                 Print name of the undersigned and, (a) if Securities are held by a partnership, corporation, trust or entity, the name and capacity of the individual signing on its behalf, and (b) if Securities are held as joint tenants or as community property, name(s) of co-purchaser(s).

Dated:                 , 2001
       ----------------           ----------------------------------------------
                                  Signature


                                  ----------------------------------------------
                                  Tax I.D./Soc. Sec. No.


Dated:                 , 2001
       ----------------           ----------------------------------------------
                                  Signature


                                  ----------------------------------------------
                                  Tax I.D./Soc. Sec. No.

Residence Address:
                                  ----------------------------------------------
Street Address:
                                  ----------------------------------------------

City, State and Zip Code
                                  ----------------------------------------------

Mailing Address (if different

from residence):
                                  ----------------------------------------------
Street Address:
                                  ----------------------------------------------

City State and Zip Code:
                                  ----------------------------------------------

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates, except the SEC registration fee.

SEC Registration Fee                                 $       150
Legal Fees and Expenses                                   40,000
Accounting Fees and Expenses                               2,000
Printing Fees and Expenses                                 5,000
Transfer Agent and Registrar Fees                          1,500
Miscellaneous expenses                                     1,000
                                                     -----------
TOTAL                                                $    49,650

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Nevada Revised Statute ("NRS"), provides for indemnification as follows:

         NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agent: General provisions.

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys" fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys" fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys" fees, actually and reasonably incurred by him in connection with the defense.

         NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

         1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a) By the stockholders;

         (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

         (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

         (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

         (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

         (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         The Registrant's Articles of Incorporation, as amended, provide for the indemnification of its officers and directors to the fullest extent allowed under Nevada law, as follows:

         Article IX.  Indemnification of Officers and Directors.

         9.1 The Corporation shall indemnify its directors, officers, employee, fiduciaries and agents to the fullest extent permitted under the Nevada Revised Statutes.

         9.2 Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         9.3 Without limiting the application of the foregoing, the Board of Directors may adopt by-laws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the law of the State of Nevada and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

         9.4 The private property of the Stockholders, Directors and Officers shall not be subject to the payment of corporate debts to any extent whatsoever.

         9.5 No director, officer or shareholder shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision does not eliminate nor limit in any way the liability of a director or officer for: (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) The payment of dividends in violation of Nevada Revised Statutes (N.R.S.) 78.300.

         The Registrant's bylaws provide for indemnification as follows:

         Section 8.01. Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

         Section 8.02. Indemnification; Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 8.03. Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made by the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

         Section 8.04. General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

         Section 8.05. Advances. Expenses incurred in defending a civil or criminal action, suit, or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to indemnified by the corporation as authorized by this Section.

         Section 8.06. Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who ceases to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is the information required under Item 701, Regulation S-K, concerning all sales of unregistered securities by the Registrant within the past three years.

         On October 5, 1998, in conjunction with the acquisition of Momentum Internet Incorporated, a corporation organized under the laws of the British Virgin Islands ("Momentum Internet"), the Company issued in a stock-for-stock exchange 1,130,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Internet thereby making Momentum Internet a wholly owned subsidiary of the Company. No underwriters were used. The transaction was deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Momentum Internet, and possessed more information regarding the business of the Company than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

         On October 5, 1998, in conjunction with the acquisition of Momentum Asia, Inc., ("Momentum Asia"), a corporation organized under the laws of the Republic of the Philippines, the Company issued in a stock-for-stock exchange 4,000,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Asia, thereby making Momentum Asia a wholly-owned subsidiary of the Company. No underwriters we used. The transaction was deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Momentum Asia, and possessed more information regarding the business of the Company than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

         On March 25, 1999, in conjunction with the acquisition of Asia4sale.com, Ltd., a Hong Kong Registered Company ("Asia4sale"), the Company issued 100,000 (post split adjusted) shares of restricted common stock, in exchange for 99 of the 100 shares of Asia4sale, thereby making Asia4sale virtually a wholly-owned subsidiary of the Company. The Company sold Asia4sale in December 1999.

         On March 31, 1999, in conjunction with the acquisition of OIA, and in exchange for all of the capital stock of OIA, the Company issued 1,000,000 (post split adjusted) shares of "restricted" common stock, thereby making OIA a wholly-owned subsidiary of the Company. In addition, the Company issued an additional 5,000,000 (post split adjusted) shares (the "Escrow Shares") pro-rata to the shareholders of OIA. The Escrow Shares were being held in escrow pursuant to the terms of the adjustment provision set forth in the acquisition agreement.

         On April 10, 1999, the Company issued 25,000 (post-split adjusted) shares of "restricted" common stock to Allen D. Hardman, the current President of the Company upon the exercise by Mr. Hardman of the vested portion of his stock option.

         On January 13, 2000, Allen D. Hardman, an officer and director or the Company exercised a stock option to purchase 25,000 restricted shares of Common Stock at a price of $2.00 per share for total cash consideration received by the Company of $50,000.

         On March 2, 2000, the Company issued 30,000 restricted shares to Netgenesis Strategic Internet Marketing, Ltd., for marketing and shareholder relation services.

         On May 22, 2000, in conjunction with the acquisition of Asia Prepress Technology, Inc. ("Asia Prepress") and in exchange for all of the capital stock of Asia Prepress, the Company issued 100,000 shares of "restricted" common stock thereby making Asia Prepress a wholly owned subsidiary of the Company.

         On May 22, 2000, in conjunction with the acquisition of Asia Internet Services, Inc. ("Asia Internet") and in exchange for all of the capital stock of Asia Internet, the Company issued 150,000 shares of "restricted" common stock thereby making Asia Prepress a wholly owned subsidiary of the Company.

         On June 6, 2000, pursuant to the terms of the Amendment to the Acquisition Agreement between the Company and OIA Shareholders, the Company issued 4,820,152 restricted shares of its Common Stock to the former owners of OIA as part of their total earn out of 9,820,152 shares of which 5,000,000 shares had been previously issued and held in escrow.

         On July 3, 2000, Allen D. Hardman, the President, CEO and a Director or the Company exercised a stock option to purchase 25,000 restricted shares of Common Stock at a price of $2.00 per share for total cash consideration received by the Company of $50,000.

         On August 2, 2000, at a Special Meeting of the Board of Directors, the board ratified and approved the issuance of a total 100,000 restricted shares of common stock to Credico Inc., and Hans von Meiss, for their efforts and services in locating, negotiating and assisting in the consummation of agreement between the Company and the McKenna Group. The board authorized the issuance of 50,000 restricted shares to Credico, Inc., a Nevada corporation, owned and controlled by Bryant D. Cragun, a member of the advisory board of the Company, and 50,000 restricted shares to Hans Von Meiss, a director of the Company.

         On August 2, 2000, at a Special Meeting of the Board of Directors, the board ratified and approved the issuance of a total 103,500 restricted shares of common stock to Bryant D. Cragun in conversion of the debt of $690,000 owing by the Company to Mr. Cragun.

         On September 29, 2000, the Company acquired all of the outstanding stock of Seminar Marketing Group, Inc., ("SMG"), a Utah corporation. Under the terms of the acquisition agreement, the Company, issued an aggregate of 370,000 restricted shares of Common Stock to stockholders of SMG in exchange for such stock. This transaction is the subject of the rescission offer under this registration statement.

         On October 15, 2000, the Company acquired all of the outstanding stock of Memory Improvement Systems,. Inc. ("MIS"), a Utah corporation. Pursuant to the terms of the acquisition agreement, the Company, issued an aggregate of 400,000 restricted shares of Common Stock to stockholders of MIS in exchange for such stock.

         On November 20, 2000 the Company issued a total of 71,660 restricted shares to its directors. the Company also issued Non-Qualified Stock Options to purchase a total of 20,000 shares of the Company's common stock, to the non-employee directors and advisory board members.

         Except for the issuance of shares in connection with the acquisition of SMG, which is the subject of this registration statement, the offer and/ or sale of securities in the transactions described above, were made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in Section 4(2) of the Securities Act. The recipients of the securities in each of the transactions set forth above represented their intention to acquire such securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the shares certificates and instruments used in such transactions. All recipients were given adequate information about the Registrant at the time of the acquisition of such securities, or had access, through employment or other relationships with the Registrant, to such information. Concerning the sale of shares in connection with the acquisition of SMG, management believed, as indicated in this registration statement, that the offer and sale of securities to the SMG shareholders was made in compliance with all securities laws, but have since been advised that the Company did not comply with the registration requirements of the Securities Act. However, persons receiving shares in the transaction were each provided with a disclosure document regarding the Registrant, and each executed an investment letter, representing their intention to acquire the securities for investment.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) List of Exhibits attached or incorporated by reference pursuant to
Item 601 of Regulation S-K.

               EXHIBIT         DESCRIPTION
               -------         -----------

               2.1(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Momentum
                              Internet Incorporated dated October 5, 1998.
                              (Incorporated by the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               2.2(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Momentum
                              Asia, Inc. dated October 5, 1998. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               2.3(+) Acquisition Agreement and Plan of Reorganization between Ziasun Technologies, Inc. and
                              Asia4sale.com, Ltd., dated March 25, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               2.4(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Online
                              Investors Advantage, Inc., dated March 31, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               2.5(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Seminar
                              Marketing group, Inc., dated September 29, 2000
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on October 3,
                              2000).

               2.6(+) Acquisition Agreement and Plan of Reorganization with Memory Improvement Systems, Inc., dated
                              October 10, 2000 (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on October 3, 2000).

               2.7(+)         Agreement and Plan of Merger, dated as of May 3,
                              2001, between the Company and Telescan, Inc.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               3.1(a)(+)      Original Articles of Incorporation. (Incorporated
                              by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)


                                       II-6

               3.1(b)(+)      Certificate of Amendment to Articles of
                              Incorporation filed April 29, 1997. (Incorporated
                              by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               3.1(c)(+)      Certificate of Amendment to Articles of
                              Incorporation filed September 10, 1998 changing
                              the name of the Company to ZiaSun Technologies,
                              Inc. (Incorporated by reference from the
                              Registrant's Registration Statement on Form 10-SB
                              filed September 16, 1999, Commission File No.
                              000-27349)

               3.1(d)(+)      Certificate filed pursuant to NRS Section 78.207.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               3.1(e)(+)      Restated Article of Incorporation filed August 16,
                              1999. (Incorporated by reference from the
                              Registrant's Registration Statement on Form 10-SB
                              filed September 16, 1999, Commission File No.
                              000-27349)

               3.1(f)(+)      Restated Article of Incorporation filed November
                              3, 2000. (Incorporated by reference from the
                              Registrant's Current Report on Form 8-K filed on
                              November 3, 2000).

               3.2(+) Amended and Restated By-laws. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349

               3.3(+)         Restated By-laws dated November 3, 2000. .
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on November 3,
                              2000).

               10.1(+)        License Agreement between Fountain Fresh
                              International and Katori Consultants, Ltd. dated
                              April 17, 1997. (Incorporated by reference from the Registrant's Registration Statement on Form
                              10-SB filed September 16, 1999, Commission File
                              No. 000-27349)

               10.2(+)        Assignment of License Agreement by Katori
                              Consultants Ltd., to the Company dated April 18,
                              1999. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.3(+)        Unsecured Promissory Note for $50,000 from
                              Asai4sale.com in favor of the Company dated March
                              31, 1999. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.4(+) Stock Option Agreement between Brian Hodgson and the Company dated March 25, 1999. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.5(+)        Agreement between the Company and Global Direct
                              Marketing Limited dated February 12, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.6(+)        Agreement between Asia4sale.com, Ltd., and Hong
                              Kong Telecom IMS dated March 29, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.7(+)        Agreement between Momentum Internet, Inc., and
                              Hays Business Systems dated April 1, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)
                              10.8(+) Loan Agreement between Momentum Asia, Inc.
                              (formerly New Age Publications, Inc.) and
                              Touchstone Transport Services, Inc. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.9(+)        Real Estate Mortgage Momentum Asia, Inc. (formerly
                              New Age Publications, Inc.) and Touchstone
                              Transport Services, Inc. (Incorporated by reference from the Registrant's


                                       II-7

                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.10(+)       Subscribers Agreement between Momentum Asia, Inc.,
                              (formerly New Age Publications, Inc.), and Torquay
                              Associates Ltd. (Incorporated by reference from the Registrant's Registration Statement on Form
                              10-SB filed September 16, 1999, Commission File
                              No. 000-27349)

               10.11(+)       Reuters Investor Distribution Agreement with
                              Momentum Internet Inc., dated April 22, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.12(+)       Market Datafeed Service Agreement with Stock
                              Exchange Information Services Limited dated May 3,
                              1999. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.13(+)       Agreement between Momentum Internet, Inc., and
                              Options Direct dated May 18, 1999. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.14(+) Agreement between Asia4sale.com, Ltd., and Karrex dated June 25, 1999. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission
                              File No. 000-27349)

               10.15(+)       Agreement between Momentum Internet, Inc., and
                              United Mok Ying Kie Limited dated June 29, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.16(+)       Reuters Service Contract with Momentum Internet
                              Inc. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.17(+)       Online Stock Trading Agreement between Swiftrade,
                              Inc. and WdoTrade Inc. dated July 1, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.18(+)       Lease Agreement between the Company and Propco
                              L.P. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.19(+)       Addendum to Lease between the Company and Propco
                              L.P. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.20(+)       Tenancy Agreement between Momentum Associates
                              Limited and Hong Kong Finance Property Company
                              Limited dated December 1, 1998. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No.000-27349)

               10.21(+)       Contract of Lease between Rebecca A. Ynares and
                              Momentum Internet (Philippines) Inc. dated
                              December 1998. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.22(+)       First Amendment to Contract of Lease between
                              Rebecca A. Ynares and Momentum Internet
                              (Philippines) Inc. (Incorporated by reference from the Registrant's Registration Statement on Form
                              10-SB filed September 16, 1999, Commission File
                              No. 000-27349)

               10.23(+)       Contract of Lease between Philippine International
                              Trading Corporation and Momentum Internet
                              (Philippines) Inc. (Incorporated by reference from the Registrant's Registration Statement on Form
                              10-SB filed September 16, 1999, Commission File
                              No. 000-27349)

               10.24(+)       Sublease Agreement between Philexcel Textiles
                              Incorporated and Momentum Asia, Inc. (formerly New
                              Age Publications, Inc.) (Incorporated by reference from the Registrant's


                                       II-8

                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.25(+)       Amended Sublease Agreement between Philexcel
                              Textiles Incorporated and Momentum Asia, Inc.
                              (formerly New Age Publications, Inc.)
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.26(+)       Lease Agreement between EsNET Properties L.C. and
                              Online Investors Advantage, Inc., dated May 25,
                              1999. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission File No.
                              000-27349)

               10.27(+)       Lease Agreement between Dc Mason Ltd., and Online
                              Investors Advantage, Inc., dated October 7, 1998.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.28(+)       Lease Agreement between Gordon Jacobson and Online
                              Investors Advantage, Inc., dated June 22, 1999.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.29(+)       Employment Agreement and Stock Option between the
                              Company and Allen D. Hardman dated July 1, 1997.
                              (Incorporated by reference from the Registrant's
                              Registration Statement on Form 10-SB filed
                              September 16, 1999, Commission File No. 000-27349)

               10.30(+)       Amendment to Employment Agreement between the
                              Company and Allen D. Hardman. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.31(+)       Non-Qualified Stock Option Agreement between the
                              Company and Allen D. Hardman. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.32(+)       Agreement between Momentum Associates Limited and
                              Peter Graham Daley. (Incorporated by reference from the Registrant's Registration Statement on Form 10-SB filed September 16, 1999, Commission
                              File No. 000-27349)

               10.33(+)       Agreement between Momentum Associates Limited and
                              Anthony L. Tobin. (Incorporated by reference from the Registrant's Registration Statement on Form
                              10-SB filed September 16, 1999, Commission File
                              No. 000-27349)

               10.34(+)       Agreement between Momentum Internet Inc., and
                              Crossbow Consultants Limited. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.35(+)       Agreement between Asia4sale.com Ltd., and Momentum
                              Internet Inc., dated March 25, 1999. (Incorporated by reference from the Registrant's Registration
                              Statement on Form 10-SB filed September 16, 1999,
                              Commission File No. 000-27349)

               10.36(+) Consulting Agreement dated January 1, 2000 between the Company and Netgenesis Strategic Internet
                              Marketing, Ltd.

               10.37(+) Client Service Agreement dated January 14, 2000 between the Company and Continental Capital &
                              Equity Corporation.

               10.38(+)       Common Stock Purchase Warrant issued to
                              Continental Capital & Equity Corporation.

               10.39(+) Registration Rights Agreement between the Company and Continental Capital & Equity Corporation.

               10.40(+) Registration Rights Agreement between the Company and Continental Capital & Equity Corporation.
                              (Incorporated by reference from the Registrant's
                              Annual Report on Form 10-KSB, as amended, filed on May 12, 2000).


                                       II-9

               10.41(+) Consulting Agreement dated January 1, 2000, between the Company and Credico Inc. (Incorporated by reference from the Registrant's Quarterly
                              Report on Form 10-QSB, filed on May 22, 2000).

               10.42(+) Business Agreement dated April 20, 2000, between the Company and The McKenna Group. (Incorporated by reference from the Registrant's Quarterly
                              Report on Form 10-QSB, filed on May 22, 2000).

               10.43(+) Sale and Purchase Agreement dated March 13, 2000, between the Company and Paradym Enterprises
                              Limited. (Incorporated by reference from the Registrant's Quarterly Report on Form 10-QSB, filed on May 22, 2000).

               10.44(+)       Shareholders' Agreement between Momentum Internet,
                              Inc., Bensley Ltd., and Paradym Enterprises
                              Limited dated March 13, 2000. (Incorporated by reference from the Registrant's Quarterly Report on Form 10-QSB, filed on May 22, 2000).

               10.45(+)       Merger Agreement and Plan of Reorganization dated
                              May 22, 2000, between the Company and Asia
                              Prepress Technology, Inc. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on June 8, 2000).

               10.46(+)       Merger Agreement and Plan of Reorganization dated
                              May 22, 2000, between the Company and Asia
                              Internet Services.com, Inc. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on June 8, 2000).

               10.47(+) Amendment to Agreement between the Company and the OIA Shareholders dated May 31, 2000. (Incorporated by reference from the Registrant's Quarterly
                              Report on Form 10-Q filed on August 17, 2000).

               10.48(+)       Venture Fund Agreement between the Company and The
                              McKenna Group dated July 3, 2000. (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on August 17, 2000).

               10.49(+)       Amended and Restated Employment Agreement and
                              Stock Option of Allen D. Hardman dated August 2,
                              2000. (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q filed on August 17, 2000).

               10.50(+)       Share Purchase Agreement dated August 22, 2000
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on August 22,
                              2000).

               10.52(+) Share Purchase Agreement dated June 27, 2001, between the Company and Patrick R. Cox and Calvin
                              A. Cox regarding the sale of Asia Prepress
                              Technology, Inc. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on July 3, 2001).

               10.53(+) Share Purchase Agreement dated June 27, 2001, between the Company and Patrick R. Cox regarding the sale of Asia Internet Services.com, Inc.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on July 3, 2001).

               10.54          Employment Agreement - D. Scott Elder

               10.55          Employment Agreement - Ross W. Jardine

               16.1(+)        Letter of HJ & Associates, LLC, dated October 9,
                              2000, to the Securities and Exchange Commission
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on October 3,
                              2000).

               21(+)          Subsidiaries of the Registrant

               23.1           Consent of HJ & Associates

               23.2           Consent of BDO Siedman, LLP

               23.3 Consent of Arthur Andersen LLP (to be provided by amendment)


                                       II-10

               23.5 Consent of Hein + Associates LLP (to be provided by amendment)

               99.1(+) Voting Agreement, dated as of May 3, 2001, by and between Telescan, Inc. and Scott Harris.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.2(+) Voting Agreement, dated as of May 3, 2001, by and between Telescan, Inc. and David W. McCoy.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.3(+) Voting Agreement, dated as of May 3, 2001, by and between Telescan, Inc. and D. Scott Elder.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.4(+) Voting Agreement, dated as of May 3, 2001, by and between Telescan, Inc. and Ross Jardine.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.5(+) Voting Agreement, dated as of May 3, 2001, by and between Telescan, Inc. and Momentum Media Ltd.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.6(+) Voting Agreement, dated as of May 3, 2001, by and among ZiaSun Technologies, Inc., NBC-TSCN Holding,
                              Inc. and GE Capital Equity Investments, Inc.
                              (Incorporated by reference from the Registrant's
                              Current Report on Form 8-K filed on May 15, 2001).

               99.7(+) Voting Agreement, dated as of May 3, 2001, by and between ZiaSun Technologies, Inc. and Vulcan
                              Ventures, Inc. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on
                              May 15, 2001).

               99.8(+) Voting Agreement, dated as of May 3, 2001, by and between ZiaSun Technologies, Inc. and LJH
                              Corporation. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on
                              May 15, 2001).

               99.9(+)        Press release issued May 3, 2001, regarding the
                              Merger. (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on
                              May 15, 2001).

               * Summaries of all exhibits contained within this Annual Report are modified in their entirety by reference to these exhibits.

               (+)            Previously filed.

ITEM 17. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Corporation, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The Corporation will:

         (1) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Corporation under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Salt Lake, on July 12, 2001.

                                           ZIASUN TECHNOLOGIES, INC.
                                           A NEVADA CORPORATION


                                           /s/ D. Scott Elder
                                           -----------------------------------
                                           By: D. Scott Elder
                                           Its: Principal Executive Officer

                                           /s/ Ross W. Jardine
                                           -----------------------------------
                                           By: Ross W. Jardine
                                           Its: Vice President and
                                                Principal Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Dated:  July 12, 2001                      /s/ D. Scott Elder
                                           -----------------------------------
                                           By: D. Scott Elder
                                           Its: Chairman of the Board


Dated:  July 12, 2001                      /s/ Allen D. Hardman
                                           -----------------------------------
                                           By: Allen D. Hardman
                                           Its: President, COO and Director


Dated:  July 12, 2001                      /s/ Ross W. Jardine
                                           -----------------------------------
                                           By: Ross W. Jardine
                                           Its: Vice President, COO and Director


Dated:  July __, 2001
                                           -----------------------------------
                                           By: Hans von Meiss
                                           Its: Director



Dated:  July __, 2001
                                           -----------------------------------
                                           By: Christopher D. Outram
                                           Its: Director